Exhibit 99.1

GENESIS HEALTH VENTURES, INC.

, 2003

Dear Fellow Genesis Health Ventures, Inc. Shareholder:

In February 2003, we announced a plan to spin-off our eldercare businesses, including our inpatient, rehabilitation therapy, diagnostic, respiratory, hospitality, and healthcare consulting businesses, into a separate publicly traded company called Genesis HealthCare Corporation (“GHC”). The spin-off is expected to occur in October 2003. As a result of the spin-off, shareholders of Genesis Health Ventures, Inc. will receive a pro-rata distribution in the form of GHC common stock, so that shareholders of GHC will own all of the eldercare businesses.

Our Board of Directors has determined that the brightest future for Genesis Health Ventures, Inc. and all of its shareholders is to create two separate companies through the spin-off of our eldercare businesses. Our business lines have very distinct operations with different opportunities, challenges, and strategies. By separating the two businesses, we anticipate that we will be better able to:

•	align management incentives with business specific operating performance;

•	access capital;

•	isolate operating risks; and

•	improve sales and marketing opportunities, including the resolution of existing customer/competitor issues with respect to our pharmacy services business.

We also believe that a separation of the two companies will help to simplify the profile of each business, allowing investors to more easily evaluate each company in the future.

In the spin-off, shareholders of Genesis Health Ventures, Inc. common stock as of the close of business on                , 2003, will receive                 shares of GHC common stock for every share of Genesis Health Ventures, Inc. common stock held on that date. No action on the part of Genesis Health Ventures, Inc. shareholders is required to receive GHC shares. We anticipate that, for United States federal income tax purposes, the distribution of GHC shares will qualify as tax free to Genesis Health Ventures, Inc. and its shareholders. We expect to receive a private letter ruling from the Internal Revenue Service to this effect in coming months. We recommend that each shareholder consult a tax advisor as to the particular consequences of the distribution to such shareholder.

Following the distribution of GHC shares, we expect GHC common stock to be traded on the NASDAQ National Market System under the symbol “               .” Genesis Health Ventures, Inc. common stock will continue to trade on the NASDAQ Market System, but we expect the symbol to change to “               ” at the time of the spin-off, and we expect to change our name to NeighborCare, Inc.

Enclosed please find an information statement which describes the distribution of GHC common stock and includes important information regarding GHC’s business. We encourage shareholders to read this information carefully. Please note that shareholder approval is not required for the spin-off so we are not asking for a proxy.

Again, shareholders are NOT required to take any action to participate in the spin-off.

If you should have any questions regarding the spin-off, please contact Genesis Health Ventures, Inc.’s Investor Relations Department by sending a letter to:

Investor Relations Genesis Health Ventures, Inc. 101 East State Street Kennett Square, PA 19348

You may also contact us by calling our Investor Relations Hotline at 610-925-2000.

Very truly yours,

Robert H. Fish
Chairman of the Board and Chief Executive Officer
Genesis Health Ventures, Inc.

Genesis HealthCare Corporation

, 2003

Dear Genesis HealthCare Corporation Shareholder:

Welcome to Genesis HealthCare Corporation (“GHC”). As part of the GHC spin-off from Genesis Health Ventures, Inc., we expect that you will become a GHC shareholder in October 2003. GHC is one of the leading providers of healthcare and support services to the elderly. We anticipate that shares of GHC will begin trading publicly on a “when issued” basis for the first time on or about                , 2003.

As a new independent company, the GHC operations will be comprised of two primary business segments, inpatient services provided in skilled nursing and assisted living centers, and rehabilitation therapy services. Our core businesses will be complemented by supporting service capabilities including diagnostic services, respiratory therapy, and management services.

We believe that as an independent company, we will be better positioned to grow in and around our existing core geographic regions through the renewed allocation of resources to our businesses. Further, with our complete attention focused on the Genesis ElderCare® businesses, we believe that we will be better able to improve operating performance and profitability as we develop and implement the best model for the delivery of care across our entire system.

This is a very exciting time for us and we are enthusiastic about what the future holds. We believe that we have a great opportunity to strengthen and enhance our business, and as a GHC shareholder, that you will have an outstanding opportunity to share in our progress. We are committed to building value over the years to come: for our customers and their families who put their confidence in us, for our employees who are dedicated to delivering the highest quality care, for our business partners and for you, our shareholders, who see the opportunity in our industry. I invite you to learn more about GHC as an independent company in the enclosed information statement.

Very truly yours,

George V. Hager, Jr. Chief Executive Officer Genesis HealthCare Corporation

The information contained herein is not complete and may be changed. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission. This preliminary information statement is not an offer to sell or a solicitation of an offer to buy these securities.

Preliminary Information Statement
(Subject to Completion, Dated July 25, 2003)

Genesis HealthCare Corporation

COMMON STOCK
(par value $0.01 per share)

At this time, Genesis HealthCare Corporation, a Pennsylvania corporation, is wholly-owned by Genesis Health Ventures, Inc., a Pennsylvania corporation. Upon completion of the spin-off, Genesis Health Ventures, Inc. expects to change its name to NeighborCare, Inc. All references to “GHVI” in this information statement mean Genesis Health Ventures, Inc. together with its subsidiaries prior to the completion of the spin-off. All references to “NCI” in this information statement mean Genesis Health Ventures, Inc. together with its subsidiaries immediately after the completion of the spin-off. In the spin-off, GHVI will distribute all of the shares of GHC common stock on a pro rata basis to the holders of GHVI’s common stock. Each of you, as a holder of GHVI common stock, will receive                 shares of GHC common stock for every share of GHVI common stock that you held at the close of business on                , 2003, the record date for the spin-off. Immediately after the spin- off is completed, NCI will not own any shares of GHC common stock, and we will be an independent public company.

We are sending you this information statement to describe the spin-off. We expect the spin-off to occur in October 2003. We refer to the date on which the spin-off occurs as the distribution date. On or shortly after the distribution date:

•
if you owned GHVI common stock in registered form (that is, the stock is registered in your name) at the close of business on the record date, you will have credited to a book-entry account established for you by, and maintained at, the distribution agent, your proportionate number of shares of GHC common stock and you will receive a check for the cash value of any fractional shares of GHC common stock; and

•
if you owned GHVI common stock through a broker, bank or other nominee at the close of business on the record date, you should have credited to your brokerage, custodian or similar account through which you own your GHVI common stock, your proportionate number of shares of GHC common stock and you will receive a check for the cash value of any fractional shares of GHC common stock.

No shareholder vote is required for the spin-off to occur. No shareholder action is necessary for you to receive the shares of GHC common stock to which you are entitled in the spin-off. This means that to receive your shares of GHC common stock you do not need to:

•	pay any consideration to GHVI or to us; or

•	surrender any shares of GHVI common stock.

There is no trading market for GHC common stock. We have applied for listing of GHC common stock on the Nasdaq National Market System, under the ticker symbol “               ,” and we expect that on                , 2003, shares of GHC common stock will begin trading on a “when issued” basis.

Consummation of the spin-off is subject to the following conditions:

•
receipt of a satisfactory private letter ruling from the Internal Revenue Service that the spin-off and certain related transactions will qualify as a tax free distribution to GHVI and its shareholders under Section 355 of the Internal Revenue Code of 1986, as amended;

•	the consent of GHVI’s senior creditors to the spin-off and the replacement of GHVI’s credit facility with separate credit facilities for GHC and NCI;

•	the consent of certain lessors of GHVI; and

•	receipt of required governmental regulatory approvals.

Accordingly, no assurance can be given that the spin-off will be consummated.

As you review this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 13.

We are not asking you for a proxy and you are requested not to send us a proxy.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

If you have inquiries related to the distribution, you should contact Genesis HealthCare Corporation, 101 East State Street, Kennett Square, Pennsylvania 19348, Telephone: (610) 925-2000, Fax: (610) 925-4000, Attention: Investor Relations.

The date of this information statement is           , 2003.

All references to “GHC,” “we,” “our,” “us,” and similar terms in this information statement refer to Genesis HealthCare Corporation together with its subsidiaries giving effect to certain internal restructuring transactions that will take place prior to the spin-off. All references to “GHVI” in this information statement refer to Genesis Health Ventures, Inc. together with its subsidiaries prior to the completion of the spin-off. Upon the completion of the spin-off, Genesis Health Ventures, Inc. expects to change its name to NeighborCare, Inc. All references to “NCI” in this information statement refer to Genesis Health Ventures, Inc. together with its subsidiaries immediately after the completion of the spin-off.

Industry data pertaining to our business contained in this information statement, including our general expectations concerning our industry, our market position and market share within our industry are derived from data from various third-party sources. We have not independently verified any of this information and cannot assure you of its accuracy or completeness.

In addition, this information statement presents other information based on management estimates. While we believe our internal estimates are reliable, our estimates have not been verified by any independent source, and we cannot assure you as to their accuracy. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data is subject to change based on various factors, including those discussed under the caption “Risk Factors” in this information statement.

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SUMMARY

This summary highlights information relating to our company, Genesis HealthCare Corporation, and GHC common stock being distributed in the spin-off. More detailed discussions of this information are contained in this information statement. You should read the entire information statement, including the risk factors and our combined financial statements and the notes thereto included elsewhere in this information statement.

Genesis HealthCare Corporation

Our Company

We are one of the largest providers of healthcare and support services to the elderly in the United States. Within our network of geographically concentrated facilities, we offer services focusing on the primary medical, physical and behavioral issues facing the medically complex elderly population. Through our physicians, nurses, therapists and other members of our interdisciplinary medical care team, we apply a comprehensive approach to the complex needs facing the elderly, which we believe has resulted in our above industry average occupancy levels and an enhanced quality payor mix. For the twelve months ended March 31, 2003, the average occupancy level in our inpatient facilities was approximately 92%, and approximately 29% of our net revenues were from Medicare patients.

Approximately 90% of our net revenues are generated through inpatient services. Our inpatient services business is offered through a network of skilled nursing and assisted living centers primarily located in the eastern United States. Our eldercare centers are concentrated in the states of Pennsylvania, New Jersey, Maryland and Massachusetts. We currently own 123 eldercare facilities, jointly-own 31 eldercare facilities, lease 36 eldercare facilities and manage 37 eldercare facilities. These eldercare facilities consist of 200 skilled nursing facilities and 27 assisted living facilities with 27,491 beds, including five skilled nursing facilities with 718 beds located in the state of Wisconsin that have been identified as held for sale.

Our rehabilitation therapy business provides an extensive range of rehabilitation therapy services to the elderly, including speech pathology, physical therapy and occupational therapy in our eldercare regional market concentrations. These services are provided by approximately 4,300 licensed rehabilitation therapists and assistants employed or contracted by us at substantially all of the eldercare facilities we operate, as well as by contract to third-party healthcare facilities and through our 14 outpatient rehabilitation sites.

Our Industry

The aging of the population and increased life expectancies are the primary driving forces behind the growth of the nursing and assisted living facilities market in the United States. According to the United States Census Bureau, in 2000, there were approximately 35 million Americans aged 65 or older, comprising approximately 13% of the total United States population. The number of Americans aged 65 or older is expected to climb to approximately 40 million by 2010 and to approximately 54 million by 2020. There are approximately 16,500 nursing homes with approximately 1.8 million total beds certified to provide Medicare and/or Medicaid services in the United States. On average, approximately 3.5 million people live in nursing homes during the course of a year. We believe that these demographic trends will support a growing demand for the services provided by nursing and assisted living facility operators that deliver the most efficient, responsive, cost-effective and highest quality eldercare services to support a full range of needs and acuity levels.

Congress has enacted three major laws during the past six years that have significantly altered payment for skilled nursing services. The passage of the Balanced Budget Act of 1997, which eliminated the previously existing cost-based reimbursement system and implemented a prospective payment system, was designed to reduce and control the rate of increase in Medicare expenditures and significantly reduced our rate of Medicare reimbursement. The passage of the Balanced Budget Refinement Act of 1999 and the Benefits Improvement Protection Act of 2000 restored some of the

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decline in funding caused by the Balanced Budget Act of 1997. However, the expiration of a number of provisions of the Balanced Budget Refinement Act and the Benefits Improvement Protection Act that provided for additional funding on September 30, 2002, referred to as the “skilled nursing facility Medicare cliff,” resulted in an approximate 10% reduction in the rates paid to us for providing services to Medicare patients. Effective October 1, 2002, Medicare rates adjusted for the skilled nursing facility Medicare cliff were increased by a 2.6% annual market basket adjustment. In June 2003, the Centers for Medicare and Medicaid Services announced proposed rules making a one-time technical correction that does not require legislative approval, referred to as an “administrative fix,” for forecasting errors made in calculating the annual increase in Medicare rates. The expected impact of the administrative fix is an increase in Medicare reimbursement of approximately 3.3% in fiscal 2004, in addition to a proposed 2.9% inflationary increase in fiscal 2004.

Medicaid programs, which are administered at the state level, are impacted by fluctuations in state budgets. The recent economic downturn has had a detrimental effect on state revenues in most regions of the United States. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing services in the states in which we operate. State budget shortfalls have helped to elevate issues related to Medicaid onto the national agenda, which may result in additional federal support for the state-run Medicaid programs. In each of the major states where we provide services, we are working with trade groups, consultants and government officials to responsively address funding issues.

This volatility in the reimbursement system for the Medicare and Medicaid programs may continue in the short-term as the federal and state governments attempt to contain rising health care expenditures and implement revised payment mechanisms. However, we believe that sufficient broad-based support exists for the specific services we provide to ensure that adequate funding will continue for the foreseeable future.

Our Strategy

The principal elements of our business strategy are to:

Focus on operations. We are focused on the key areas that improve revenues, profits and cash flows. We are continually engaged in various efforts to improve our profitability by focusing on key operational initiatives, including:

•
leveraging our reputation for providing effective clinical outcomes in elderly care and rehabilitation to improve the quality of our payor mix by increasing our census of higher acuity Medicare patients;

•	increasing our average occupancy level, which leverages our revenues over the fixed costs associated with operating our facilities;

•	improving nursing staff scheduling and retention and reducing reliance on overtime compensation and temporary nursing agency services;

•
capitalizing on best demonstrated practices in various areas of cost control, such as purchasing, centralization of certain key administrative processes and leveraging our investments in information technology; and

•	aggressively managing our working capital.

Strengthen our presence in existing markets. To grow revenues and profitability, we intend to selectively invest in attractive assets within our geographic concentrations, allowing us to leverage existing operations and to achieve greater operating efficiencies. In addition, we will seek opportunities to increase the number of managed eldercare centers within our markets.

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Our Competitive Strengths

We believe the following competitive strengths will enable us to continue to improve our profitability and cash flow:

Geographically focused network. We are regionally focused and maintain leading market positions in many of our markets. Within our markets, we have developed strong referral networks with hospitals and discharge planners. By focusing our operations in specific markets, we have achieved lower operating costs through greater purchasing power, operating efficiencies and economies of scale. We are also able to design and customize our systems and services to meet the specific needs of each of our markets.

High acuity capabilities. We focus on clinically complex elderly patients who require extensive therapies and treatments to stabilize health problems before returning home or transitioning into a permanent long-term care setting. Over 90% of our patients come to our facilities directly from an acute care hospital and require assistance to perform daily activities. Private insurance companies and other third-party payors have recognized that treating patients requiring complex care in eldercare facilities, such as those operated by us, is a cost- effective alternative to treatment in an acute care hospital.

High quality eldercare services. We believe we have a reputation as a leading provider of high quality eldercare services. As a result, we have excellent relationships with hospitals and discharge planners, our primary referral sources. We maintain a corporate compliance program to monitor and collect regulatory compliance data and to enhance and continuously improve the care provided in our facilities.

Significant facility ownership. We own rather than lease a majority of our eldercare facilities, unlike a number of our competitors. Excluding facilities held for sale and adjusted for the ElderTrust transaction described below, we own 123 facilities with 15,783 beds, which represents approximately 77% of the total number of facilities and beds we own or lease. We believe that owning properties increases our operating and financial flexibility by enabling us to more directly control our occupancy costs, divest facilities and exit markets at our discretion and refurbish or remodel facilities in order to satisfy market demand.

Admissions and discharge planning. We have developed a successful model to process admissions through the automated tracking of bed availability and specialty care capacity at each of our facilities. Our efficient model utilizes a multifaceted approach including clinical care coordinators and toll-free phone lines to assist our marketing staff and direct referral sources. As a result of our efforts, we have consistently achieved higher average occupancy levels as compared to industry averages. For the twelve month period ended March 31, 2003, our occupancy level was approximately 92% compared to the industry average occupancy level of approximately 87%.

Stable and experienced management team. While we operate in a healthcare sector which has experienced significant volatility primarily due to a constantly changing reimbursement environment, our management team has remained substantially intact, with many years of operating experience working together. Our management team’s collective experience allows us to effectively address the continuing challenges facing the industry while providing the stability necessary to achieve meaningful operational and financial improvements.

Recent Developments

Over the past several years, our industry has experienced rising costs associated with liability insurance and litigation. See “Risk Factors.” This increase in insurance costs prompted us to exit our otherwise profitable operations in the state of Florida. In February 2003, we entered into two separate agreements to sell our eldercare assets located in the state of Florida. In one transaction, we sold four assisted living facilities for $8.5 million in April 2003. In a separate transaction completed in May 2003, we sold nine skilled nursing facilities and transferred leasehold rights in one skilled nursing facility and one assisted living facility for $26.3 million, of which $6.0 million is in the form of a

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sellers note receivable. The financial and operating data presented herein pertain to our continuing operations and therefore do not include results of our Florida operations.

We have entered into non-binding letters of intent with ElderTrust, a Maryland based real estate investment trust from whom we currently lease or sublease 18 of our eldercare facilities and eight managed and jointly-owned facilities. The principal terms of the letters of intent are as follows:

•
We will purchase two skilled nursing facilities having 210 skilled nursing beds and 67 assisted living beds, and three assisted living facilities having 257 beds, for $24.8 million. We currently lease these properties from ElderTrust at an annual cash basis and accrual basis lease cost of $2.4 million and $1.5 million, respectively;

•
We will pay ElderTrust $32.3 million to reduce annual cash basis and accrual basis lease cost associated with nine properties by $7.1 million and $1.6 million, respectively, and acquire options to purchase seven properties currently subleased to us by ElderTrust; and

•	GHVI will pay ElderTrust $5.0 million upon completion of the spin-off in exchange for ElderTrust’s consent to the assignment of all remaining leases and guarantees from GHVI to us.

We also intend to acquire the remaining ownership interest in an unconsolidated joint-venture partnership that operates four skilled nursing facilities with 600 skilled nursing and 125 assisted living beds. Each of the four eldercare centers are currently leased to the partnership from ElderTrust. We intend to purchase our joint venture partner’s interest in the unconsolidated partnership for $3.1 million and purchase one of the four eldercare properties from ElderTrust for $2.6 million. Additionally, we will pay ElderTrust $2.5 million to reduce the annual cash basis and accrual basis lease expense of one of the three remaining leased facilities by $0.4 million and $0.2 million, respectively. The lease terms of the three facilities that will continue to be leased from ElderTrust are expected to be extended from 2010 to 2015.

We refer to the spin off, the issuance of senior subordinated notes, our new senior credit facility, the purchase of real property and other transactions with ElderTrust and application of the proceeds of the issuance of senior subordinated notes and initial borrowings under our new senior credit facility as the “Transactions.”

Risk Factors

Our business is subject to numerous risks, including the following:

•
further reduction in reimbursement rates or changes in methods of payment for our services by Medicare, Medicaid and other third party payors, which contributed to GHVI’s and our subsidiaries’ bankruptcy filing in 2000;

•	impact of federal and state governments and agencies’ efforts to address expiring reimbursement provisions and government funding;

•	economic downturn in the markets that we operate;

•	impact of federal and state regulations;

•	increase in insurance costs and lawsuits; and

•	failure to attract and maintain a qualified staff.

For a discussion of these and other risk factors, see “Risk Factors.”

The Spin-Off

The following is a brief summary of the terms of the spin-off:

Distributing Company	Genesis Health Ventures, Inc. Immediately after the completion of the spin-off, GHVI will not own any shares of GHC common stock and expects to change its name to NeighborCare, Inc.

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Spun-Off Company	Genesis HealthCare Corporation. After the spin-off, we will be an independent public company.

Securities to Be
Distributed
              shares of GHC common stock, which are all of the outstanding shares of GHC common stock, all of which are owned by GHVI. Immediately after the spin-off is completed, we estimate that approximately               shareholders of record will hold shares of GHC common stock, although some of the shares may be registered in the name of a single shareholder who represents a number of shareholders.

Distribution Ratio	shares of GHC common stock for each share of GHVI common stock that you hold on the close of business on , 2003, the record date for the spin-off.

Record Date	, 2003 (close of business)

Spin-Off Date	We expect the spin-off to occur in October, 2003.

Distribution Agent

Nasdaq National Market
System	We have applied for listing of GHC common stock on the Nasdaq National Market System under the symbol “ ”.

Trading Market for GHC
common stock
Until                                     , 2003, there will be no trading market for GHC common stock. On that date, trading of shares of GHC common stock is expected to begin on a “when issued” basis. “When-issued” trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day after the distribution date, any “when-issued” trading in respect of GHC common stock will end and “regular way” trading will begin.

Tax Consequences
GHVI has conditioned the spin-off on its receipt of a satisfactory private letter ruling from the Internal Revenue Service to the effect that the spin-off and certain related transactions will qualify as a tax-free distribution to GHVI and its shareholders under Section 355 of the Internal Revenue Code of 1986, as amended. See “The Spin-Off — Material Federal Income Tax Consequences of the Spin-Off” for a more detailed description of the United States federal income tax consequences of the spin-off.

Book-Entry Shareholding
Effective as of the date of the spin-off, the distribution agent will distribute shares of GHC common stock for each eligible holder of GHVI common stock by crediting book-entry accounts with that holder’s proportionate number of whole shares of GHC common stock.

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No Fractional Shares
GHVI will not distribute any fractional shares of GHC common stock. The distribution agent will aggregate all fractional interests, sell them on behalf of shareholders, and distribute the cash proceeds to the shareholders who are entitled to a fractional interest in GHC common stock. See “The Spin-Off — Description of the Spin-Off.”

Relationship with NCI
After the Spin-Off	We and NCI will enter into the following agreements:

•
a separation and distribution agreement, which will set forth the agreements between us and GHVI with respect to the principal corporate transactions required to consummate the spin-off, and a number of other agreements governing the relationship between us and NCI following the spin-off;

•
a tax sharing agreement, which will govern the respective rights, responsibilities, and obligations of us and NCI after the spin-off, with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, other taxes and related tax returns;

•
a transition services agreement, which will provide for the provision of transitional services by us to NCI and vice versa such as the provision of information systems, tax services, investor relations services and corporate compliance services;

•
a group purchasing agreement, which will provide to the skilled nursing facilities and assisted living facilities operated by us access to group purchasing and shared services programs through Tidewater Healthcare Shared Services Group, Inc., a wholly-owned group purchasing subsidiary of NCI;

•	an employee benefits agreement, which will provide for our and NCI’s responsibilities and obligations regarding certain employee compensation, benefit and labor related matters after the spin-off; and

•
a pharmacy services agreement, which will provide the terms and conditions on which NCI’s subsidiary, NeighborCare Pharmacy Services, Inc. will provide pharmacy, pharmacy consulting and medical supply products and services to all long-term care facilities owned or leased by us or our affiliates.

We and NCI may enter into additional or modified agreements, arrangements and transactions after the spin-off.

Our Board of Directors,
Management and
Management Compensation
After the Spin-Off	Prior to the spin-off, GHVI, as our sole shareholder, plans to elect the following persons to our board of directors: Robert H. Fish and George V. Hager, Jr. We expect that our board of directors following the spin-off will be comprised of seven directors, including Messrs. Fish and Hager. Our executive officers as of the date of the spin-off will be persons who are currently employees of GHVI. Mr. Hager, the chief financial officer of GHVI, will be our chief executive officer and will cease to be employed by GHVI. Our management team and the compensation awards and other benefits

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payable to selected members of management after the spin-off are described under “Management.”

Dividend Policy
We anticipate that future earnings will be used principally to support operations, service our indebtedness and finance the growth of our business. Thus, we do not intend to pay cash dividends on GHC common stock in the foreseeable future. In addition, we anticipate that our financing agreements will restrict our ability to pay dividends.

Incurrence of Debt
We intend to issue senior subordinated notes in an aggregate principal amount of approximately $200.0 million, with an anticipated term of ten years. We also intend to enter into a senior credit facility that provides for a term loan of approximately $125.0 million, which will be fully drawn at the consummation of the spin-off and a revolving credit facility of approximately $75.0 million, none of which is expected to be drawn at the consummation of the spin-off. The term loan is expected to have a seven year term and amortize one percent per year through year six. The revolving credit facility is expected to have a five year term. In addition, we expect to be responsible for approximately $57.1 million of existing mortgage debt related to certain of our eldercare properties. We intend to transfer $275.0 million of the proceeds from the issuance of the senior subordinated notes and the initial borrowings under the term loan portion of the senior credit facility to GHVI, which will use such funds to repay existing indebtedness of GHVI. We expect to retain $50.0 million of the proceeds from the issuance of the senior subordinated notes and the initial borrowings under the term loan portion of our new senior credit facility to pay fees and expenses relating to the issuance of senior subordinated notes and the new senior credit facility and to fund working capital and other requirements.

________________________

You should carefully read the “Risk Factors” beginning on page 13.

If you have any questions relating to the spin-off, you should contact

Genesis HealthCare Corporation 101 East State Street Kennett Square, Pennsylvania 19348 Telephone: (610) 925-2000 Fax: (610) 925-4000 Attention: Investor Relations

No action is necessary for you to receive the shares of GHC common stock to which you are entitled in the spin-off. To receive your shares of GHC common stock in the spin-off, you do not need to pay any consideration to GHVI or to us, or surrender any shares of GHVI common stock.

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SUMMARY COMBINED FINANCIAL AND OPERATING DATA

The summary combined financial and operating data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes thereto included elsewhere in this information statement. Our combined statement of operations data for the years ended September 30, 2002, 2001 and 2000 and our combined balance sheet data as of September 30, 2002 and 2001 have been derived from our audited combined financial statements included elsewhere in this information statement, which have been audited by KPMG LLP, whose report is included elsewhere in this information statement. Our combined statement of operations data for the six months ended March 31, 2003 and 2002 and our combined balance sheet data as of March 31, 2003 have been derived from our unaudited condensed combined financial statements included elsewhere in this information statement. Our combined statement of operations data for the twelve months ended March 31, 2003 is unaudited and has been derived from our condensed combined statements of operations for the six month periods ended March 31, 2003 and 2002, and the combined statement of operations for the year ended September 30, 2002. Our combined statement of operations data for the years ended September 30, 1999 and 1998 and our combined balance sheet data as of September 30, 2000, 1999 and 1998 have been derived from our unaudited combined financial statements, which are not presented in this information statement. The historical financial information presented below may not be indicative of our future performance and does not reflect the results of operations and financial position we would have had if we had operated as a separate, stand-alone entity during the periods and as of the dates presented.

Upon emergence from our subsidiaries’ Chapter 11 bankruptcy proceeding on October 2, 2001, our subsidiaries adopted the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting By Entities in Reorganization Under the Bankruptcy Code,” also referred to as “fresh-start reporting,” effective September 30, 2001. In connection with the adoption of fresh-start reporting, a new entity was deemed created for financial reporting purposes, the provisions of the 2001 joint plan of reorganization were implemented, assets and liabilities were adjusted to their estimated fair values and our accumulated owner’s deficit was eliminated. Any financial information labeled “predecessor company” refers to periods prior to the adoption of fresh-start reporting, while those labeled “successor company” refers to periods following September 30, 2001. Predecessor company and successor company financial information is generally not comparable, and are therefore separated by a vertical line. The lack of comparability within the combined statement of operations data is most apparent in our capital costs (lease, interest, depreciation and amortization), as well as with income taxes, minority interests and debt restructuring and reorganization costs. Predecessor company and successor company balance sheet data are not comparable due to the change in accounting basis of long-lived assets to estimated fair value and the discharge of liabilities subject to compromise.

On October 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” referred to as “SFAS 144.” Under SFAS No. 144, discontinued businesses, including assets held for sale are removed from the results of continuing operations. The results of operations in the current year and prior year periods, along with any costs to exit such businesses in the current year period, have been classified as discontinued operations in the following summary historical financial data. Businesses sold or closed prior to the adoption of SFAS 144 continue to be reported in the results of continuing operations.

On October 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 145, “Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002,” referred to as “SFAS 145.” The most significant impact of the adoption of SFAS 145 is that effective October 1, 2002 any gains or losses on the extinguishment of debt that were classified as extraordinary items in prior periods that do not meet the new criteria for classification as extraordinary items have been reclassified. This reclassification includes the $1.0 billion gain recognized in fiscal 2001 in connection with the discharge of liabilities subject to compromise upon our subsidiaries’ emergence from Chapter 11 proceedings which is now included in income from continuing operations.

The summary combined financial and operating data includes EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA which are non-GAAP financial measures. For purposes of SEC Regulation G, a

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non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable financial measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable financial measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States of America. Pursuant to the requirements of Regulation G, we have provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

Management believes that the presentation of EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA provides useful information to investors regarding our results of operations because they are useful for trending, analyzing and benchmarking the performance and value of our business as well as for evaluating our capacity to incur and service debt, fund capital expenditures and expand our business. We use each of EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA primarily as a performance measure, and believe that the GAAP financial measure most directly comparable to EBITDA and Adjusted EBITDA is net income (loss). We also use EBITDA and Adjusted EBITDA in our annual budget process. We believe EBITDA and Adjusted EBITDA facilitate internal comparisons to historical operating performance of prior periods and external comparisons to competitors’ historical operating performance. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not consider certain material costs necessary to operate our business. These costs include the cost to service our debt, the non-cash depreciation and amortization associated with our long-lived assets, the cost of our federal and state tax obligations, our share of the earnings or losses of our less than 100% owned operations and the operating results of our discontinued businesses. Because EBITDA does not consider these important elements of our cost structure, a user of our financial information who relies on EBITDA as the only measure of our performance or financial condition could draw an incomplete or misleading conclusion regarding our financial performance or condition. Consequently, a user of our financial information should consider net income an important measure of our financial performance because it provides the most complete measure of such performance.

We define EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. EBITDA does not represent net income (loss) or cash flow from operations, as defined by GAAP.

Adjusted EBITDA is presented to exclude certain expenses and gains related to one-time transactional events or settlements. Specifically, in the six month period ended March 31, 2003, we excluded a net gain recognized in connection with the early extinguishment of a mortgage debt. In addition, in the six months ended March 31, 2002 and in each of the years in the three year period ended September 30, 2002, we excluded debt restructuring and reorganization costs and gains related to our subsidiaries’ Chapter 11 bankruptcy proceedings.

Adjusted EBITDA is presented because management uses this information in evaluating the continuing operations of our business and believes that this information provides investors a useful insight into our operating results. Management also believes that excluding such expenses and gains properly reflects our ongoing operations and provides better comparability to prior year results.

Pro Forma Adjusted EBITDA is presented to give effect to the Transactions (as defined in “— Genesis HealthCare Corporation — Recent Developments”) as if they occurred as of the beginning of the periods presented. The difference between Adjusted EBITDA and Pro Forma Adjusted EBITDA is caused by our anticipated consolidation of a previously unconsolidated joint venture and the restructuring of certain facility lease contracts included as part of the Transactions. Management believes that the presentation of Pro Forma Adjusted EBITDA properly reflects our ongoing operations after giving effect to the Transactions. However, Pro Forma Adjusted EBITDA excludes estimated incremental costs associated with being an independent public company and the loss of certain synergies and benefits of economies of scale that existed while we were a part of GHVI. We believe that the GAAP financial measure most directly comparable to Pro Forma

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Adjusted EBITDA is pro forma income from continuing operations. See “— Recent Developments” for a description of the Transactions.

EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA should be considered in addition to, not as a substitute for or superior to, GAAP financial measures, as an indicator of operating performance or whether cash flows will be sufficient to fund our cash needs, including the servicing of our debt.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

	Successor Company				Predecessor Company

	Twelve Months Ended	Six Months Ended		Year Ended September	Years Ended
	March 31,	March 31,		30,	September 30,

	2003	2003	2002	2002	2001	2000	1999	1998

	(dollars in thousands)
Statement of Operations Data (1):
Net revenues	$1,373,185	$685,746	$674,727	$1,362,166	$1,291,163	$1,262,084	$819,046	$843,521
Income (loss) from continuing operations	33,603	11,787	21,838	43,654	147,071	(794,753)	(327,490)	(21,245)
Net income (loss)	$23,289	$4,062	$18,324	$37,551	$113,854	$(844,720)	$(339,296)	$(41,285)

Other Financial Data (1):
EBITDA (2)	$109,866	$46,387	$60,937	$124,416	$300,903	$(671,139)	$(23,884)	$82,771
EBITDA margin (2)	8%	7%	9%	9%	23%	NM	NM	10%
Adjusted EBITDA (2)	110,218	45,264	62,637	127,591	36,294	(620,994)	(22,488)	84,259
Adjusted EBITDA margin (2)	8%	7%	9%	9%	3%	NM	NM	10%
Lease expense	27,342	13,753	13,005	26,594	30,250	33,456	24,221	22,790
Interest expense	16,859	8,306	8,575	17,128	98,602	180,899	89,143	69,437

Operating Data:
Occupancy percentage	92%	91%	92%	91%	91%	91%	91%	92%
Payor Mix
Medicaid	49%	50%	48%	48%	48%	49%	52%	49%
Medicare	29%	28%	29%	30%	28%	25%	24%	26%
Private pay and other	22%	22%	23%	22%	24%	26%	24%	25%
Avg. owned/leased eldercare center beds (3)	23,366	23,278	24,295	24,139	24,783	14,286	15,522	15,137
Avg. managed eldercare center beds (3)	7,510	7,198	8,210	7,898	9,215	23,779	23,984	24,234

Pro Forma Financial Data (4):
Net revenues	$1,410,259	$704,219	$692,293	$1,398,333
Income from continuing operations	28,169	8,993	19,187	38,363
Adjusted EBITDA (5)	115,183	47,698	64,826	132,311
Adjusted EBITDA margin (6)	8%	7%	9%	9%
Lease expense	27,616	13,896	13,128	26,848
Interest expense	28,585	14,292	14,292	28,585

	Successor Company				Predecessor Company

	Pro Forma (5) March 31,	March 31,	September 30,		September 30,

	2003	2003	2002	2001	2000	1999	1998

	(dollars in thousands)
Balance Sheet Data:
Working capital	$185,164	$100,208	$78,473	$41,598	$(173,322)	$71,015	$106,822
Property and equipment, net	694,840	670,373	728,447	785,654
Total assets	1,198,291	1,097,924	1,154,480	1,136,841	2,017,018	1,330,295	1,556,858
Liabilities subject to compromise	—	—	—	—	1,938,477	—	—
Long-term debt, including current portion	382,067	279,050	326,476	328,157	10,441	1,244,622	1,011,445
Owner’s equity (deficit)	$613,043	$604,188	$602,764	$572,147	$(488,288)	$(91,534)	$350,689

Pro Forma Financial Ratios (7):
Adjusted EBITDA/Interest expense	4.0x
Total debt/Adjusted EBITDA	3.3x

(1)
For a discussion of operating results from fiscal 2000 through the six month period ended March 2003, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.” Effective October 1, 2002, certain Medicare funding provisions expired, referred to as the “skilled nursing facility Medicare cliff.” The twelve-month period ended March 31, 2003 includes approximately $11.9 million of net revenues and EBITDA which we would not have received had the skilled nursing facility Medicare cliff occurred at the beginning of such period.

The net revenues and income (loss) from continuing operations data for all periods presented is from continuing operations and has been adjusted to exclude discontinued operations. Operating data has not been adjusted to exclude discontinued operations.

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(2)	The following table reconciles net income (loss) with EBITDA and Adjusted EBITDA.

	Successor Company				Predecessor Company

	Twelve Months Ended	Six Months Ended		Years Ended	Years Ended
	March 31,	March 31,		Sept. 30,	September 30,

	2003	2003	2002	2002	2001	2000	1999	1998

			(dollars in thousands)
Net income (loss)	$23,289	$4,062	$18,324	$37,551	$113,854	$(844,720)	$(339,296)	$(41,285)
Add back:
Cumulative change in accounting principle	—	—	—	—	—	10,412	—	—
Loss from discontinued operations, net of taxes	10,314	7,725	3,514	6,103	33,217	39,555	11,806	20,040
Equity in net (income) loss of unconsolidated affiliates	(1,044)	(428)	(580)	(1,196)	10,228	2,505	178,608	(435)
Minority interests	242	—	—	242	(21,207)	(133,806)	1	6
Income tax expense	20,973	7,264	13,591	27,300	—	—	—	—
Interest expense	16,859	8,306	8,575	17,128	98,602	180,899	89,143	69,437
Depreciation and amortization expense	39,233	19,458	17,513	37,288	66,209	74,016	35,854	35,008

EBITDA	109,866	46,387	60,937	124,416	300,903	(671,139)	(23,884)	82,771

Loss (gain) on early extinguishment of debt	(1,123)	(1,123)	—	—	—	—	1,396	1,488
Debt restructuring and reorganization costs and net gain on debt discharge	1,475	—	1,700	3,175	(264,609)	50,145	—	—

Adjusted EBITDA	$110,218	$45,264	$62,637	$127,591	$36,294	$(620,994)	$(22,488)	$84,259

Net income/net revenue margin	2%	1%	3%	3%	9%	NM	NM	NM

(3)
In connection with the consummation of GHVI’s and our subsidiaries’ 2001 joint plan of reorganization, 10,702 Multicare beds previously classified as “Managed and Jointly-Owned Facilities” were reclassified as “Owned and Leased Facilities.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Certain Transactions and Events — Multicare Transaction and Restructuring.”

(4)	Pro forma to reflect the Transactions as described in “— Recent Developments.” See “Unaudited Pro Forma Condensed Combined Financial Statements.”

(5)	The following table reconciles pro forma income from continuing operations to pro forma Adjusted EBITDA for the periods presented.

	Successor Company

	Twelve Months Ended	Six Months Ended		Year Ended
	March 31,	March 31,		September 30,

	2003	2003	2002	2002

	(dollars in thousands)
Income (loss) from continuing operations	$28,169	$8,993	$19,187	$38,363
Add back:
Equity in net (income) loss of unconsolidated affiliates	(750)	(305)	(561)	(1,006)
Minority interests	242	—	—	242
Income tax expense	17,684	5,554	11,908	24,038
Interest expense	28,585	14,292	14,292	28,585
Depreciation and amortization expense	40,901	20,287	18,300	38,914

EBITDA	114,831	48,821	63,126	129,136

Gain on early extinguishment of debt	(1,123)	(1,123)	—	—
Debt restructuring and reorganization costs andnet gain on debt discharge	1,475	—	1,700	3,175

Adjusted EBITDA	$115,183	$47,698	$64,826	$132,311

(6)
The percentage of pro forma income from continuing operations to pro forma net revenue for the twelve months ended March 31, 2003, the six months ended March 31, 2003 and 2002, and the year ended September 30, 2002 was 2%, 1%, 3% and 3%, respectively.

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(7)	The following table presents the most comparable GAAP financial measures to the financial measures ratios under “Pro Forma Financial Ratios:”

Successor Company
Pro Forma March 31, 2003

Income from continuing operations/Interest expense	1.0x
Total debt/Income from continuing operations	14.0x

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RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this information statement. Some of the following risks relate principally to establishing our company as independent from GHVI. Other risks relate principally to our business. Finally, we describe risks relating principally to the securities markets and ownership of our stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of GHC common stock could decline.

Risk Factors Relating to Establishing Our Company Independently from GHVI

We have no history operating as an independent entity.

Upon completion of the spin-off, we will own and operate the inpatient services and other ancillary businesses and NCI will own and operate the pharmacy services business. Neither of these businesses has an operating history as a separate company. The spin-off may result in some temporary dislocation and inefficiencies to the business operations, as well as the overall management of each company. In addition, operating these businesses independently may be more expensive, more complicated or more difficult than operating them under the common GHVI umbrella.

Our historical financial information and our pro forma financial information may not be representative of our results as a separate company.

Historically, our operations were conducted as part of the consolidated GHVI entity and not as a stand-alone entity. Accordingly, the financial statements included in this information statement may not reflect the results of operations, financial condition and cash flows that would have been achieved had our company been operated independently during the periods and as of the dates presented.

Costs related to our corporate functions, including legal support, treasury administration, insurance administration, human resource management, internal audit and corporate accounting and income tax administration, which are not directly and solely related to our operations, have been allocated based upon various methodologies deemed reasonable by management. Although our management believes that the methods used to allocate and estimate such expenses are reasonable, there can be no assurance that these actual costs will not be higher, perhaps substantially, after the spin-off.

Furthermore, our historical combined financial statements may not reflect the costs to us of borrowing funds as a stand-alone entity.

Since GHVI, including our subsidiaries, emerged from bankruptcy on October 2, 2001, there is limited operating and financial data available from which to analyze our operating results and cash flows.

Financial information related to GHVI’s and our subsidiaries’ operations after their emergence from bankruptcy is limited and therefore it is difficult to compare such post-bankruptcy financial information with that of prior periods. Additionally, this information reflects the results of fresh-start reporting which also make comparison of results of operations and financial condition after GHVI’s and our subsidiaries’ emergence from bankruptcy to the results of prior periods difficult. Since our operating and financial data are derived from GHVI’s operating and financial data, there is limited operating and financial data available from which to analyze our operating results and cash flows. For additional information, see “Selected Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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Our ability to obtain debt financing to support our operations is uncertain.

The long-term care industry is capital-intensive by its nature, with significant investment in real property financed primarily with debt. Additionally, it is largely dependent upon government reimbursements for revenues and operating cash flow to service its debt requirements. Significant changes in reimbursement rates, such as those experienced with the introduction of the prospective payment system for Medicare as well as subsequent modifications to the Medicare payment rates, have negatively impacted our and our industry’s ability to service debt. At times, this has reduced the supply of willing lenders to, and therefore credit capacity for us and our industry. Consequently, there is no assurance that we will be able to obtain additional financing, when needed, to finance working capital or other investment requirements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Financing Arrangements.”

We will be a highly leveraged business after the spin-off, which could limit our ability to borrow in the future and limit our ability to invest our cash flow.

We will be a highly leveraged business following the spin-off. Prior to the consummation of the spin-off, we intend to issue senior subordinated notes and we plan to enter into a senior credit facility consisting of a $125.0 million term loan, which will be fully drawn at the closing of the spin-off, and a $75.0 million revolving credit facility, none of which is expected to be drawn at the closing of the spin-off. We intend to transfer $275.0 million of the proceeds from the issuance of the senior subordinated notes and the initial borrowings under the senior credit facility to GHVI, which will use such funds to repay existing indebtedness of GHVI. We expect to retain $50.0 million of the proceeds from the issuance of the senior subordinated notes and the initial borrowings under the term loan portion of our new senior credit facility to pay fees and expenses relating to the issuance of senior subordinated notes and the new senior credit facility and to fund working capital and other requirements. As a result, a significant portion of our cash flow will be dedicated to debt service and will be unavailable for investment, capital expenditures or other operating expenses. There is no assurance that future cash flow or financings will be sufficient to service the debt as structured.

At March 31, 2003, we had total debt of $279.1 million, which matures as follows: $45.8 million in fiscal 2004, $5.6 million in fiscal 2005, $5.7 million in fiscal 2006, $177.9 million in fiscal 2007, $3.6 million in fiscal 2008 and $40.5 million thereafter.

We will no longer be able to rely on GHVI for the diversification of business risk or to provide capital resources.

In the past, the business risk associated with our core operations was mitigated, to some extent, by the operations of GHVI’s pharmacy services business. Following the spin-off, we will have less financial and other resources than the larger pre-spin-off GHVI. Our ability to satisfy our obligations and maintain profitability will be solely dependent upon the future performance of our businesses, and we will not be able to rely upon the financial and other resources and cash flows of those business lines remaining with GHVI. As a result, we will be more sensitive to industry-related risks.

Our ability to engage in financings and acquisitions and other strategic transactions using our equity securities is subject to limitations because of the United States federal income tax requirements for a tax-free distribution.

Current tax law generally creates a presumption that the spin-off would be taxable to GHVI (but not to its shareholders) if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change (by vote or by value) in our stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the spin-off. Temporary Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including but not limited to those specific factors listed in the regulations. In addition, the regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan.

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Our tax sharing agreement with GHVI limits our ability to use GHC common stock for acquisitions and other similar strategic transactions. We will also be subject to several restrictions (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the spin-off. Under the tax sharing agreement, we will be required to indemnify NCI against taxes and related losses resulting from actions we take that cause the spin-off to fail to qualify as a tax-free transaction. The amount of any such indemnification payment could be substantial. See “Relationship with NCI — Tax Sharing Agreement.” These restrictions may prevent us from entering into transactions which might be advantageous to us, such as issuing equity securities to satisfy our financing needs or acquiring businesses or assets by issuing equity securities. Many of our competitors are not subject to similar restrictions and therefore, may have a competitive advantage over us.

We may be responsible for federal income tax liabilities that relate to the distribution of GHC common stock by GHVI.

GHVI has conditioned the spin-off on the receipt of a satisfactory private letter ruling from the Internal Revenue Service to the effect that the spin-off and certain related transactions will qualify as a tax-free distribution to GHVI and its shareholders under Section 355 of the Internal Revenue Code of 1986, as amended. See “The Spin-Off — Material Federal Income Tax Consequences of the Spin-Off.” GHVI expects to receive such ruling from the Internal Revenue Service prior to the spin-off.

GHVI and we have made certain representations in connection with the private letter ruling and we will agree to restrictions on certain future actions designed to preserve the tax-free status of the spin-off.

If the spin-off were found to be taxable by reason of any act (or failure to act) described in certain covenants contained in the separation documents, any acquisition of our equity securities or assets, or any breach of any of our representations in the separation documents or in the private letter ruling request, the spin-off would be taxable to GHVI and may be taxable to holders of GHVI common stock who received shares of GHC common stock in the spin-off. In such case, we will be required to indemnify NCI against any taxes and related losses. The amount of any such indemnification payment could be substantial. See “Relationship with NCI — Tax Sharing Agreement.”

We may be required to satisfy certain indemnification obligations to NCI, or may not be able to collect on indemnification rights from NCI.

Under the terms of the separation and distribution agreement, we and GHVI have each agreed to indemnify each other from and after the distribution with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant and we cannot presently determine the amount of indemnification obligations for which we will be liable or for which we will seek payment from NCI. Our ability to satisfy these indemnities, if we are called upon to do so, will depend upon our future financial performance. Similarly, NCI’s ability to satisfy any such obligations to us will depend on NCI’s future financial performance. We cannot assure you that we will have the ability to satisfy any substantial indemnification obligations to NCI. We also cannot assure you that if NCI is required to indemnify us for any substantial obligations, NCI will have the ability to satisfy those obligations.

After the spin-off our management will own NCI common stock and there will continue to be agreements between NCI and our company.

As a result of their ownership of GHVI common stock, most of our management and some members of our board of directors will own NCI stock following the spin-off. In addition, we will enter into a group purchasing agreement with NCI’s subsidiary, Tidewater Healthcare Shared Services Group, Inc. (“Tidewater”), and a multi-year pharmacy services agreement with NCI’s subsidiary, NeighborCare Pharmacy Services, Inc. One of our directors, Robert H. Fish, will also continue to serve as chairman of the board of NCI’s board of directors and as chief executive officer of NCI. Ownership of NCI common stock by our management and directors or the employment by NCI of any of our directors after our seperation from GHVI could create, or appear to create, potential conflicts of interest for these officers and directors when faced with decisions that could have implications for both NCI and us. See “Management” and “Relationship with NCI.”

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NCI, our largest single supplier of pharmaceutical products and services, will be subject to its own risks as a result of the spin-off and its operation as a stand-alone entity.

NCI will be our single largest supplier of pharmaceutical products and services to our skilled nursing and assisted living centers. After, and as a result of the spin-off, it will operate for the first time as an independent public entity. NCI is also exposed to the many risks outlined herein, including initial operation without the support of the former GHVI corporate infrastructure. While there are other qualified pharmacy suppliers, we expect to enter into a multi-year contractual arrangement with NCI that will impose restrictions on our ability to purchase pharmaceutical products and supplies from other suppliers. See “Relationship with NCI — Pharmacy Services Agreement.”

Risk Factors Relating to Our Business

Changes in the reimbursement rates or methods of payment from Medicare and Medicaid have adversely affected our revenues and operating margins, and additional changes in Medicare and Medicaid or the implementation of other measures to reduce the reimbursement for our services may further negatively impact us.

Our inpatient services business currently receives nearly 80% of its revenues from Medicare and Medicaid. The healthcare industry is experiencing a strong trend toward cost containment, as the government seeks to impose lower reimbursement and resource utilization group rates and negotiate reduced payment schedules with providers. These cost containment measures generally have resulted in reduced rates of reimbursement for the services that we provide. Prior reductions in governmental reimbursement rates contributed to our bankruptcy filing under Chapter 11 of the United States Code on June 22, 2000. Additional reductions in reimbursement rates for our services may further negatively impact us.

Changes to Medicare and Medicaid reimbursement programs have limited, and are expected to continue to limit, payment increases under these programs. Also, the timing of payments made under the Medicare and Medicaid programs is subject to regulatory action and governmental budgetary constraints resulting in an increase in the time period between submission of claims and payment. Further, within the statutory framework of the Medicare and Medicaid programs, there are a substantial number of areas subject to administrative rulings and interpretations may further affect payments. In addition, federal and state governments may reduce the funds available under those programs in the future or require more stringent utilization and quality reviews of eldercare centers or other providers.

The Benefits Improvement and Protection Act of 2000 mandates a phase out of intergovernmental transfer transactions by states whereby states inflate the payments to certain public facilities to increase federal matching funds. This action may reduce federal support for a number of state Medicaid plans. The reduced federal payments may adversely affect aggregate available funds, thereby requiring states to reduce payments to all providers. We operate in several of the states that will experience a contraction of federal matching funds.

With the repeal of the Boren Amendment which governed federal payment standards for Medicaid payments to skilled nursing facilities, there can be no assurances that budget constraints or other factors will not cause states to reduce Medicaid reimbursement to skilled nursing facilities or that payments to skilled nursing facilities will be made on a timely basis.

Additionally, the recent economic downturn may reduce state spending on Medicaid programs. Recent data compiled by the National Conference of State Legislatures indicates that the recent economic downturn has had a detrimental effect on state revenues. Historically, these budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate, which could result in Medicaid rate adjustments that are below the average inflationary increase in our operating costs. States may be unable to continue to financially support growing Medicaid programs as currently structured. There is no assurance that federal assistance with the funding of these programs will in fact result, or continue.

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Our revenues are adversely affected by expiring Medicare provisions.

A number of provisions of the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act, providing additional funding for Medicare participating skilled nursing facilities, expired on September 30, 2002, resulting in an approximate 10% reduction in the rates paid to us for providing services to Medicare patients. We refer to the expiration of the additional funding as the “skilled nursing facility Medicare cliff.” Effective October 1, 2002, Medicare rates adjusted for the skilled nursing facility Medicare cliff were increased by a 2.6% annual market basket adjustment. For us, the net impact of these provisions is estimated to adversely impact annual revenue beginning October 1, 2002 by approximately $24.0 million. The expiration of these provisions, after considering the 2.6% annual market basket adjustment, has reduced our Medicare per diems per beneficiary, on average, by approximately $24, resulting in reduced revenue of approximately $11.9 million in our first six months of fiscal 2003.

The Centers for Medicare and Medicaid Services issued proposed fiscal 2004 rules increasing payments by the full market basket increase, or 2.9%, and increasing the base rate by an additional 3.26% to correct forecast errors. The Centers for Medicare and Medicaid Services could make changes in the final rules. By law, final rules for the coming fiscal year must be issued by August 1st. There are no assurances that the final rules will include the level of rate increases currently proposed.

The skilled nursing facility Medicare cliff could adversely impact the liquidity of our other service related business customers, resulting in their inability to pay us, or to pay us in a timely manner for our products and services. This factor, coupled with the adverse impact of the skilled nursing facility Medicare cliff to the liquidity of our inpatient services segment, could require us to borrow in order to fund our working capital needs, and in turn, cause us to become more highly leveraged.

There are additional provisions in the Medicare statutes affecting rehabilitation therapy and diagnostic services and the payment for services in other health settings. In February 2003, Congress passed legislation that prevented a formula driven reduction in practitioner fee schedules. This restoration of reimbursement rates affected not only doctors, but also payment for most professional practitioners including licensed rehabilitation professionals. In addition, effective September 1, 2003, the moratorium on implementing payment caps on Medicare Part B rehabilitation therapy services expired. The Centers for Medicare and Medicaid Services has issued instructions indicating that the agency will delay enforcement until mid-year 2003 and that the agency has clarified that any implementation would be prospective from the date that instructions are effective. Beginning July 1, 2003, such therapy caps are expected to reduce our annual net revenues by approximately $18.9 million and Adjusted EBITDA by approximately $4.9 million.

It is not possible to quantify fully the effect of recent legislation, the interpretation or administration of such legislation or any other governmental initiatives on our business. Accordingly, there can be no assurance that the impact of these changes or any future healthcare legislation will not further adversely affect our business. There can be no assurance that payments under governmental and private third-party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Our financial condition and results of operations may be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

We conduct business in a heavily regulated industry, and changes in regulations and violations of regulations may result in increased costs or sanctions.

Our business is subject to extensive federal, state and, in some cases, local regulation with respect to, among other things, participation in the Medicare and Medicaid programs, licensure and certification of eldercare centers, and reimbursement. For our eldercare centers, these regulations relate, among other things, to the adequacy of physical plant and equipment, qualifications of personnel, standards of care, government reimbursement and operational requirements. Compliance with these regulatory requirements, as interpreted and amended from time to time, can increase operating costs and thereby adversely affect the financial viability of our business. Because these regulations are amended from time to time and are subject to interpretation, we cannot predict when and to what extent liability may arise. Failure to comply with current

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or future regulatory requirements could also result in the imposition of various remedies including (with respect to inpatient care) fines, restrictions on admission, denial of payment for all or new admissions, the revocation of licensure, decertification, imposition of temporary management or the closure of a facility or site of service.

We are subject to periodic audits by the Medicare and Medicaid programs, which have various rights and remedies against us if they assert that we have overcharged the programs or failed to comply with program requirements. Rights and remedies available to these programs include repayment of any amounts alleged to be overpayments or in violation of program requirements, or making deductions from future amounts due to us. These programs may also impose fines, criminal penalties or program exclusions. Other third-party payor sources also reserve rights to conduct audits and make monetary adjustments in connection with or exclusive of audit activities.

In the ordinary course of our business, we receive notices of deficiencies for failure to comply with conditions of participation in the Medicare and Medicaid programs. We review such notices and take appropriate corrective action. In these cases, we submit our plan to bring the center into compliance with regulations which must be accepted by the reviewing agency. In some cases or upon repeat violations, the reviewing agency may take various adverse actions against a provider, including but not limited to:

•	the imposition of fines;

•	suspension of payments for new or all admissions to the center; and

•	in extreme circumstances, decertification from participation in the Medicare or Medicaid programs and/or revocation of a center’s or service site’s license.

These actions may adversely affect a provider’s ability to continue to operate, the ability to provide certain services and/or eligibility to participate in the Medicare or Medicaid programs or to receive payments from other payors. Certain of our centers have received notices that, as a result of alleged deficiencies, the federal and/or state agency was taking steps to impose remedies. Additionally, actions taken against one center or service site may subject other centers or service sites under common control or ownership to adverse remedies.

We are also subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce the referral of patients to a particular provider for medical products and services. Possible sanctions for violation of any of these restrictions or prohibitions include loss of eligibility to participate in reimbursement programs and/or civil and criminal penalties. Furthermore, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. From time to time, we may seek guidance as to the interpretation of these laws; however, there can be no assurance that such laws will ultimately be interpreted in a manner consistent with our practices.

In July 1998, the federal government issued a new initiative to promote the quality of care in nursing homes. Following this pronouncement, it has become more difficult for nursing facilities to maintain licensure and certification. We have experienced and expect to continue to experience increased costs in connection with maintaining our licenses and certifications as well as increased enforcement actions. Failure to provide quality of resident care may result in civil and/or criminal fines and penalties.

The operation of our eldercare centers is subject to federal and state laws prohibiting fraud by healthcare providers, including criminal provisions, which prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid, or failing to refund overpayments or improper payments. Violation of these criminal provisions is a felony punishable by imprisonment and/or fines. We may be subject to fines and treble damage claims if we violate the civil provisions that prohibit the knowing filing of a false claim or the knowing use of false statements to obtain payment.

State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers. The Health Insurance Portability and Accountability Act and the Balanced

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Budget Act of 1997 expanded the penalties for healthcare fraud, including broader provisions for the exclusion of providers from the Medicaid program. We have established policies and procedures that we believe are sufficient to ensure that our facilities will operate in substantial compliance with these anti-fraud and abuse requirements. While we believe that our business practices are consistent with Medicare and Medicaid criteria, those criteria are often vague and subject to change and interpretation. Aggressive anti-fraud actions, however, could have an adverse effect on our financial position, results of operations and cash flows.

We face additional federal requirements that mandate major changes in the transmission and retention of health information. The Health Insurance Portability and Accountability Act of 1996 was enacted to ensure, first, that employees can retain and at times transfer their health insurance when they change jobs, and second, to simplify healthcare administrative processes. This simplification includes expanded protection of the privacy and security of personal medical data and requires the adoption of standards for the exchange of electronic health information. Among the standards that the Secretary of Health and Human Services has adopted pursuant to the Health Insurance Portability and Accountability Act are standards for electronic transactions and code sets, and it may adopt unique identifiers for providers, employers, health plans and individuals, security and electronic signatures, privacy and enforcement. Although the Health Insurance Portability and Accountability Act was intended to ultimately reduce administrative expenses and burdens faced within the healthcare industry, we believe that implementation of this law will result in additional costs. Failure to comply with the Health Insurance Portability and Accountability Act could result in fines and penalties that could have a material adverse effect on us.

State laws and regulations could affect our ability to grow.

Several states in which we operate our business have adopted certificate of need or similar laws that generally require that a state agency approve certain acquisitions and determine that the need for certain bed additions, new services and capital expenditures or other changes exist prior to the acquisition or addition of beds or services, the implementation of other changes or the expenditure of capital. State approvals are generally issued for a specified maximum expenditure and require implementation of the proposal within a specified period of time. Failure to obtain the necessary state approval can result in the inability to provide the service, to operate the centers, to complete the acquisition, addition or other change, and can also result in the imposition of sanctions or adverse action on the center’s license and adverse reimbursement action. There can be no assurance that we will be able to obtain certificate of need approval for all future projects requiring such approval.

Possible changes in the case mix of patients as well as payor mix and payment methodologies may significantly affect our profitability.

The sources and amounts of our patient revenues will be determined by a number of factors, including licensed bed capacity and occupancy rates of our centers, the mix of patients and the rates of reimbursement among payors. Likewise, therapy services provided by our rehabilitation therapy services business, will vary based upon payor and payment methodologies. Changes in the case mix of the patients as well as payor mix among private pay, Medicare and Medicaid will significantly affect our profitability. Particularly, any significant increase in our Medicaid population could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates.

Further consolidation of managed care organizations and other third-party payors may adversely affect our profits.

Managed care organizations and other third-party payors have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are increasingly served by a small number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent that such organizations terminate us as a preferred provider and/or engage our competitors as a preferred or exclusive provider, our business could be materially adversely affected. In

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addition, private payors, including managed care payors, increasingly are demanding discounted fee structures.

We face intense competition in our business.

The healthcare industry is highly competitive. We compete with a variety of other companies in providing eldercare services, many of which have greater financial and other resources and may be more established in their respective communities than we are. Competing companies may offer newer or different centers or services than we do and may thereby attract patients or customers who are presently patients, customers or are otherwise receiving our services.

The primary competitive factors in our business include reputation, the cost of services, the quality of clinical services, responsiveness to patient and customer needs, and the ability to provide support in other areas such as third-party reimbursement, information management and patient record-keeping.

An increase in insurance costs may adversely affect our operating cash flow, and we may be liable for losses not covered by or in excess of our insurance.

We have experienced an adverse effect on our operating cash flow due to an increase in the cost of certain of our insurance programs. An increasing trend in malpractice litigation claims, rising costs of eldercare malpractice litigation, losses associated with these malpractice lawsuits and a constriction of insurers have caused many insurance carriers to raise the cost of insurance premiums or refuse to write insurance policies for nursing homes. Also, a tightening of the reinsurance market has affected property, auto and excess liability insurance carriers. Accordingly, the costs of all insurance premiums have increased.

This increase in insurance costs has prompted us to exit our otherwise profitable operations in the State of Florida. There is no assurance that liability exposure and the related costs of insurance will not migrate to other states.

We carry property, workers’ compensation insurance, general and professional liability coverage on our behalf and on behalf of our subsidiaries in amounts deemed adequate by management. However, there can be no assurance that any current or future claims will not exceed applicable insurance coverage.

Growth in health insurance premiums in the market have risen to 10-20% in recent years. Ours is a labor intensive business, and therefore health insurance costs represent a significant expense for us. In recent years, we have managed the increase in insurance premiums with changes in program offerings and the shift in responsibility for cost increases to the employee. Continuing increases substantially in excess of inflation could have a negative impact on our profitability, as further shifts in responsibility for these cost increases to the employee may not be possible.

In addition, we are self-insured for certain of our workers’ compensation insurance, professional liability coverage and health insurance provided to our employees. Accordingly, we are liable for payments to be made under those plans. To the extent claims are greater than estimated, they could adversely affect our financial position, results of operations and cash flows.

We could experience significant increases in our operating costs due to intense competition for qualified staff and minimum staffing laws in the healthcare industry.

We and the healthcare industry continue to experience shortages in qualified professional clinical staff. We compete with other healthcare providers and with non-healthcare providers for both professional and non-professional employees. As the demand for these services continually exceeds the supply of available and qualified staff, we and our competitors have been forced to offer more attractive wage and benefit packages to these professionals and to utilize outside contractors for these services at premium rates. Furthermore, the competitive arena for this shrinking labor market has created high turnover among clinical professional staff as many seek to take advantage of the supply of available positions, each offering new and more attractive wage and benefit packages. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the high turnover rates has increased pressure on our operating margins. Lastly, increased attention to the quality of care provided in skilled nursing facilities has caused several states to mandate and other states to consider mandating minimum staffing laws that further increase the gap between

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demand for and supply of qualified individuals and lead to higher labor costs. While we have been able to retain the services of an adequate number of qualified personnel to staff our facilities appropriately and maintain our standards of quality care, there can be no assurance that continued shortages will not in the future affect our ability to attract and maintain an adequate staff of qualified healthcare personnel. A lack of qualified personnel at a facility could result in significant increases in labor costs and an increased reliance on expensive temporary nursing agencies at such facility or otherwise adversely affect operations at such facility. Any of these developments could adversely affect our operating results.

If we are unable to control operating costs and generate sufficient cash flow to meet operational and financial requirements, including servicing our indebtedness, our business operations may be adversely affected.

Cost containment and lower reimbursement levels relative to inflationary increases in cost by third-party payors, including federal and state governments, have had a significant impact on the healthcare industry as a whole and on our cash flows. Our operating margins continue to be under pressure because of continuing regulatory scrutiny and growth in operating expenses, such as labor costs and insurance premiums. In addition, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients is limited.

Our ability to make payments on our existing and future debt and to pay our expenses will depend on our ability to generate cash in the future. Our ability to generate cash is subject to various risks and uncertainties, including those disclosed in this section and prevailing economic, regulatory and other conditions beyond our control. We cannot assure you that we will be able to do these things on commercially reasonable terms, if at all. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.

The agreements expected to govern our debt are likely to contain various covenants that may limit our discretion in the operation of our business.

The agreements and instruments that are expected to govern our debt are expected to contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

•	incur more debt;

•	pay distributions, redeem stock or make other distributions;

•	make certain investments;

•	create liens;

•	enter into transactions with affiliates;

•	make acquisitions;

•	merge or consolidate; and

•	transfer or sell assets.

Our ability to comply with these covenants is subject to various risks and uncertainties. In addition, events beyond our control could affect our ability to comply with and maintain the financial tests and ratios. Any failure by us to comply with and maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default with respect to, and the acceleration of the maturity of, and the termination of the commitments to make further extension of credit under a substantial portion of our debt. If we were unable to repay debt to our senior lenders, these lenders could proceed against the collateral securing that debt. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.

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A significant portion of our business is concentrated in certain markets and the recent economic downturn or changes in the laws affecting our business in those markets could have a material adverse effect on our operating results.

We receive approximately 70% of our inpatient services revenue from operations in Pennsylvania, New Jersey, Massachusetts and Maryland. The economic condition of these markets could affect the ability of our patients and third-party payors to reimburse us for our services through a reduction of disposable household income or the ultimate reduction of the tax base used to generate state funding of their respective Medicaid programs. An economic downturn, or changes in the laws affecting our business in these markets and in surrounding markets, could have a material adverse effect on our financial position, results of operations and cash flows.

We may make acquisitions that could subject us to a number of operating risks.

We anticipate that we may make acquisitions of, investments in, and strategic alliances with complementary businesses to enable us to capitalize on our strong position in the geographic markets in which we operate and to expand our businesses geographically. However, implementation of this strategy entails a number of risks, including:

•	inaccurate assessment of undisclosed liabilities;

•	diversion of management’s attention from our existing operations;

•	difficulties in assimilating the operations of an acquired business or in realizing projected revenue synergies, efficiencies and cost savings; and

•	increase in our indebtedness and a limitation in our ability to access additional capital when needed.

Certain changes may be necessary to integrate the acquired businesses into our operations to assimilate new employees and to implement reporting, monitoring, compliance and forecasting policies and procedures.

Risk Factor Relating to Securities Markets

The combined post-spin-off value of NCI shares and our shares may not equal or exceed the pre-spin-off value of GHVI shares.

We cannot assure you that after the distribution of              shares of GHC common stock for every share of issued and outstanding GHVI common stock, the combined values of NCI common stock and GHC common stock after the spin-off will be equal to or greater than the trading price of GHVI common stock prior to the spin-off.

There has been no prior public market for shares of GHC common stock, and if an active trading market does not develop or the market price of GHC common stock fluctuates significantly following the spin-off, shareholders may be unable to sell their shares at acceptable prices.

There is currently no public market for GHC common stock. After the spin-off, trading prices for GHC common stock will be established by the public markets. We have not established a price for GHC common stock. An active trading market may not develop or be sustained in the future.

We cannot predict the prices at which GHC common stock may trade after the spin-off. The market price of GHC common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	our business and/or investment profile may not fit the investment objectives of GHVI shareholders, causing them to sell our shares after the spin-off;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

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•	overall market fluctuations;

•	changes in business or regulatory conditions;

•	developments in and publicity regarding eldercare centers and the industry; and

•	economic conditions.

In particular, the realization of any of the risks described in these “Risk Factors” could have a significant and adverse impact on the market price of GHC common stock. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of GHC common stock, regardless of our actual performance.

Future equity and debt financing could dilute existing equity holders and limit our ability to take certain actions.

Future equity financings could dilute the relative percentage ownership of the then existing holders of GHC common stock. Future debt financings could involve restrictive covenants that limit our ability to take certain actions, including the incurrence of additional indebtedness and declaration of dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Financing Arrangements.”

Our ability to pay dividends on GHC common stock is limited by our financial results and our debt instruments and we do not anticipate paying any distributions in the foreseeable future.

We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay cash distributions on GHC common stock in the foreseeable future. Immediately prior to the spin-off, we expect to enter into a senior credit facility providing for both term and revolving credit borrowings, which would allow us to borrow funds for general corporate purposes, including the repayment of other debt, working capital and acquisitions and to issue subordinated notes. The credit facility and the subordinated notes will likely contain affirmative and negative covenants that, among other things, would require us to satisfy certain financial tests and maintain certain financial ratios. We expect that the credit facility and the subordinated notes would likely also limit our ability to declare and pay distributions on our shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” If our lenders and the subordinated notes permit us to declare dividends, the dividend amounts, if any, will be determined by our board. Our board will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board may deem relevant.

Provisions in Pennsylvania law and our corporate charter documents could delay or prevent a change in control.

As a Pennsylvania corporation, we are governed by the Pennsylvania Business Corporation Law of 1988, as amended, referred to as “Pennsylvania corporation law.” Pennsylvania corporation law provides that the board of directors of a corporation in discharging its duties, including its response to a potential merger or takeover, may consider the effect of any action upon employees, shareholders, suppliers, patients, customers and creditors of the corporation as well as upon, communities in which offices or other establishments of the corporation are located and all other pertinent factors. In addition, under Pennsylvania corporation law, subject to certain exceptions, a business combination between us and a beneficial owner of more than 20% of our stock may be accomplished only if certain conditions are met.

Our articles of incorporation will contain certain provisions that may affect a person’s decision to implement a takeover of us, including the following provisions:

•	a classified board of directors;

•	a provision providing that certain business combinations involving us, unless approved by at least 75% of the board of directors, will require the affirmative vote of at least 80% of our voting stock;

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•
a provision permitting the board of directors to oppose a tender or other offer for our constituents and to consider any pertinent issue in connection with such offer including, but not limited to, the reputation of the offeror, the value of the offered securities and any applicable legal or regulatory issues raised by the offer; and

•	the authority to issue preferred stock with rights to be designated by the board of directors.

Additionally, our board of directors will adopt a stockholder rights plan, which would make it extremely difficult for any person or group to acquire a significant interest in our common stock without advance approval of our board of directors.

The overall effect of the foregoing provisions may be to deter a future tender offer or other offers to acquire us or our shares. Shareholders might view such an offer to be in their best interest if the offer includes a substantial premium over the market price of the common stock at that time. In addition, these provisions may assist our management in retaining its position and place it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.

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SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Statements made in this information statement, and in our other public filings and releases, which are not historical facts contain “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to:

•	statements contained in “Risk Factors”;

•
statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the notes to our combined financial statements, such as our ability to meet our liquidity needs, scheduled debt and interest payments, and expected future capital expenditure requirements; the expected effects of government regulation on our business; the expected increase in Medicare rates projected for fiscal 2004; the expected sale of certain assets; the expected cost or certain expenses in fiscal 2003 and the foreseeable future; and estimates in our critical accounting policies, including our allowance for doubtful accounts, any anticipated impact of long-lived asset impairments and our ability to provide for loss reserves for self-insured programs; and

•
statements contained in “Business” concerning strategy, competitive strengths, corporate integrity programs, insurance coverage, environmental matters, government regulations and the Medicare and Medicaid programs, reimbursement for services provided and legal proceedings.

The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that these statements are not guarantees of future performance and that actual results and trends in the future may differ materially.

Factors that could cause actual results to differ materially include, but are not limited to the following, which are discussed more fully in “Risk Factors”:

•	loss of key executives and ability to attract qualified management;

•	higher incremental costs associated with being a separate company;

•	the difficulty in evaluating certain of our financial information due to the spin-off and a lack of comparability following our subsidiaries’ emergence from bankruptcy;

•	our ability to service our debt;

•	availability of financial and other resources to us as a separate company;

•	ability to obtain financing on terms favorable to us;

•	ability to successfully engage in acquisitions and other strategic transactions;

•	federal income tax liabilities and indemnification obligations related to the spin-off;

•	conflicts of interest as a result of continuing relationships with NCI;

•	the ability of NCI, as our largest supplier of pharmaceutical products and services, to act as a stand-alone entity;

•	changes in the reimbursement rates or methods of payment from Medicare and Medicaid, or the implementation of other measures to reduce the reimbursement for our services;

•	the expiration of enactments providing for additional governmental funding;

•	the impact of federal and state regulations;

•	the impact of investigations relating to alleged violations of federal and/or state regulations;

•	changes in case mix, payor mix and payment methodologies;

•	further consolidation of managed care organizations and other third-party payors;

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•	competition in our businesses;

•	an increase in insurance costs and potential liability for losses not covered by, or in excess of, our insurance;

•	competition for qualified staff in the healthcare industry;

•	our ability to control operating costs and generate sufficient cash flow to meet operational and financial requirements;

•	an economic downturn or changes in the laws affecting our business in those markets in which we operate; and

•	acts of God or public authorities, war, civil unrest, terrorism, fire, floods, earthquakes and other matters beyond our control.

In addition to these factors and any risks and uncertainties specifically identified in the text surrounding forward-looking statements, any statements in this information statement or the reports and other documents filed by us with the SEC that warn of risks or uncertainties associated with future results, events or circumstances also identify factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as may be required under applicable securities law.

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THE SPIN-OFF

The Separation of GHC from GHVI

We are currently a wholly-owned subsidiary of GHVI. We were incorporated in Pennsylvania in May 2003 in preparation for our spin-off from GHVI. GHVI and its subsidiaries will contribute or otherwise transfer to us generally all of the legal entities comprising the eldercare businesses, together with certain assets and liabilities associated with the eldercare businesses. We call this transfer of entities, assets and liabilities the “separation.” In the separation and distribution agreement, we and NCI will agree to transfer after the spin-off legal title to any remaining assets and any remaining liabilities of the eldercare businesses not transferred prior to the spin-off, most of which are assets and liabilities subject to regulatory and other delays, as soon as practicable. In the interim, we will operate and receive the economic benefits of (and bear the economic burdens of) these assets. These assets are not, individually or in the aggregate, material to our company. The information included in this information statement, including our combined financial statements, assumes the completion of all of these transfers.

Description of the Spin-Off

GHVI expects to effect the spin-off in October 2003 by distributing on a pro rata basis all the shares of GHC common stock that it owns to holders of record of GHVI common stock at the close of business on                , 2003, the record date for the spin-off. Holders of shares of GHC common stock will not be entitled to preemptive rights. See “Description of Capital Stock.”

Based on the total number of shares of GHVI common stock outstanding at the close of business on the record date for the spin-off (                shares), each record holder of GHVI common stock will receive                 shares of GHC common stock for each share of GHVI common stock held at the close of business on the record date or cash in lieu of a fractional share of GHC common stock.

Additionally, immediately after the spin-off, we will issue a small number of common shares into an escrow account for future delivery to former unsecured claimants of GHVI and its subsidiaries who are entitled to receive common equity securities under the terms of GHVI’s 2001 joint plan of reorganization. We refer to these common shares of GHC as the “unsecured claimant shares.” The number of unsecured claimant shares will be equal to the product of the distribution ratio and the number of GHVI common shares reserved as of the spin-off date for issuance to former unsecured claimants of GHVI. As of July 22, 2003, the most recent date for which information is available, the number of shares of GHVI reserved for issuance to the unsecured claimants was 261,326. We expect this number to decrease by the date of the spin-off.

As part of the spin-off, we will be adopting a book-entry share transfer and registration system for GHC common stock. Instead of receiving physical share certificates, registered holders of                or more shares of GHVI common stock at the close of business on the record date, will have their shares of GHC common stock distributed on the date of the spin-off credited to book-entry accounts established for them by the distribution agent. The distribution agent will mail an account statement to each such registered holder stating the number of shares of GHC common stock credited to the holder’s account. After the spin-off, any holder may request:

•	a transfer of all or a portion of their shares of GHC common stock to a brokerage or other account; and

•	receipt of one or more physical share certificates representing their shares of GHC common stock.

If you become a registered holder of GHC common stock in connection with the spin-off and you prefer to receive one or more physical share certificates representing your shareholding of GHC common stock, you will receive one or more certificates for all whole shares of GHC common stock and, if applicable, cash for any fractional interest. The distribution agent will mail you certificates representing your proportionate number of whole shares of GHC common stock as soon after the date of request as practicable.

For those holders of GHVI common stock who hold their shares through a broker, bank or other nominee, the distribution agent will credit to your brokerage, custodian or similar account through which you own your GHVI common stock, your proportionate number of shares of GHVI common stock and you will

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receive a check for the cash value of any fractional shares of GHVI common stock. We and GHVI anticipate that brokers, banks and other nominees will generally credit their customers’ accounts with GHC common stock on or shortly after                , 2003.

Employees of GHVI who hold options for GHVI common stock and who will continue as NCI employees after the spin-off will not receive options exercisable for GHC common stock.

Holders of GHVI Series A convertible preferred stock will not receive a distribution of GHC common stock with respect to their Series A convertible preferred stock.

Reasons for the Spin-Off

The decision of the GHVI board of directors to pursue the spin-off was based on the following considerations and assumptions, among others:

Targeted Incentives and Greater Accountability for Employees

The spin-off will permit each company to implement employee compensation and benefit programs, including stock-based and other incentive programs, that reward employees of each company based on the success of the individual company’s operations. Both companies expect the motivation of their employees and the focus of their management to be strengthened by incentive compensation programs that are tied to their core businesses’ financial results and the market performance of their common stock, without regard to the performance of other businesses that are dependent on different growth and performance profiles. As a result, both companies expect the distribution to enhance their ability to attract and retain qualified personnel.

Direct Access to Capital Markets

After the spin-off, we and NCI will no longer need to compete with each other for limited capital resources, and each company will be able to access the debt or equity capital markets directly. As a result of the defined focus of each company, investors should be better able to evaluate the different strategies, investment profiles, operating characteristics and credit fundamentals of the two companies, thereby enhancing the likelihood that each company will achieve appropriate market valuations. As a result, the management of each company will be able to adjust goals and evaluate strategic opportunities in light of investor expectations within its respective industry, without undue attention to investor expectations in other industries. In addition, each company will be able to focus its public relations efforts on cultivating its own separate identity.

Inherent Business Risks

The inpatient services business and the pharmacy services business face uncertainty because the rate of Medicare and Medicaid reimbursements, which are set by government regulators, are not constant and can be unpredictable. Each business’ reimbursement risks pose problems for the other. In the event that revenues of the inpatient services business or the pharmacy services business are reduced as a result of regulatory changes, GHVI may be forced to use profits from one business to cover the costs of the other, or to cover a disproportionate part of shared costs such as corporate overhead, resulting in a reduction in the amount of capital available to the business that did not suffer the revenue reduction, thereby limiting such business’ ability to expand in new markets or explore new products. In addition to risks associated with Medicare and Medicaid reimbursement, the inpatient services business’ and pharmacy services business’ participation in the Medicare and Medicaid reimbursement systems exposes each business to the risk that one business may cause the other to be burdened by onerous federal and state anti-fraud statutes.

The inpatient business is exposed to general and professional liability risks relating to the quality of care that are much greater than those present in the pharmacy services business. The inpatient business’ potential malpractice liability exposures create financial uncertainty and potentially reduce the amount of capital available for investment in the pharmacy services business. These exposures also cause GHVI to divert human and financial resources from the pharmacy services business in favor of the eldercare businesses.

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Sales and Marketing and Customer/Competitor Issues

The vast majority of GHVI’s pharmacy services business customers are in our business, the ownership or operation of eldercare properties. Many of the pharmacy services business customers or potential customers that operate in our geographic regions are our competitors. Many customers or potential customers believe that purchasing pharmacy services from GHVI’s pharmacy services business strengthens a competitor and, therefore, resist doing business with GHVI’s pharmacy services business.

The spin-off of our businesses from GHVI, and the resulting elimination of the customer/competitor conflict, are important to the future growth of GHVI’s pharmacy services business.

Regulatory Approvals

In connection with the spin-off, we may be required to seek approval of certain state regulatory agencies that either license the facility to operate or approve the facility to receive state Medicaid funds.

Material Federal Income Tax Consequences of the Spin-Off

The following discussion summarizes the material federal income tax consequences of the spin-off. This discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” the Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities as of the date of this document, all of which are subject to change (possibly with retroactive effect).

The following discussion is limited to holders of GHVI common stock that are United States persons for federal income tax purposes and may not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules. In addition, this summary is limited to holders that hold their GHVI common stock as a capital asset. This summary may not be applicable to shareholders who received their GHVI common stock pursuant to the exercise of employee stock options, or otherwise as compensation. Accordingly, each shareholder should consult his or her tax advisor as to the particular consequences of the spin-off of GHC common stock to such shareholder, including the application of state, local and foreign tax laws, and as to possible changes in tax laws that may affect the tax consequences described herein.

GHVI has requested, and expects to receive, a private letter ruling from the Internal Revenue Service confirming, among other things, that the spin-off will qualify as tax-free to GHVI and its shareholders under Section 355 of the Code. Although the rulings relating to the qualification of the spin-off as a tax-free transaction will generally be binding on the Internal Revenue Service, the continuing validity of the ruling is subject to factual representations and assumptions. GHVI and we are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue. If the Internal Revenue Service subsequently held our spin-off to be taxable, the consequences described below would not apply and both GHVI and holders of GHVI common stock who received shares of GHC common stock in the spin-off could be subject to tax. In such case, we may have to indemnify NCI for some or all of the resulting taxes and related losses.

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, and assuming receipt of the private letter ruling from the Internal Revenue Service, for United States federal income tax purposes the principal federal income tax consequences of the spin-off will be as follows:

•
no gain or loss will be recognized by, and no amount will be included in the income of, GHVI upon the spin-off other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns;

•	no gain or loss will be recognized by, and no amount will be included in the income of, a holder of GHVI common stock as a result of the receipt of shares of GHC common stock in the spin-off;

•
a holder of GHVI common stock will apportion the tax basis for such holder’s GHVI common stock on which our stock is distributed between NCI common stock and GHC common stock received in the spin-off (including any fractional shares of GHC common stock deemed received) in proportion to

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the relative fair market values of such NCI common stock and GHC common stock on the date of the spin-off; and

•
the holding period of the shares of GHC common stock received by a holder of GHVI common stock in the spin-off will include the period during which such holder held the GHVI common stock on which GHC common stock is distributed.

Cash In Lieu of Fractional Shares.     No fractional shares of GHC common stock will be issued in the spin-off. All fractional shares resulting from the spin-off will be aggregated and sold by the distribution agent and the proceeds will be distributed to the owners of such fractional shares. A shareholder who receives cash instead of a fractional share of GHC common stock as a part of the spin-off will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the shareholder’s tax basis in the fractional share as described above. Any such capital gain or loss will be treated as a long-term or short-term gain or loss based on the shareholder’s holding period for the GHVI common stock with respect to which the shareholder received the distribution of GHC common stock.

Backup Withholding.     Payments of cash in lieu of a fractional share of GHC common stock made in connection with the spin-off may, under certain circumstances, be subject to “backup withholding” at a rate of 28% unless a shareholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder’s federal income tax liability, provided that the required information is supplied to the Internal Revenue Service.

Information Reporting.     Current Treasury regulations require each GHVI shareholder who receives GHC common stock pursuant to the spin-off to attach to his or her United States federal income tax return, for the year in which the spin-off occurs, a detailed statement setting forth such data as may be appropriate in order to show the applicability to the spin-off of Section 355 of the Code. GHVI will provide appropriate information to each holder of record of GHVI common stock as of the record date.

TRADING MARKET

There has been no public market for GHC common stock. An active trading market may not develop or be sustained in the future. However, we expect that a limited market for shares of GHC common stock, commonly known as a “when issued” trading market, will develop on or shortly before the record date for the spin-off. We have applied to list GHC common stock on the Nasdaq National Market System under the symbol “           .” While we believe that GHC common stock will be acceptable to Nasdaq for listing, there can be assurance that Nasdaq will accept GHC common stock.

We cannot predict the prices at which GHC common stock may trade before the spin-off on a “when issued” basis or after the spin-off. “When-issued” trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day after the distribution date, any “when-issued” trading in respect of GHC common stock will end and “regular way” trading will begin. These prices will be determined by the marketplace and may be significantly below the book value per share of GHC common stock. Prices at which trading in shares of GHC common stock occurs may fluctuate significantly. These prices may be influenced by many factors, including quarter to quarter variations in our actual or anticipated financial results or those of our companies in the industries or the markets that we serve, investor perception of our company and the healthcare industry, and general economic and market conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of GHC common stock.

Shares of GHC common stock that you will receive in the spin-off will be freely transferable, except if you are considered an “affiliate” of us under Rule 144 under the Securities Act of 1933, as amended. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with

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us, and may include certain of our officers and directors. Our affiliates may only sell common stock received in the spin-off under:

•	a registration statement that the SEC has declared effective under the Securities Act; or

•	an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

The number of options to purchase shares of GHC common stock that will be outstanding immediately after the spin-off cannot be determined until after the spin-off. These options will be granted under the GHC Stock Option Plan. See “Management — Benefit Plans — Stock Option Plan.” Shares of GHC common stock issued upon exercise of these options will be registered on a Form S-8 under the Securities Act and will, therefore, be freely transferable under the securities laws, subject, in the case of affiliates, to certain limitations as described above. Immediately upon the completion of the spin-off and based upon the record date, our affiliates will hold                shares of common stock.

Except for the shares of GHC common stock distributed in the spin-off and the options described above, none of our equity securities will be outstanding on or immediately after the spin-off.

CAPITALIZATION

Set forth below is our capitalization as of March 31, 2003 on a historical basis and as adjusted basis to give effect to the Transactions. This table should be read in conjunction with “Selected Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements, including all related notes, included elsewhere in this information statement.

	March 31, 2003

	Historical	As Adjusted

	(dollars in thousands)
Total Debt
Allocated debt of GHVI	$221,983	$—
New senior credit facility (1)	—	125,000
New senior subordinated notes (2)	—	200,000
Mortgages and other secured debt	57,067	57,067

Total debt, including current portion	$279,050	$382,067

Total Owner’s Equity
Common stock and additional paid in capital	$—	$612,233
Accumulated other comprehensive income	810	810
GHVI’s equity in GHC	603,378	—

Total owner’s equity	604,188	613,043

Total capitalization	$883,238	$995,110

(1)
Our new senior credit facility will include a $125.0 million term loan, all of which will be drawn at closing, and a $75.0 million revolving credit facility, none of which is expected to be drawn at closing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Financing Arrangements.”

(2)	We intend to issue senior subordinated notes in an aggregate principal amount of approximately $200.0 million, with an anticipated term of ten years.

DIVIDEND POLICY

We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay cash dividends on GHC common stock in the foreseeable

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future. Immediately prior to the spin-off, we expect to enter into a credit facility providing for both term and revolving credit borrowings, which would allow us to borrow funds for general corporate purposes, including the repayment of other debt, working capital and acquisitions and to issue subordinated notes. The credit facility and subordinated notes will likely contain affirmative and negative covenants that, among other things, would require us to satisfy certain financial tests and maintain certain financial ratios. We expect that the credit facility and subordinated notes would likely also limit our ability to declare and pay dividends on our shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Financing Arrangements.” If our lenders or the subordinated notes permit us to declare dividends, the dividend amounts, if any, will be determined by our board of directors. Our board of directors will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board of directors may deem relevant.

SELECTED COMBINED FINANCIAL DATA

The selected combined financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes thereto included elsewhere in this information statement. Our combined statement of operations data for the years ended September 30, 2002, 2001 and 2000 and our combined balance sheet data as of September 30, 2002 and 2001 have been derived from our audited combined financial statements included elsewhere in this information statement, which have been audited by KPMG LLP, whose report is included elsewhere in this information statement. Our combined statement of operations data for the six months ended March 31, 2003 and 2002 and our combined condensed balance sheet data as of March 31, 2003 have been derived from our unaudited condensed combined financial statements included elsewhere in this information statement. Our combined statement of operations data for the years ended September 30, 1999 and 1998 and our combined balance sheet data as of September 30, 2000, 1999 and 1998 have been derived from our unaudited combined financial statements, which are not presented in this information statement. The historical financial information presented below may not be indicative of our future performance and does not reflect the results of operations and financial position we would have had if we had operated as a separate, stand-alone entity during the periods and as of the dates presented.

Upon emergence from Chapter 11 bankruptcy proceedings on October 2, 2001, our subsidiaries adopted the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting By Entities in Reorganization Under the Bankruptcy Code,” also referred to as “fresh-start reporting,” effective September 30, 2001. In connection with the adoption of fresh-start reporting, a new entity has been deemed created for financial reporting purposes, the provisions of the 2001 joint plan of reorganization were implemented, assets and liabilities were adjusted to their estimated fair values and our accumulated owner’s deficit was eliminated. Any financial information labeled “predecessor company” refers to periods prior to the adoption of fresh-start reporting, while those labeled “successor company” refers to periods following September 30, 2001. Predecessor company and successor company financial information is generally not comparable, and are therefore separated by a vertical line. The lack of comparability within the combined statement of operations data is most apparent in our capital costs (lease, interest, depreciation and amortization), as well as with income taxes, minority interests and debt restructuring and reorganization costs. Predecessor company and successor company balance sheet data are not comparable due to the change in accounting basis of long-lived assets to estimated fair value and the discharge of liabilities subject to compromise.

On October 1, 2001, we adopted the provisions of SFAS 144. Under SFAS No. 144, discontinued businesses, including assets held for sale are removed from the results of continuing operations. The results of operations in the current year and prior year periods, along with any costs to exit such businesses in the current year period, have been classified as discontinued operations in the following selected historical financial data. Businesses sold or closed prior to the adoption of SFAS 144 continue to be reported in the results of continuing operations.

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On October 1, 2002, we adopted SFAS 145. The most significant impact of the adoption of SFAS 145 is that effective October 1, 2002 any gains or losses on the extinguishment of debt that were classified as extraordinary items in prior periods that do not meet the new criteria for classification as extraordinary items have been reclassified. This reclassification includes the $1.0 billion gain recognized in fiscal 2001 in connection with the discharge of liabilities subject to compromise upon our subsidiaries’ emergence from Chapter 11 proceedings which is now included in income from continuing operations.

The information set forth below should be read in conjunction with our combined financial statements and the related notes thereto, which are included elsewhere in this information statement. See “Where You Can Find More Information.”

	Successor Company			Predecessor Company

			Year Ended
	Six Months Ended		September	Years Ended
	March 31,		30,	September 30,

	2003	2002	2002	2001	2000	1999	1998

	(dollars in thousands)

Statement of Operations Data (1):
Net revenues	$685,746	$674,727	$1,362,166	$1,291,163	$1,262,084	$819,046	$843,521
Income (loss) from continuing operations	11,787	21,838	43,654	147,071	(794,753)	(327,490)	(21,245)
Net income (loss)	$4,062	$18,324	$37,551	$113,854	$(844,720)	$(339,296)	$(41,285)

Ratio of earnings to fixed charges (2):	1.83x	2.56x	2.53x	2.23x	NM	NM	NM

Operating Data:
Payor Mix
Medicaid	50%	48%	48%	48%	49%	52%	49%
Medicare	28%	29%	30%	28%	25%	24%	26%
Private pay and other	22%	23%	22%	24%	26%	24%	25%
Avg. owned/leased eldercare center beds (3)	23,344	24,295	24,139	24,783	14,286	15,522	15,137
Occupancy percentage	91%	92%	91%	91%	91%	91%	92%
Avg. managed eldercare center beds (3)	7,198	8,210	7,898	9,215	23,779	23,984	24,234

	Successor Company			Predecessor Company

	March 31,	September 30,		September 30,

	2003	2002	2001	2000	1999	1998

	(dollars in thousands)
Balance Sheet Data:
Working capital	$100,208	$78,473	$41,598	$(173,322)	$71,015	$106,822
Total assets	1,097,924	1,154,480	1,136,841	2,017,018	1,330,295	1,556,858
Liabilities subject to compromise	—	—	—	1,938,477	—	—
Long-term debt, including current portion	279,050	326,476	328,157	10,441	1,244,622	1,011,445
Owner’s equity (deficit)	$604,188	$602,764	$572,147	$(448,288)	$(91,534)	$350,689

(1)
For a discussion of operating results from fiscal 2000 through the six-month period ended March 31, 2003, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Results of Operations.” Effective October 1, 2002, certain Medicare funding provisions expired, referred to as the “skilled nursing facility Medicare cliff.”

The net revenues and income (loss) from continuing operations data for all periods presented is from continuing operations and has been adjusted to exclude discontinued operations.

(2)
The ratio of earnings to fixed charges is computed by dividing fixed charges into income from continuing operations before income taxes plus fixed charges. Fixed charges include interest (expensed or capitalized), amortization of debt issuance costs and the estimated interest component of rent expense. The interest component of rent expense is estimated at one-third of our reported lease expense. For the fiscal years ended September 30, 2000, 1999 and 1998, our earnings were insufficient to cover fixed charges by $926.1 million, $147.5 million, and $20.2 million, respectively.

(3)
In connection with the consummation of GHVI and our subsidiaries’ 2001 joint plan of reorganization, 10,702 Multicare beds previously classified as “Managed and Jointly-Owned Facilities” were reclassified as “Owned and Leased Facilities.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Certain Transactions and Events — Multicare Transaction and Restructuring.”

Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Certain Transactions and Events” for a description of significant transactions.

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UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

Genesis HealthCare Corporation
Unaudited Pro Forma Condensed Combined Financial Statements

The following unaudited pro forma condensed combined balance sheet as of March 31, 2003 and the unaudited pro forma condensed combined statements of operations for the six months ended March 31, 2003 and 2002 and for the year ended September 30, 2002 give effect to the spin-off and certain transactions with ElderTrust. The pro forma condensed combined balance sheet is presented as if the spin-off and the ElderTrust transactions occurred on March 31, 2003, and the pro forma condensed combined statements of operations is presented as if the spin-off and the ElderTrust transactions occurred as of the beginning of the fiscal periods presented.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable and are described in the notes accompanying the unaudited pro forma condensed combined financial statements. No changes in operating revenues and expenses have been made to reflect the results of any modifications to operations that might have been made had the spin-off and the ElderTrust transactions been completed on the aforesaid assumed effective dates for purposes of the pro forma results. The unaudited pro forma condensed combined financial information is provided for informational purposes only and does not purport to represent what our results of operations or financial position would actually have been had the spin-off and the ElderTrust transactions in fact occurred at such dates or to project our results of operations or financial position at or for any future date or period.

The following unaudited pro forma financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and corresponding notes included elsewhere in this information statement.

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Genesis HealthCare Corporation
Unaudited Pro Forma Condensed Combined Balance Sheet
(dollars in thousands)

	At March 31, 2003

	Historical	Pro Forma

	GHC	Adjustments		GHC

Assets:
Current assets	$291,640	$45,963	(1)(9)	$337,603
Property and equipment, net	670,373	24,467	(7)(9)	694,840
Other assets	135,911	29,937	(2)(8)(9)	165,848

Total assets	$1,097,924	$100,367		$1,198,291

Liabilities and Owner’s Equity:
Current liabilities	$191,432	$(38,993	)(3)(9)	$152,439
Long-term debt, excluding current maturities	233,255	144,233	(3)	377,488
Other liabilities	69,049	(13,728	)(7)(8)	55,321
Owner’s equity:
GHVI’s equity in GHC	603,378	(603,378	)(13)	—
Common stock and additional paid in capital	—	612,233	(13)	612,233
Accumulated other comprehensive income	810	—		810

Total owner’s equity	604,188	8,855		613,043

Total liabilities and owner’s equity	$1,097,924	$100,367		$1,198,291

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

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Genesis HealthCare Corporation
Unaudited Pro Forma Condensed Combined Statement of Operations
(dollars in thousands)

	Year ended September 30, 2002

	Historical	Pro Forma

	GHC	Adjustments		GHC

Net revenues	$1,362,166	$36,167	(10)	$1,398,333
Expenses:
Operating expenses	1,207,981	31,193	(10)	1,239,174
Lease expense	26,594	254	(10)(11)	26,848
Depreciation and amortization	37,288	1,626	(4)(10)(12)	38,914
Interest expense	17,128	11,457	(5)	28,585

Total expenses	1,288,991	44,530		1,333,521

Income from continuing operations before debt restructuring and reorganization costs, income tax expense, equity in net income of unconsolidated affiliates and minority interests	73,175	(8,363)		64,812
Debt restructuring and reorganization costs	3,175	—		3,175

Income from continuing operations before income tax expense, equity in net income of unconsolidated affiliates and minority interests	70,000	(8,363)		61,637
Income tax expense	27,300	(3,262	)(6)	24,038

Income from continuing operations before equity in net income of unconsolidated affiliates and minority interests	42,700	(5,101)		37,599
Equity in net income of unconsolidated affiliates	1,196	(190	)(10)	1,006
Minority interests	(242)	—		(242)

Income from continuing operations	$43,654	$(5,291)		$38,363

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

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Genesis HealthCare Corporation
Unaudited Pro Forma Condensed Combined Statement of Operations
(dollars in thousands)

	Six months ended March 31, 2003

	Historical	Pro Forma

	GHC	Adjustments		GHC

Net revenues	$685,746	$18,473	(10)	$704,219
Expenses:
Operating expenses	626,729	15,896	(10)	642,625
Gain on early extinguishment of debt	(1,123)	—		(1,123)
Lease expense	13,753	143	(10)(11)	13,896
Depreciation and amortization	19,458	829	(4)(10)(12)	20,287
Interest expense	8,306	5,986	(5)	14,292

Total expenses	667,123	22,854		689,977

Income from continuing operations before income tax expense and equity in net income of unconsolidated affiliates	18,623	(4,381)		14,242
Income tax expense	7,264	(1,710	)(6)	5,554

Income from continuing operations before equity in net income of unconsolidated affiliates	11,359	(2,671)		8,688
Equity in net income of unconsolidated affiliates	428	(123	)(10)	305

Income from continuing operations	$11,787	$(2,794)		$8,993

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

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Genesis HealthCare Corporation
Unaudited Pro Forma Condensed Combined Statement of Operations
(dollars in thousands)

	Six months ended March 31, 2002

	Historical	Pro Forma

	GHC	Adjustments		GHC

Net revenues	$674,727	$17,566	(10)	$692,293
Expenses:
Operating expenses	599,085	15,254	(10)	614,339
Lease expense	13,005	123	(10)(11)	13,128
Depreciation and amortization	17,513	787	(4)(10)(12)	18,300
Interest expense	8,575	5,717	(5)	14,292

Total expenses	638,178	21,881		660,059

Income from continuing operations before debt restructuring and reorganization costs, income tax expense and equity in net income of unconsolidated affiliates	36,549	(4,315)		32,234
Debt restructuring and reorganization costs	1,700	—		1,700

Income from continuing operations before income tax expense and equity in net income of unconsolidated affiliates	34,849	(4,315)		30,534
Income tax expense	13,591	(1,683	)(6)	11,908

Income from continuing operations before equity in net income of unconsolidated affiliates	21,258	(2,632)		18,626
Equity in net income of unconsolidated affiliates	580	(19	)(10)	561

Income from continuing operations	$21,838	$(2,651)		$19,187

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

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Genesis HealthCare Corporation Notes to Unaudited Pro Forma Condensed Combined Financial Statements

General note regarding the spin-off:

These unaudited pro forma condensed combined financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the pro forma financial position as of March 31, 2003, and the pro forma results of operations for the year ended September 30, 2002 and the six months ended March 31, 2003 and 2002. These adjustments are described below.

The pro forma adjustments exclude estimated incremental costs associated with being an independent public company and the loss of certain synergies and benefits of economies of scale that existed while we were part of GHVI.

(1)
We expect to retain $50.0 million of the proceeds from the issuance of the senior subordinated notes and the initial borrowings under the term loan portion of our new senior credit facility to pay fees and expenses of $10.0 million relating thereto, with the remaining $40.0 million to fund working capital and other requirements.

(2)
Represents the capitalization of $10.0 million of estimated direct financing costs in connection with the new debt agreements to be entered into by us, offset by the write-off of $3.9 million of unamortized deferred financing costs carried on our historical balance sheet.

(3)	Represents:

	Current maturities of long-term debt	Long-term debt	Total debt

	(dollars in thousands)
Repayment of GHVI debt	$(42,466)	$(179,517)	$(221,983)
Borrowings under new financing arrangements	1,250	323,750	325,000

Net debt proceeds	$(41,216)	$144,233	$103,017

We intend to issue senior subordinated notes in an aggregate principal amount of $200.0 million, with an anticipated term of ten years. We also plan to enter into a new senior credit facility that provides for a term loan of approximately $125.0 million and a revolving credit facility of $75.0 million. The term loan is expected to have a seven year term and amortize one percent per year through year six. The revolving credit facility is expected to have a five year term. We intend to transfer $275.0 million of the proceeds from the issuance of the senior subordinated notes and the initial borrowings under the term loan portion of our new senior credit facility to GHVI, which will use such funds to repay existing indebtedness of GHVI. In addition, we expect to be responsible for approximately $57.1 million of existing mortgage debt related to certain eldercare properties held by subsidiaries that will be transferred to us prior to the spin-off. Our new senior credit facility is expected to include an excess cash flow recapture requirement that may increase the required principal payments above contractual minimum amounts each year depending on a formula yet to be determined as part of the debt negotiations. The term loan portion of our new senior credit facility is expected to have a rate of interest of LIBOR plus an applicable margin. The revolving portion of our new senior credit facility is expected to have a rate of interest of LIBOR plus an applicable margin on any borrowings thereunder, and we expect to pay a commitment fee on any unused portion thereof. Our new senior credit agreement is in the process of being finalized and the estimated maturities and rates of interest of the final debt may be different depending on prevailing market conditions at the time the agreements are finalized and funded.

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(4)
Represents the amortization of estimated deferred financing fees and expenses related to our new financing arrangements offset by reduced historical amortization of deferred financing fees that are expected to be written off following the repayment of the existing indebtedness.

	Year ended September 30, 2002	Six months ended March 31, 2003	Six months ended March 31, 2002

	(dollars in thousands)
Historical financing fee amortization	$(984)	$(492)	$(492)
New financing fee amortization	1,159	580	580

Depreciation and amortization	$175	$88	$88

(5)
Reflects the increase in estimated interest expense based upon the incurrence of an additional $103.0 million of incremental debt, as reflected in footnote 3, and an estimated increase in our weighted borrowing rate to 8% following the spin-off. As a result, we would expect our interest expense in each of the periods presented to be as follows:

	Year ended September 30, 2002	Six months ended March 31, 2003	Six months ended March 31, 2002

	(dollars in thousands)
Pro forma interest expense ($382.1 million at 8%)	$30,565	$15,283	$15,283
Less: interest allocated to discontinued operations	(1,980)	(991)	(991)
Less: historical interest expense reported	(17,128)	(8,306)	(8,575)

Interest Expense	$11,457	$5,986	$5,717

Debt service under our new senior credit facility is expected to be based upon a variable interest rate that will fluctuate due to market conditions and/or our operating performance. A variance of 1/8% in variable rates of interest would change interest expense by $156,200 for the fiscal year ended 2002, and $78,125 for the six months ended March 31, 2003 and 2002.

Our pro forma debt balance of $382.1 million is expected to consist of a $200.0 million senior subordinated note offering, a $125.0 million term loan component of a senior credit facility and $57.1 million of existing mortgages held by certain of our eldercare properties.

(6)	Income tax is reported at an estimated effective tax rate of 39%.

General note regarding the ElderTrust transactions:

The net pro forma adjustments to the unaudited condensed combined balance sheet in connection with the expected transactions with ElderTrust result in changes to GHVI’s equity in GHC since no incremental indebtedness is expected to be assumed by GHC prior to the spin-off beyond amounts reflected in footnote 3.

GHVI is expected to make a payment of $5.0 million in exchange for ElderTrust’s consent to the assignment from GHVI to GHC of all remaining leases and guarantees. The $5.0 million consideration will be recognized as a spin-off transaction cost of GHVI when it is incurred, and is therefore not reflected in these unaudited pro forma condensed combined financial statements.

(7)	Represents the purchase of five previously leased properties for approximately $24.8 million, offset by the elimination of the carrying value of a net unfavorable lease credit of $4.8 million.

March 31, 2003

(dollars in thousands)
Property and equipment, net	$20,008

Other liabilities	(4,842)
GHVI’s equity in GHC	24,850

$20,008

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(8)
Represents the capitalization of $32.3 million paid for a reduction in future lease costs of nine eldercare properties, and the acquisition of options to purchase seven of the nine properties for $66.5 million at the end of the lease term, offset by the elimination of the $8.9 million carrying value of net unfavorable lease liability credits associated with seven of the nine properties.

March 31, 2003

(dollars in thousands)
Other assets	23,364

Other liabilities	(8,886)
GHVI’s equity in GHC	32,250

$23,364

No value was ascribed to GHC’s option to purchase seven of the nine properties, as the estimated fair value of the underlying properties is less than the fixed price purchase option.

(9)
Represents the consolidation of a previously unconsolidated partnership that operates four eldercare centers. The adjustments entitled “Investments” represent the $2.6 million purchase of one of the four eldercare properties operated by the partnership, and the $3.1 million purchase by GHC of the remaining 50% interest in this partnership from our joint venture partner. The adjustments entitled “Eliminations” represent the elimination of GHC’s equity investment in the partnership and amounts due to GHC from the partnership. The remaining three properties will continue to be leased from ElderTrust.

March 31, 2003:

	Consolidation of partnership	Investments	Eliminations	Net Adjustments

	(dollars in thousands)
Current assets	$6,774	$—	$(811)	$5,963
Property and equipment, net	1,859	2,600	—	$4,459
Other assets	345	3,100	(2,972)	$473

	$8,978	$5,700	$(3,783)	$10,895

Current liabilities	$3,034	$—	$(811)	$2,223
GHVI’s equity in GHC	5,944	5,700	(2,972)	$8,672

	$8,978	$5,700	$(3,783)	$10,895

(10)
Represents the consolidation of revenues and operating expenses of four properties described under footnote 9 previously treated under the equity method of accounting. The adjustments entitled “Eliminations” represent the elimination of management fees and ancillary service revenues charged by GHC to the partnership. The adjustments entitled “Adjustments to Capital Costs” represent a reduction in lease expense and a corresponding increase in depreciation expense as a result of the purchase of one previously leased property, and an annual reduction in lease expense of one leased property in consideration for a $2.5 million payment. The $2.5 million payment will result in a $0.4 million annual reduction in cash basis lease expense, offset by the annual amortization of $0.2 million of the advanced rent payment. Depreciation expense is estimated using a weighted average useful life of 20 years for the acquired property and equipment.

Year ended September 30, 2002:

	Consolidation of partnership	Eliminations	Adjustments to Capital Costs	Net Adjustments

	(dollars in thousands)
Net revenues	$38,382	$(2,215)	$—	$36,167
Operating expenses	33,408	(2,215)	—	31,193
Lease expense	4,284	—	(1,026)	3,258
Depreciation expense	321	—	130	451
Equity in net income of unconsolidated affiliates	—	(190)	—	(190)

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Six months ended March 31, 2003:

	Consolidation of partnership	Eliminations	Adjustments to Capital Costs	Net Adjustments

	(dollars in thousands)
Net revenues	$19,491	$(1,018)	$—	$18,473
Operating expenses	16,914	(1,018)	—	15,896
Lease expense	2,161	—	(516)	1,645
Depreciation expense	176	—	65	241
Equity in net income of unconsolidated affiliates	—	(123)	—	(123)

Six months ended March 31, 2002:

	Consolidation of partnership	Eliminations	Adjustments to Capital Costs	Net Adjustments

	(dollars in thousands)
Net revenues	$18,646	$(1,080)	$—	$17,566
Operating expenses	16,334	(1,080)	—	15,254
Lease expense	2,137	—	(512)	1,625
Depreciation expense	134	—	65	199
Equity in net income of unconsolidated affiliates	—	(19)	—	(19)

(11)	Represents the net reduction in accrual basis lease costs as a result of the transactions described under footnotes 7 and 8.

	Year ended September 30, 2002	Six months ended March 31 2003	Six months March 31, 2002

	(dollars in thousands)
Purchase of five properties and resulting elimination of lease expense (footnote 7)	$(1,487)	$(744)	$(744)
Lease expense reductions of nine properties (footnote 8)	(1,517)	(759)	(759)

Lease expense	$(3,004)	$(1,502)	$(1,502)

(12)	Represents the increase in depreciation expense as a result of the capitalization of properties described under footnote 7.

	Year ended September 30, 2002	Six months ended March 31, 2003	Six months ended March 31, 2002

	(dollars in thousands)
Depreciation expense	$1,000	$500	$500

Depreciation expense is estimated using a weighted average useful life of 20 years for the acquired property and equipment.

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(13)
GHVI’s equity in GHC represents the cumulative investments in, distributions from, and earnings of GHC which will be contributed at the time of the spin-off. The adjustments reflect the amounts we expect to transfer to GHVI as described in previously described pro forma adjustments. The adjustments also reflect the elimination of GHVI’s net investment in us and the related reclassification to additional paid in capital due to the anticipated distribution of all of our shares to GHVI’s shareholders.

At March 31, 2003

(dollars in thousands)
Transfer of incremental debt proceeds to GHVI of $103,017 (footnote 3) less cash retained of $50,000 (footnote 1)	$(53,017)
Write-off of unamortized financing fees (footnote 2)	(3,900)
Transactions with ElderTrust (footnotes 7, 8 and 9)	65,772
Reclassification of GHVI’s equity in GHC to additional paid in capital	603,378

$612,233

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We are one of the largest providers of healthcare and support services to the elderly in the United States. Within our network of geographically concentrated facilities, we offer services focusing on the primary medical, physical and behavioral issues facing the medically complex elderly population. Through our physicians, nurses, therapists and other members of our interdisciplinary medical care team, we apply a comprehensive approach to the complex needs facing the elderly, which we believe has resulted in our above industry average occupancy levels and an enhanced quality payor mix. For the twelve months ended March 31, 2003, the average occupancy level in our inpatient facilities was approximately 92%, and approximately 29% of our net revenues were from Medicare patients.

Approximately 90% of our net revenues are generated through inpatient services. Our inpatient services business is offered through a network of skilled nursing and assisted living centers primarily located in the eastern United States. Our eldercare centers are concentrated in the states of Pennsylvania, New Jersey, Maryland and Massachusetts. We currently own, lease, manage or jointly-own 227 eldercare facilities, consisting of 200 skilled nursing facilities and 27 assisted living facilities with 27,491 beds, including five skilled nursing facilities with 718 beds located in the state of Wisconsin that have been identified as held for sale.

Our rehabilitation therapy business provides an extensive range of rehabilitation therapy services to the elderly, including speech pathology, physical therapy and occupational therapy in our eldercare regional market concentrations. These services are provided by approximately 4,300 licensed rehabilitation therapists and assistants employed or contracted by us at substantially all of the eldercare facilities we operate, as well as by contract to third-party healthcare facilities operated by other providers and through our 14 outpatient rehabilitation agencies.

We also provide diagnostic services and respiratory therapy services, the revenues for which are included in other revenues in our segment financial information.

The Spin-Off

Our net assets and operations are currently wholly owned by subsidiaries of GHVI. In addition to our businesses, GHVI is comprised of a pharmacy services business operating under the brand name NeighborCare® Pharmacy. NeighborCare Pharmacy primarily provides institutional pharmacy services to skilled nursing and assisting living centers similar to ours. In addition, NeighborCare Pharmacy operates a retail pharmacy business. Approximately 92% of NeighborCare Pharmacy’s revenues are generated by sales to independent healthcare providers and the remaining 8% is generated by sales to us. Upon the completion of the spin-off, GHVI expects to change its name to NeighborCare, Inc. All references to “NCI” that follow refer to GHVI immediately after the spin-off.

The inpatient services segment and pharmacy services segment are distinct businesses with significant differences in their markets, products, investment needs and plans for growth. GHVI’s board of directors believes that a separation into two independent public companies will better align management incentives with business-specific operating performance, provide each organization with the ability to independently access capital markets, isolate inherent business risks and will resolve existing sales and marketing issues by eliminating customer/competitor conflicts. The spin-off is subject to several conditions, including:

•
receipt of a satisfactory private letter ruling from the Internal Revenue Service that the spin-off and certain related transactions will qualify as a tax free distribution to GHVI and its shareholders under Section 355 of the Internal Revenue Code of 1986, as amended;

•	the consent of GHVI’s senior creditors to the spin-off and the replacement of GHVI’s senior credit facility with separate credit facilities for GHC and NCI;

•	the consent of certain lessors of GHVI; and

•	receipt of required governmental regulatory approvals.

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Certain Transactions and Events

ElderTrust Transactions

We have entered into non-binding letters of intent with ElderTrust, a Maryland based real estate investment trust from whom we currently lease or sublease 18 of our eldercare facilities and eight managed and jointly-owned facilities. The principal terms of the letters of intent are as follows:

•
We will purchase two skilled nursing facilities having 210 skilled nursing beds and 67 assisted living beds, and three assisted living facilities having 257 beds, for $24.8 million. We currently lease these properties from ElderTrust at an annual cash basis and accrual basis lease cost of $2.4 million and $1.5 million, respectively;

•
We will pay ElderTrust $32.3 million to reduce annual cash basis and accrual basis lease cost associated with nine properties by $7.1 million and $1.6 million, respectively, and acquire options to purchase seven properties currently subleased to us by ElderTrust; and

•	GHVI will pay ElderTrust $5.0 million upon completion of the spin-off in exchange for ElderTrust’s consent to the assignment of all remaining leases and guarantees from GHVI to us.

We also intend to acquire the remaining ownership interest in an unconsolidated joint-venture partnership that operates four skilled nursing facilities with 600 skilled nursing and 125 assisted living beds. Each of the four eldercare centers are currently leased to the partnership from ElderTrust. We intend to purchase our joint venture partner’s interest in the unconsolidated partnership for $3.1 million and purchase one of the four eldercare properties from ElderTrust for $2.6 million. Additionally, we will pay ElderTrust $2.5 million to reduce the annual cash basis and accrual basis lease expense of one of the three remaining leased facilities by $0.4 million and $0.2 million, respectively. The lease terms of the three facilities that will continue to be leased from ElderTrust are expected to be extended from 2010 to 2015.

Distribution Transactions

Following the spin-off, we and NCI will operate independently of one another. We will agree contractually to continue certain transitional arrangements and practices for a limited time after the spin-off. In addition, we will agree to certain mutually beneficial commercial arrangements.

We and GHVI plan to enter into a separation and distribution agreement, a tax sharing agreement, an employee benefits agreement, a transition services agreement, a group purchasing agreement, and a pharmacy services agreement. For a summary of these agreements, see “Relationship with NCI.”

Chapter 11 Proceedings

Background

On June 22, 2000, GHVI and certain of its direct and indirect subsidiaries filed for voluntary relief under Chapter 11 of the United States Code, referred to as the “Bankruptcy Code,” with the United States Bankruptcy Court for the District of Delaware, referred to as the “Bankruptcy Court.” On the same date, GHVI’s 43.6% owned affiliate, The Multicare Companies, Inc., and certain of its direct and indirect subsidiaries and certain of its affiliates, referred to as “Multicare,” also filed for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. The vast majority of GHVI and Multicare subsidiaries that will become subsidiaries of ours following the spin-off filed for bankruptcy.

GHVI and Multicare’s financial difficulties were attributed to a number of factors. The federal government made fundamental changes to the reimbursement for medical services provided to individuals. The changes had a significant adverse impact on the healthcare industry as a whole and on GHVI’s and Multicare’s cash flows. The federal reimbursement changes exacerbated a long-standing problem of inadequate reimbursement by the states for medical services provided to indigent persons under the various state Medicaid programs. Numerous other factors adversely affected GHVI’s and Multicare’s cash flows, including increased labor costs, increased professional liability and other insurance costs, and increased interest rates. As a result of declining governmental reimbursement rates and in the face of rising inflationary costs, GHVI and Multicare were too highly leveraged to service their debt, including long-term lease obligations.

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On October 2, 2001, GHVI and Multicare consummated a joint plan of reorganization under Chapter 11 of the Bankruptcy Code, referred to as the “Chapter 11 proceedings,” pursuant to a September 20, 2001 order entered by the Bankruptcy Court approving the joint plan of reorganization proposed by GHVI and Multicare. In general, the 2001 joint plan of reorganization provided for the resolution of all claims against GHVI and Multicare as of June 22, 2000 in exchange for new indebtedness, preferred stock, warrants and/or common stock of GHVI. In addition, Multicare became GHVI’s wholly-owned subsidiary and a new board of directors was constituted.

Fresh-Start Reporting

Upon emergence from Chapter 11 proceedings, GHVI and our subsidiaries adopted the principles of fresh-start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting By Entities in Reorganization Under the Bankruptcy Code,” referred to as “SOP 90-7.” For financial reporting purposes, GHVI and our subsidiaries adopted the provisions of fresh-start reporting effective September 30, 2001. In connection with the adoption of fresh-start reporting, a new entity was deemed created for financial reporting purposes, the provisions of the 2001 joint plan of reorganization were implemented, assets and liabilities were adjusted to their estimated fair values and our accumulated owner’s deficit was eliminated.

The Chapter 11 proceedings value of the subsidiaries that are owned by us, before consideration of post filing current and long term liabilities or minority interests, was determined with the assistance of financial advisors in reliance upon various valuation methods, including discounted projected cash flow analysis, price/earnings ratios, and other applicable ratios and economic industry information, and through negotiations with the various creditor parties in interest.

Assets Held for Sale or Closed

In the normal course of business, we continually evaluate the performance of our operating units, with an emphasis on selling or closing under-performing or non-strategic assets. On September 30, 2001, we adopted the provisions of SFAS 144. Under SFAS 144, discontinued businesses, including assets held for sale, are removed from the results of continuing operations. The results of operations in the current and prior year periods, along with any cost to exit such businesses in the current year period, are classified as discontinued operations in the combined statements of operations. Businesses sold or closed prior to our adoption of SFAS 144 continue to be reported in the results of continuing operations.

Since our adoption of SFAS 144, we have classified several businesses as held for sale or closed. An increasing trend in malpractice litigation claims, rising costs of eldercare malpractice litigation, losses associated with these malpractice lawsuits and a constriction of insurers have caused many insurance carriers to raise the cost of insurance premiums or refuse to write insurance policies for nursing homes. These problems are particularly acute in the state of Florida where, because of higher claim amounts, general liability and professional liability costs have become increasingly expensive. This increase in insurance costs prompted us to sell our otherwise profitable operations in the state of Florida. Since our inception, we have continued to develop our eldercare network in concentrated geographic markets in the eastern United States. The geographic location of our eldercare centers in the states of Illinois and Wisconsin relative to our strategic geographic markets, combined with the operating performance of those centers, has prompted us to identify those assets as held for sale. In addition to these assets, we have identified 12 eldercare centers in other states, one rehabilitation services clinic, one physician services practice and our ambulance business as held for sale or closed due to under-performance.

Consolidated interest expense has been allocated to discontinued operations for all periods presented based on allocated debt expected to be repaid in connection with the sale of the assets, as required under GHVI’s senior credit facility. The amount of after-tax interest expense allocated to discontinued operations for the six months ended March 31, 2003, fiscal 2002, fiscal 2001 and fiscal 2000 was $1.7 million, $3.7 million, $8.6 million and $10.9 million, respectively.

We have separately classified $61.9 million of carrying value associated with our assets held for sale in our combined balance sheet at March 31, 2003.

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The following table sets forth the components of net revenue and loss from discontinued operations for the six months ended March 31, 2003, fiscal 2002, fiscal 2001 and fiscal 2000:

	Successor Company		Predecessor Company

	Six Months Ended March 31,	Year Ended September 30,	Years Ended September 30,

	2003	2002	2001	2000

	(dollars in thousands)
Net revenues	$96,382	$232,351	$229,716	$210,668

Net operating loss of discontinued businesses	$(5,067)	$(3,518)	$(33,217)	$(39,555)
Loss on discontinuation of businesses	(7,597)	(6,487)	—	—
Income tax benefit	4,939	3,902	—	—

Loss from discontinued operations, net of taxes	$(7,725)	$(6,103)	$(33,217)	$(39,555)

The loss on discontinuation of businesses includes the write-down of assets to estimated net realizable value.

Sale of Ohio Operations

Effective May 31, 2000, we sold 14 eldercare centers with 1,128 beds located in the State of Ohio for $33.0 million. In fiscal 2000, we recorded a loss on the sale of the Ohio properties of $7.9 million which is included as a component of other operating expenses in our combined statements of operations.

Multicare Transaction and Restructuring

In fiscal 1998, Genesis ElderCare Corp., a Delaware corporation of which GHVI owned 43.6%, acquired Multicare pursuant to a tender offer and merger. Multicare was in the business of providing eldercare and specialty medical services in selected geographic regions. Contemporaneous with the acquisition, GHVI entered into a management agreement pursuant to which GHVI managed Multicare’s operations. The operations of Multicare have been attributed to GHC for the purposes of preparing GHC’s carve out financial statements. In connection with the respective investments in the common stock of Genesis ElderCare Corp., GHVI and its joint venture partners entered into a put/call agreement relating to their respective ownership interests in Genesis ElderCare Corp. Under the put/call agreement, GHVI had the option to purchase Genesis ElderCare Corp. common stock held by its joint venture partners at a price determined pursuant to the terms of the put/call agreement, or the “call.” GHVI’s joint venture partners had the option to sell such Genesis ElderCare Corp. common stock to GHVI at a price determined pursuant to the put/call agreement, or the “put.” The put did not include a guaranteed return to the venture partners and it could be satisfied at the company’s election by the issuance of its common stock. Also, under the terms of the put /call agreement, management believed that the call provisions would be exercised before the put provisions were effective, which was in October 2002.

In fiscal 2000, GHVI entered into a restructuring agreement with its Multicare joint venture partners. Under the agreement, in exchange for 24,369 shares of GHVI’s Series H Senior Subordinated Convertible Participating Cumulative Preferred Stock and 17,631 shares of GHVI’s Series I Senior Convertible Exchangeable Participating Cumulative Preferred Stock, which we collectively refer to as the “Series H and I Preferred,” the other joint venture partners, among other things:

•	terminated the put option under the put/call agreement;

•	amended the call option to provide GHVI with the right to purchase all of the shares of common stock of Genesis ElderCare Corp. not owned by GHVI for $2.0 million in cash at any time prior to the October 8, 2009 expiration. GHVI’s joint venture partners continued to own 56.4% of Genesis ElderCare Corp.’s common stock;

•	granted GHVI an irrevocable proxy to vote the shares of common stock of Genesis ElderCare Corp. held by GHVI’s joint venture partners on all matters to be voted on by shareholders, including the election of directors;

•	granted GHVI the right to appoint two-thirds of the members of the Genesis ElderCare Corp. board of directors;

•	granted GHVI the right to appoint 100% of the members of the operating committee of the Genesis ElderCare Corp. board of directors; and

•	provided, in a separate but related transaction, a $50.0 million infusion of cash in the form of the joint venture partners’ purchase of GHVI common stock.

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The put had no fair value at the time of the restructuring. Management based its estimate of the fair value of the put on its ability to issue common stock to satisfy the put obligation. Management also did not recognize any fair value of the amended call option because management did not anticipate exercising the call at the time of the restructuring. Therefore, in connection with the joint venture restructuring transaction, GHC recorded a $420.0 million non-cash charge representing the then estimated fair value of the Series H and I Preferred.

Amendments made to the stockholders’ agreement and the put/call agreement previously described in connection with the joint venture restructuring gave GHVI managerial, operational and financial control of Multicare, such that GHC began consolidating the financial statements of Multicare effective October 1, 1999.

In fiscal 2000 and fiscal 2001, GHC accounted for Multicare using the consolidation method of accounting with a 56.4% minority interest. In fiscal 2002, Multicare became a wholly owned subsidiary, in accordance with the Court approved Plan of Reorganization and GHC began accounting for Multicare as a consolidated subsidiary with no minority interest.

Results of Operations

As a consequence of the implementation of fresh-start reporting effective September 30, 2001, the financial information presented in our combined statements of operations and cash flows for the year ended September 30, 2002 are generally not comparable to the financial results for the corresponding periods in the previous two years. To highlight the lack of comparability, a solid vertical line separates the pre-emergence financial information from the post-emergence financial information in our accompanying combined financial statements and the notes thereto included elsewhere in this information statement. Any financial information in this information statement labeled “predecessor company” refers to periods prior to the adoption of fresh-start reporting, while those labeled “successor company” refer to periods following our subsidiaries’ adoption of fresh-start reporting. The lack of comparability in our accompanying combined financial statements is most apparent in our capital costs (lease, depreciation and amortization), as well as with, minority interests, and debt restructuring and reorganization costs. Management believes that business segment operating revenues and Adjusted EBITDA of the successor company are generally comparable to those of the predecessor company. See “— Certain Transactions and Events — Chapter 11 Proceedings.”

Financial information for all periods presented has been adjusted to exclude operations identified as either held for sale or closed since our subsidiaries’ adoption of SFAS No. 144 on September 30, 2001. Properties identified as held for sale or closed prior to our September 30, 2001 adoption of SFAS No. 144 continue to be reflected in the results from continuing operations. See “— Certain Transactions and Events — Assets Held for Sale or Closed.”

The following discussion includes EBITDA and Adjusted EBITDA which are non-GAAP financial measures. For purposes of SEC Regulation G, a non-GAAP financial measure is a numerical measure of a

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registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable financial measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable financial measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States of America. Pursuant to the requirements of Regulation G, we have provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

Management believes that the presentation of EBITDA and Adjusted EBITDA provides useful information to investors regarding our results of operations because they are useful for trending, analyzing and benchmarking the performance and value of our business as well as for evaluating our capacity to incur and service debt, to fund capital expenditures and to expand our business. We use EBITDA and Adjusted EBITDA primarily as a performance measure and believe that the GAAP financial measure most directly comparable to EBITDA and Adjusted EBITDA is net income (loss). We also use EBITDA and Adjusted EBITDA in our annual budget process. We believe EBITDA and Adjusted EBITDA facilitate internal comparisons to historical operating performance of prior periods and external comparisons to competitors’ historical operating performance. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not consider certain material costs necessary to operate our business. These costs include the cost to service our debt, the non-cash depreciation and amortization associated with our long-lived assets, the cost of our federal and state tax obligations, our share of the earnings or losses of our less than 100% owned operations and the operating results of our discontinued businesses. Because EBITDA does not consider these important elements of our cost structure, a user of our financial information who relies on EBITDA as the only measure of our performance or financial condition could draw an incomplete or misleading conclusion regarding our financial performance or condition. Consequently, a user of our financial information should consider net income an important measure of our financial performance because it provides the most complete measure of such performance.

We define EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. EBITDA does not represent net income (loss) or cash flow from operations, as defined by GAAP.

Adjusted EBITDA is presented to exclude certain expenses and gains related to one-time transactional events or settlements. Specifically, in the six month period ended March 31, 2003, we excluded a net gain recognized in connection with the early extinguishment of a mortgage debt. In addition, in the six months ended March 31, 2002 and in each of the years in the three year period ended September 30, 2002, we excluded debt restructuring and reorganization costs and gains related to our subsidiaries’ Chapter 11 bankruptcy proceedings.

Adjusted EBITDA is presented because management uses this information in evaluating the continuing operations of our business and believes that this information provides investors a useful insight into our operating results. Management also believes that excluding such expenses and gains properly reflects our ongoing operations and provides better comparability to prior year results.

EBITDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, or superior to, GAAP financial measures, as an indicator of operating performance or whether cash flows will be sufficient to fund our cash needs, including the servicing of our debt.

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Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA.

	Successor Company			Predecessor Company

	Six Months Ended March 31,		Year Ended Sept. 30,	Years Ended September 30,

	2003	2002	2002	2001	2000

	(dollars in thousands)
Net income (loss)	$4,062	$18,324	$37,551	$113,854	$(844,720)
Add back:
Cumulative change in accounting principle	—	—	—	—	10,412
Loss from discontinued operations, net of taxes	7,725	3,514	6,103	33,217	39,555
Equity in net (income) loss of unconsolidated affiliates	(428)	(580)	(1,196)	10,228	2,505
Minority interests	—	—	242	(21,207)	(133,806)
Income tax expense	7,264	13,591	27,300	—	—
Interest expense	8,306	8,575	17,128	98,602	180,899
Depreciation and amortization expense	19,458	17,513	37,288	66,209	74,016

EBITDA	46,387	60,937	124,416	300,903	(671,139)

Gain on early extinguishment of debt	(1,123)	—	—	—	—
Debt restructuring and reorganization costs and net gain on debt discharge	—	1,700	3,175	(264,609)	50,145

Adjusted EBITDA	$45,264	$62,637	$127,591	$36,294	$(620,994)

Six Months Ended March 31, 2003 Compared to Six Months Ended March 31, 2002

For the current year to date period, revenues were $685.7 million, an increase of $11.0 million or 2% over the same period in the prior year. Of this growth, inpatient services revenue increased by $4.9 million, our external rehabilitation services revenue grew $13.8 million and other businesses revenue declined $7.7 million. The increase in inpatient services revenues is attributed to an increase in our average Medicaid rate per patient day, $145 for the year-to-date period in 2003 versus $136 in the same period of the prior year, and private payors, $222 for the year-to-date period in 2003 versus $213 in the same period of the prior year, offset by the negative impact of the skilled nursing facility Medicare cliff on our average Medicare rate per patient day, $311 in the current year period versus $343 in the prior year period. The increase in our external rehabilitation services revenue is attributed to the addition of 177 contracts with new customers, which contributed an additional $13.8 million. The decline in revenue of our other businesses is attributed to the loss of facility management contracts in the amount of $1.5 million, a decline in our hospitality business of $3.8 million and other non-core business lines of $2.4 million.

For the current year to date period, income from continuing operations declined $10.0 million to $11.8 million from $21.8 million in the same period in the prior year. This decline is principally attributed to an estimated $11.9 million reduction in net Medicare reimbursement principally due to the skilled nursing facility Medicare cliff, increased utility and snow removal costs of $1.5 million due to inclement weather in the current year-to-date period, and $2.0 million of increased depreciation and amortization expense further discussed below under capital cost and other. These events, which had a negative impact on our income from continuing operations were offset by reduced utilization of higher cost nursing agencies used to supplement our employed labor, higher reimbursement rates from non- Medicare payor sources and reduced income tax expense as a result of our overall lower profitability.

For the current year to date period, Adjusted EBITDA was $45.3 million compared with $62.6 million in the prior year. Reduced Adjusted EBITDA in the current year to date period also reflects the negative impact of the skilled nursing facility Medicare cliff, increased utility and snow removal costs due to inclement weather in the current year to date period, offset by reduced utilization of nursing agencies and higher rates of reimbursement from non-Medicare payor sources.

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Capital Costs and Other

Depreciation and amortization expense increased $2.0 million to $19.5 million in current year to date period compared to $17.5 million for the same period in the prior year. The increase is attributed to incremental depreciation expense on capital expenditures made since the prior year in excess of fixed asset retirements.

Interest expense decreased $0.3 million to $8.3 million in current year to date period compared to $8.6 million for the same period in the prior year. This decrease is attributed to the reduction in our indebtedness, offset by an increase in our weighted average borrowing rate.

Income tax expense in current year to date and prior year to date periods is estimated using an effective tax rate of 39%.

Loss from discontinued operations, net of taxes, in the current year to date period increased $4.2 million to $7.7 million from $3.5 million for the same period in the prior year. The increase in losses from discontinued operations in the current year to date period compared to the same period in the prior year is principally due to higher levels of asset write-downs to net realizable value of our discontinued businesses in the current year period and the negative impact of the skilled nursing facility Medicare cliff on our discontinued business in the current year to date period. See “— Certain Transactions and Events — Assets Held For Sale and Closed.”

Fiscal 2002 Compared to Fiscal 2001

Fiscal 2002 revenues were $1,362.2 million, an increase of $71.0 million or 5% over the same period in the prior year. Of this growth, inpatient services revenue increased by $66.2 million, external rehabilitation services revenue grew by $15.2 million and all other business lines declined by $10.4 million. The growth in inpatient services revenue is principally attributed to increased payment rates. Our average rate per patient day was $184 in fiscal 2002 versus $171 in fiscal 2001. This increase in average rate per patient day was principally driven by the positive impact of the full year effect of the April 2001 implementation of the Benefits Improvement and Protection Act on our average Medicare rate per patient day, $339 in 2002 versus $327 in 2001, as well as a higher average Medicaid rate, $138 in 2002 versus $128 in 2001, in certain states, most notably Maryland. The growth in our rehabilitation services revenue is primarily attributed to the addition of 124 contracts with new customers which contributed $9.9 million. The remainder of the increase is due increases in our Medicare Part B rates in January 2002 and higher volume with existing customers. The decline in revenue of our other businesses is attributed to the loss of facility management contracts in the amount of $2.8 million and a general decline in our other non-core business lines.

Fiscal 2002 income from continuing operations was $43.7 million versus income from continuing operations of $147.1 million in the same period in the prior year. As described above, these periods are not comparable as a result of our subsidiaries’ emergence from bankruptcy and the impact of the adoption of fresh-start reporting effective September 30, 2001. Generally, we believe that Adjusted EBITDA of the successor company and predecessor company are comparable.

Fiscal 2002 Adjusted EBITDA was $127.6 million compared with $36.3 million in the prior year. Adjusted EBITDA in fiscal 2001 was reduced $73.6 million as a result of provisions recorded to recognize the following expenses:

•
$27.4 million to reserve for uncollectible receivables due from certain affiliated businesses in light of the adverse impact of the Medicare prospective payment system on their liquidity needs and profitability;

•
$20.4 million of additional allowances for doubtful trade accounts receivable following our re-evaluation of our uncollected accounts triggered by deteriorations in the aging of certain categories of receivables. We believe that such deteriorations were due to several prolonged negative factors related to the operational effects of our subsidiaries’ Chapter 11 proceedings, such as personnel shortages and the time demands required in normalizing relations with vendors and addressing a multitude of bankruptcy issues;

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•	$12.3 million of additional reserves for self-insured programs as a result of adverse claims development;

•	$13.0 million of other expenses, principally related to contract and litigation settlements; and

•	$0.5 million net loss on the sale of eldercare properties.

Excluding these expenses recorded in fiscal 2001 and approximately $1.5 million of asset impairment charges recognized in fiscal 2002, Adjusted EBITDA increased $19.2 million from fiscal 2001 to fiscal 2002. The Adjusted EBITDA of our inpatient services and rehabilitation services segments grew $22.5 million and $3.7 million, respectively. The Adjusted EBITDA of all other businesses and our corporate functions declined $7.0 million. The growth in Adjusted EBITDA of our inpatient services segment is attributed to the positive impact of the full year effect of the April 2001 implementation of the Benefits Improvement Protection Act and reduced lease expense following the discharge of a lease financing facility upon emergence from our Chapter 11 proceedings. The growth in Adjusted EBITDA of our rehabilitation services segment is attributed to higher volume with existing customers and growth in contracts with new customers. The decline in Adjusted EBITDA of our other businesses and corporate functions is attributed to the loss of facility management contracts, higher bad debt expense in our hospitality services business and an increase in corporate overhead costs principally due to inflationary cost increases.

Capital Costs and Other

Depreciation and amortization expense decreased $28.9 million to $37.3 million in fiscal 2002 compared to $66.2 million for the same period in the prior year. The decrease was primarily caused by the impact of fresh-start reporting on the carrying value of our property and equipment, and goodwill, which were written-down to their estimated fair values as of September 30, 2001. This write-down resulted in less long-lived asset depreciation and amortization expense in fiscal 2002. In fresh-start reporting, we wrote-off over $520 million of our previously carried goodwill, which in fiscal 2001 had amortization expense of $15.4 million.

Interest expense decreased $81.5 million to $17.1 million in fiscal 2002 compared to $98.6 million for the same period in the prior year. This decrease is attributed to the overall reduction in our debt levels following our emergence from bankruptcy in addition to a lower weighted average borrowing rate.

During fiscal 2002, we recorded $3.2 million of debt restructuring and reorganization costs of which $1.5 million related to post-confirmation liabilities payable to the United States Trustee related to the Chapter 11 proceedings. The remaining $1.7 million represents a post confirmation charge resulting from a settlement reached with the lender of a pre-petition mortgage obligation for an amount that exceeded the estimated loan value established at September 30, 2001. During fiscal 2001, we recorded a net gain of $264.6 million for debt restructuring and reorganization costs, consisting of legal, bank, accounting and other costs of $40.9 million; $10.8 million for certain bankruptcy related salary and benefit related costs, principally for a court approved special recognition program; $3.7 million of costs associated with the divestiture of certain businesses; and fresh-start valuation adjustments of $691.3 million. Fresh-start valuation adjustments were recorded pursuant to the provisions of SOP 90-7, which require entities to record their assets and their liabilities at estimated fair values. The fresh-start valuation adjustment as described relates only to continuing operations and is principally the result of the elimination of predecessor company goodwill and the revaluation of property and equipment to estimated fair values. In addition, in fiscal 2001, we recorded a gain of $1.0 billion representing the discharge of our liabilities subject to compromise in accordance with the 2001 joint plan of reorganization.

Income tax expense in fiscal 2002 of $27.3 million is estimated using an effective tax rate of 39%. We did not record any income tax expense in fiscal 2001 due to our taxable losses.

In fiscal 2002, equity in net earnings of unconsolidated affiliates was $1.2 million compared to equity in net loss of unconsolidated affiliates of $10.2 million for the same period in the prior year, which was attributed to changes in the earnings/losses reported by our unconsolidated affiliates. The less favorable operating performance of our unconsolidated affiliates in fiscal 2001 is attributed to certain asset impairment charges recorded by our affiliates in that year.

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Fiscal 2002 minority interests decreased $21.4 million during the twelve months ended September 30, 2002 to a loss of $0.2 million compared to income of $21.2 million for the comparable period in the prior year. This decrease is primarily due to the 56.4% interest in the net losses of Multicare attributable to the joint venture partners during the twelve months ended September 30, 2001. As a part of the Chapter 11 proceedings, we and Multicare merged, effectively terminating the joint venture and any interest the joint venture partners had in Multicare.

Fiscal 2002 losses from discontinued operations decreased $27.1 million to $6.1 million from $33.2 million for the same period in the prior year. The results of operations in the current year and prior year periods, along with any costs to exit businesses identified as held for sale or closed in the current year period, have been classified as discontinued operations in the combined statements of operations. Businesses sold or closed prior to our October 1, 2001 adoption of SFAS 144 continue to be reported in the results of continuing operations. The decrease in losses from discontinued operations in fiscal 2002 compared to the same period in the prior year is principally due to the level of fixed asset write-downs to fair value in the 2001 period incurred by the discontinued businesses in connection with their adoption of fresh start reporting. See “— Certain Transactions and Events — Assets Held For Sale or Closed.”

Fiscal 2001 Compared to Fiscal 2000

Fiscal 2001 revenues were $1,291.2 million, an increase of $29.1 million or 2% over the same period in the prior year. Of this growth, inpatient services revenue increased by $19.5 million, external rehabilitation services revenue grew by $9.8 million and all other business lines declined by $0.2 million. Growth in inpatient services revenue of $62.6 million is due to increased payment rates. Our average rate per patient day was $171 in fiscal 2001 versus $157 in fiscal 2000. This increase in average rate per patient day was principally attributed to the April 2001 implementation of the Benefits Improvement Protection Act which increased our Medicare rate per patient day, $327 in 2001 versus $296 in 2000, for half of fiscal 2001. These rate increases are offset by $43.1 million resulting from the divestiture of eldercare properties, principally in the state of Ohio. The growth in our rehabilitation services revenue is primarily attributed to the addition of 90 contracts with new customers which contributed $8.4 million. The remainder of the increase is due increases in our Medicare Part B rates in January 2001 and higher volume with existing customers.

Fiscal 2001 income from continuing operations was $147.1 million versus a loss from continuing operations of $794.8 million in the same period in the prior year. The income from continuing operations in fiscal 2001 was positively impacted by our adoption of fresh- start reporting and the resulting gain of $264.6 million, net of debt restructuring and reorganization costs, associated with the discharge of our liabilities subject to compromise in accordance with the 2001 joint plan of reorganization. The significant loss from continuing operations incurred in fiscal 2000 is principally attributed to the write-down of long-lived assets, the recognition of a $420.0 million charge in connection with the restructuring of our Multicare joint venture partnership, and debt restructuring costs of $50.1 million. These charges are described in greater detail in the discussions that follow.

Fiscal 2001 Adjusted EBITDA was $36.3 million compared with negative Adjusted EBITDA of $621.0 million in the prior year. Adjusted EBITDA in fiscal 2001 and 2000 was reduced $73.1 million and $725.1 million, respectively, as a result of provisions recorded to recognize the following expenses (in thousands):

	Years Ended September 30,
	2001	2000

Multicare joint-venture restructuring charge	$—	$420,000
Asset impairments	—	233,525
Uncollectible receivables	47,753	32,955
Other charges	25,339	38,638

Expenses included in operating expenses	$73,092	$725,118

Multicare Joint-Venture Restructuring Charge. In fiscal 2000, we entered into a restructuring agreement with our Multicare joint-venture partners which resulted in certain changes in control such that we began consolidating the financial statements of Multicare effective October 1, 1999. In connection with the restructuring transaction, we recorded a non-cash charge of $420.0 million representing the then-estimated fair value of GHVI Series H and I Preferred Stock issued as consideration for the restructuring of the Multicare joint venture. The $420.0 non-cash charge is included in other operating expenses in the combined statements of operations. The offsetting credit is included in GHVI’s equity in GHC.

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Asset Impairments. During 2000, in connection with budget preparations for the forthcoming year and in accordance with SFAS No. 121, management reviewed the current and projected undiscounted cash flows of each eldercare center. This review indicated that the assets of certain eldercare centers were impaired. The fair market value of businesses deemed potentially impaired were then estimated and compared to the carrying values of the long-lived assets. Any excess long-lived asset carrying value over the estimated fair value was written-off. Fair value was estimated using a per bed value determined by management. The total loss for SFAS No. 121 impairments of $234.0 million was associated with 49 eldercare centers. Of this charge, $28.9 million relates to discontinued businesses and is included in the loss from discontinued operations in the combined statements of operations. Also, during fiscal 2000, management closed or terminated the leases of six underperforming eldercare centers. As a result, a charge of $28.4 million was recorded to account for certain impaired and abandoned assets of these eldercare centers.

Uncollectible Receivables. During fiscal 2001 and 2000, we performed periodic assessments of the collectibility of amounts due from certain current and former customers in light of the adverse impact of changes to the Medicare reimbursement system on their liquidity and profitability. In certain cases, customers filed for protection under Chapter 11 of the Bankruptcy Code. As a result of management’s assessments, the carrying value of notes receivable, advances and trade receivables due from these customers was written down by $27.4 million and $20.5 million in fiscal 2001 and fiscal 2000, respectively.

In fiscal 2001, management performed a re-evaluation of its allowance for doubtful accounts triggered by deterioration in the agings of certain categories of receivables. Management believed that such deterioration in the agings were due to several prolonged negative factors related to the operational effects of the bankruptcy filings such as personnel shortages and the time demands required in normalizing relations with vendors and addressing a multitude of bankruptcy issues. As a result of this re-evaluation, management determined that an increase in the allowance for doubtful accounts of $20.4 million was necessary.

In fiscal 2000, management performed an assessment of the collectibility of certain aged amounts due from third party payors (principally Medicare and Medicaid) and concluded that $12.5 million was unrecoverable.

Other Charges.     In fiscal 2001 and 2000, as a result of adverse claims development management re-evaluated the levels of reserves established for certain self-insured and other programs, including workers’ compensation, health insurance and general liability insurance, resulting in charges of $12.3 million and $20.0 million, respectively.

In fiscal 2001 and 2000, GHC incurred charges of $13.0 million and $18.6 million, respectively, principally related to contract and litigation matters and settlements, and certain other charges.

Excluding these expenses, Adjusted EBITDA increased $5.3 million in fiscal 2001 as compared to fiscal 2000, principally due to a $7.9 million loss on the sale of our Ohio centers recognized in fiscal 2000. The inpatient services segment Adjusted EBITDA declined $3.2 million, the rehabilitation services segment Adjusted EBITDA increased $2.1 million and all our other services and corporate functions Adjusted EBITDA loss increased $1.0 million or 3%. The deterioration in our inpatient services Adjusted EBITDA in 2001 is attributed to the divestiture of our Ohio properties, an increase in our utilization of nursing agency services, who charge us a premium over the cost to employ nurses, offset by the positive impact of the April 2001 implementation of the Benefits Improvement Protection Act. Our rehabilitation service business grew due to volume growth with existing customers and new business.

Capital Costs and Other

Depreciation and amortization expense decreased $7.8 million to $66.2 million in fiscal 2001 compared to $74.0 million for the same period in the prior year. The decrease was primarily caused by the write-off of impaired goodwill, property and equipment, and the divestiture of eldercare centers.

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Interest expense decreased $82.3 million to $98.6 million in fiscal 2002 compared to $180.9 million for the same period in the prior year. In accordance with SOP 90-7, we ceased accruing interest on certain long-term debt instruments classified as liabilities subject to compromise. Our contractual interest expense for fiscal 2001 was $178.0 million, leaving approximately $79.4 million of interest expense unaccrued for that period as a result of the Chapter 11 proceedings. Contractual interest expense decreased $26.0 million in fiscal 2001 from $204.0 million in fiscal 2000. The decline is primarily attributed to a lower weighted average borrowing rate.

During fiscal 2001, we recorded a net gain of $264.6 million for debt restructuring and reorganization costs which is described in the results from operations discussion that compares fiscal 2002 to fiscal 2001. Debt restructuring and reorganization costs of $50.1 million in fiscal 2000 consist of legal, bank, accounting and other professional costs of $18.2 million; $3.6 million for certain bankruptcy related salary and benefit related costs, principally for a court approved special recognition program; and $28.3 million related to a termination fee recognized on an interest rate swap.

Fiscal 2001 equity in net loss of unconsolidated affiliates of $10.2 million compared to equity in net loss of unconsolidated affiliates of $2.5 million for the same period in the prior year, which is attributed to changes in the earnings/losses reported by our unconsolidated affiliates. The less favorable operating performance of our unconsolidated affiliates in fiscal 2001 is attributed to certain asset impairment charges recorded by our affiliates in that year.

Fiscal 2001 minority interests decreased to income of $21.2 million compared to income of $133.8 million for the comparable period in the prior year. This decrease is primarily due to a lower net loss reported by Multicare and the resulting Multicare joint venture partners’ 56.4% interest in the net loss for that period. The Multicare net loss was reduced in fiscal 2001 compared to the comparable period in the prior year, principally due to lower asset impairment charges and lower interest expense recognition by Multicare under SOP 90- 7.

Fiscal 2001 losses from discontinued operations were $33.2 million compared to a loss from discontinued operations of $39.6 million in fiscal 2000. The losses from discontinued operations in fiscal 2001 and 2000 are principally due to the level of fixed asset write- downs to fair value in the 2001 period by the discontinued businesses in connection with their adoption of fresh start reporting and asset impairment charges recorded in fiscal 2000. See “— Certain Transactions and Events — Assets Held For Sale or Closed.”

Liquidity and Capital Resources

Working Capital and Cash Flows

Our need for funds arise primarily from our working capital requirements, including the need to finance our receivables, as well as expenditures for property and equipment. At March 31, 2003, we had net working capital of $100.2 million. Our cash flow from operations before debt restructuring and reorganization costs for the six months ended March 31, 2003 and for the fiscal year ended September 30, 2002 were $25.8 million and $136.2 million, respectively.

Prior to the spin-off, substantially all of our cash accounts are linked to GHVI’s centralized cash management system. Accordingly, substantially all cash generated from operations has been transferred to GHVI. The net effect of these cash transfers has been reflected in the “GHVI’s Equity in GHC” account as shown in the equity section of our combined balance sheets. A majority of the cash and equivalents reported in our combined balance sheets represents petty cash, restricted patient trust cash, and cash balances held in accounts that are restricted as to their use under several loan agreements specific to certain of our eldercare centers.

We believe that the net cash provided by our operating activities, supplemented as necessary with borrowings retained under the term loan portion of our new senior credit facility and borrowings available under an expected revolving line of credit described under “New Financing Arrangements” will provide sufficient resources to meet our working capital requirements, debt service and other cash needs over the next year. However, we cannot assure you that we will be able to obtain our revolving line of credit and other financing arrangements on favorable terms.

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At March 31, 2003, we had restricted investments in marketable securities of $87.6 million, which are held by Liberty Health Corp. LTD., our wholly-owned captive insurance subsidiary incorporated under the laws of Bermuda. The investments held by Liberty Health Corp. are restricted by statutory capital requirements in Bermuda. Liberty Health Corp. is required by its insurance license to maintain equity greater than a minimum statutory amount. As of March 31, 2003, Liberty Health Corp.’s equity exceeded the minimum statutory requirement. Liberty Health Corp. is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets are not less than 75% of its relevant liabilities. Relevant assets include cash and equivalents, investments in marketable securities, and certain other current assets. Relevant liabilities are total outstanding loss reserves and certain other liabilities. At March 31, 2003, Liberty Health Corp. met the statutory liquidity ratio. In addition, certain of these investments are pledged as security for letters of credit issued by Liberty Health Corp. As a result of such restrictions and encumbrances, we and Liberty Health Corp. are precluded from freely transferring funds through intercompany loans, advances or cash dividends.

Cash activities from net investing activities for the six months ended March 31, 2003 and the year ended September 30, 2002 was a source of cash of $4.1 million and a use of cash of $76.3 million, respectively. The source of cash from investing activities generated for the six months ended March 31, 2003 include $29.6 million of proceeds received from the sale of eldercare assets, offset by a use of cash of $19.2 million for capital expenditures and use of cash of $5.4 million related to the acquisition of a rehabilitation services company. The use of investing cash for the year ended September 30, 2002 is attributed to $34.9 million of capital expenditures, a $10.5 million use of cash to exercise an option to purchase three eldercare centers, a $33.9 million net use of cash to purchase restricted investments in marketable securities to fund our self-insured programs, offset by $2.9 million of cash proceeds from the sale of an eldercare center. Capital expenditures consist primarily of betterments and expansion of eldercare centers and investments in computer hardware and software. In order to maintain our physical properties in a suitable condition to conduct our business and meet regulatory requirements, we expect to continue to incur capital expenditure costs at levels at or above those for the six months ended March 31, 2003 for the foreseeable future. Subsequent to the period ended March 31, 2003, we sold our eldercare assets located in the State of Florida for net cash proceeds approximating $28.0 million. There was no gain or loss on sale recognized in connection with this transaction. We used the majority of the sale proceeds to repay GHVI debt which we guarantee.

For six months ended March 31, 2003 and the year ended September 30, 2002, we incurred $14.7 million and $29.1 million of lease obligation costs and expect to continue to incur lease costs at or above levels approximating those for the six months ended March 31, 2003 for the foreseeable future. We classify operating lease costs associated with our eldercare centers and corporate office sites as lease expense in the combined statement of operations, while the operating lease costs of rehabilitation therapy services and other health service sites are included within other operating expenses. For the six months ended March 31, 2003 and the year ended September 30, 2002, our lease expense was reduced $2.5 million and $5.6 million, respectively, in connection with the amortization of net unfavorable lease credits established in fresh-start reporting. Consequently, our cash basis lease cost for the six months ended March 31, 2003 and for year ended September 30, 2002 was $17.2 million and $34.7 million, respectively.

Included in our financial statements is an allocated portion of GHVI’s debt issued in connection with the Chapter 11 proceedings of GHVI in 2001, which we guarantee. For the purpose of preparing the carve-out financial statements at September 30, 2001, our allocation of this guaranteed debt was based upon the level of debt estimated to be attributed to the operations of GHC upon emergence from bankruptcy. This allocation is consistent with the capital structure agreed to by our creditors and the bankruptcy court. Specifically, the initial debt allocation equals three times fiscal 2001 Adjusted EBITDA, as adjusted. Adjusted EBITDA, as adjusted, is calculated by subtracting from revenue all operating expenses and lease expense before certain charges described in our results of operations discussion comparing fiscal 2002 to fiscal 2001. The allocated portion of this guaranteed debt in periods subsequent to September 20, 2001 includes the effect of subsequent financing activities attributed to our operations. At March 31, 2003, we are guarantors of approximately $557.0 million of GHVI’s senior debt, of which $222.0 million has been allocated to us for purposes of preparing our carve-out financial statements. Following the spin-off, we and our subsidiaries will cease to be guarantors of GHVI debt.

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New Financing Arrangements

We intend to issue senior subordinated notes in an aggregate principal amount of approximately $200.0 million, with an anticipated term of ten years prior to the consummation of the spin-off. We also plan to enter into a senior credit facility prior to the consummation of the spin-off that provides for a term loan of approximately $125.0 million and a revolving credit facility of $75.0 million. The term loan is expected to have a seven year term and amortize one percent per year through year six. The revolving credit facility is expected to have a five year term. We intend to transfer $275.0 million of the proceeds from the issuance of the senior subordinated notes and the initial borrowings under the term loan portion of the new senior credit facility to GHVI, which will use the funds to repay existing indebtedness of GHVI. In addition, we expect to be responsible for approximately $57.1 million of existing mortgage debt related to certain eldercare properties held by subsidiaries that will be transferred to us prior to the spin-off. The new senior credit facility is expected to include an excess cash flow recapture requirement that may increase the required principal payments above contractual minimum amounts each year depending on a formula yet to be determined as part of the debt negotiations. The senior subordinated notes are expected to have a rate of interest approximating 9.0% and the term loan portion of the new senior credit facility is expected to have a rate of interest of LIBOR or a base rate plus an applicable margin. The revolving portion of our new senior credit facility is expected to have a rate of interest of LIBOR or a base rate plus an applicable margin on any borrowings thereunder, and we expect to pay a commitment fee on any unused portion thereof. Our new financing arrangements are in the process of being finalized and the estimated maturities and rates of interest of the final debt agreements may be different depending on prevailing market conditions at the time the agreements are finalized and funded.

Financial Commitments

We have future obligations for debt repayments, and future minimum rentals under operating leases. The obligations as of March 31, 2003 are summarized as follows (dollars in thousands):

	Payments Due by Period

		Less than
Contractual Obligations	Total	1 year	1-3 years	4-5 years	Thereafter

Mortgages and other secured debt	$279,050	$45,795	$11,353	$181,533	$40,369
Operating leases	191,120	33,138	62,516	47,640	47,826

	$470,170	$78,933	$73,869	$229,173	$88,195

We are guarantors of approximately $557.0 million of GHVI’s senior debt at March 31, 2003, of which $222.0 million has been allocated to us for purposes of preparing our carve out financial statements. GHVI’s debt instruments amortize at a rate of one percent each year (approximately $6.0 million) and mature in 2007, and include excess cash flow recapture provisions.

GHVI’s debt and certain of our lease obligations require us to maintain compliance with financial and non-financial covenants, including minimum EBITDAR (earnings before interest, taxes, depreciation, amortization and rent), limitations on capital expenditures, maximum leverage ratios, minimum fixed charge coverage ratios and minimum net worth. Failure to meet these covenants or the occurrence of other defaults, such as non-payment, could result in the acceleration of the maturity of such obligations. We anticipate that our new financing arrangements will have similar requirements.

We and GHVI also have contingent obligations related to outstanding lines of credit, letters of credit and guarantees. We anticipate that these off balance sheet commitments will be assigned to us after the spin-off, and the discussions that follow assume such assignment. These commitments as of March 31, 2003 are summarized as follows (dollars in thousands):

	Amount of Commitment Expiration Per Period

		Less than
Off Balance Sheet Commitments	Total	1 year	1-3 years	4-5 years	Thereafter

Lines of credit	$4,960	$—	$—	$—	$4,960
Guarantees	22,856	—	5,778	265	16,813

	$27,816	$—	$5,778	$265	$21,773

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Requests for providing commitments to extend financial guarantees and extend credit are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the need for any reserves for possible credit and guarantee loss.

We have extended $7.4 million in working capital lines of credit to certain jointly owned and managed companies, of which $5.0 million was unused at March 31, 2003. Credit risk represents the accounting loss that would be recognized at the reporting date if the affiliate companies were unable to repay any amounts utilized under the working capital lines of credit. Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes.

We are a party to joint venture partnerships whereby our ownership interests are 50% or less of the total capital of the partnerships. We account for these partnerships using the equity method of accounting and, therefore, the assets, liabilities and operating results of these partnerships are not consolidated with ours. The carrying value of our investment in joint venture partnerships is $11.7 million at March 31, 2003.

Although we are not contractually obligated to fund operating losses of these partnerships, in certain cases we have extended credit to such joint venture partnerships in the past and may decide to do so in the future in order to realize economic benefits from our joint venture relationship. Management assesses the creditworthiness of such partnerships in the same manner it does other third-parties. We have provided $11.5 million of financial guarantees related to loan commitments of four jointly owned and managed companies that are attributed to our operations. We have also provided $11.3 million of financial guarantees related to lease obligations of one jointly-owned and managed company that operates four eldercare centers that are attributed to our operations. The guarantees are not recorded as liabilities on our balance sheet unless we are required to perform under the guarantee. Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties. Following the spin-off, we may continue to be obligated under these guarantee agreements.

Our business activities do not include the use of unconsolidated special purpose entities.

Revenue Sources

We receive revenues from Medicare, Medicaid, private insurance, self-pay residents, other third party payors and long-term care facilities which utilize our pharmacy and other specialty medical services. The healthcare industry is experiencing the effects of the federal and state governments’ trend toward cost containment, as government and other third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with providers. These cost containment measures, combined with the increasing influence of managed care payors and competition for patients, have resulted in reduced rates of reimbursement for services we provide.

A number of provisions of the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act, providing additional funding for Medicare participating skilled nursing facilities, expired on September 30, 2002. We refer to the expiration of the additional funding as the skilled nursing facility Medicare cliff. Effective October 1, 2002, Medicare rates adjusted for the skilled nursing facility Medicare cliff were increased by a 2.6% annual market basket adjustment. For us, the net impact of these provisions is estimated to adversely impact annual revenue beginning October 1, 2002 by approximately $24.0 million. The expiration of these provisions, after considering the 2.6% annual market basket adjustment, has reduced our Medicare per diems per beneficiary, on average, by approximately $24, resulting in reduced revenue of approximately $11.9 million in our first six months of fiscal 2003.

The Centers for Medicare and Medicaid Services issued proposed fiscal 2004 rules increasing payments by the full market basket increase, or 2.9%, and increasing the base rate by an additional 3.26% to correct forecast errors. The proposed increases are in line with fiscal 2004 budget legislation put forth by the House of Representatives and the Senate, which passed as the first congressional budget resolution. The Centers for Medicare and Medicaid Services could make changes in the final rules. By law, final rules for the coming

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fiscal year must be issued by August 1st. There are no assurances that the final rules will include the level of rate increases currently proposed.

The skilled nursing facility Medicare cliff could adversely impact the liquidity of our other service related business customers, resulting in their inability to pay us, or to pay us timely, for our products and services. This factor, coupled with the adverse impact of the skilled nursing facility Medicare cliff to the liquidity of our inpatient services segment, could require us to borrow in order to fund our working capital needs, and in turn, cause us to become more highly leveraged.

There are additional provisions in the Medicare statute affecting rehabilitation therapy, diagnostic services and the payment for services in other health settings. In February 2003, Congress passed legislation that prevented a formula driven reduction in practitioner fee schedules. This restoration of reimbursement rates affected not only doctors, but also payment for most professional practitioners including licensed rehabilitation professionals. In addition, effective January 1, 2003, the moratorium on implementing payment caps on Medicare Part B rehabilitation therapy services expired. The Centers for Medicare and Medicaid Services has issued instructions indicating that the agency will delay enforcement until mid-year 2003 and that the agency has clarified that any implementation would be prospective from the date that instructions are effective. Beginning July 1, 2003, such therapy caps are expected to reduce our annual net revenues by approximately $18.9 million and Adjusted EBITDA approximately $4.9 million.

The recent economic downturn is having a detrimental affect on state revenues in most jurisdictions. Budget shortfalls range from 4-5% of outlays upwards to 20% of outlays in certain states. Historically these budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate. State-specific details are just emerging as state legislatures begin the task of approving state budgets. In each of the major states where we provide services, we are working with trade groups, consultants and government officials to responsively address the particular services funding issues.

It is not possible to quantify fully the effect of potential legislative or regulatory changes, the administration of such legislation or any other governmental initiatives on our business. Accordingly, there can be no assurance that the impact of these changes or any future healthcare legislation will not further adversely affect our business. There can be no assurance that payments under governmental and private third-party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Our financial condition and results of operations may be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

Critical Accounting Policies

An accounting policy is considered to be critical if it is important to the registrant’s financial condition and results, and requires significant judgment and estimates on the part of management in its application. Our critical accounting estimates and the related assumptions are evaluated periodically as conditions warrant, and changes to such estimates are recorded as new information or changed conditions require revision. Application of the critical accounting policies requires management’s significant judgments, often as the result of the need to make estimates of matters that are inherently uncertain. If actual results were to differ materially from the estimates made, the reported results could be materially affected. Our senior management has reviewed these critical accounting policies and estimates with GHVI’s audit committee. We believe that the following represents our critical accounting policies. For a summary of all of our significant accounting policies, including critical accounting policies discussed below, see note 2 — “Summary of Significant Accounting Policies” to our combined financial statements.

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Allowance for Doubtful Accounts

We utilize the “Aging Method” to evaluate the adequacy of our allowance for doubtful accounts. This method is based upon applying estimated standard allowance requirement percentages to each accounts receivable aging category for each type of payor. We have developed estimated standard allowance requirement percentages by utilizing historical collection trends and our understanding of the nature and collectibility of receivables in the various aging categories and the various segments of our business. The standard allowance percentages are developed by payor type as the accounts receivable from each payor type have unique characteristics. The allowance for doubtful accounts is determined utilizing the aging method described above while also considering accounts specifically identified as uncollectible. Accounts receivable that we specifically estimate to be uncollectible, based upon the age of the receivables, the results of collection efforts or other circumstances, are reserved for in the allowance for doubtful accounts until they are written-off.

In fiscal 2001, we performed a re-evaluation of our allowance for doubtful accounts triggered by deterioration in the agings of certain categories of receivables. We believe that such deteriorations were due to several prolonged negative factors related to the operational effects of our subsidiaries’ bankruptcy filings, personnel shortages, the time demands required in normalizing relations with vendors and addressing a multitude of other bankruptcy issues. As a result of this re-evaluation, we determined that an increase to the allowance for doubtful accounts of $20.4 million was necessary, and certain changes to the aging method resulting in higher levels of allowance for doubtful accounts requirements were also necessary.

In fiscal 2000, we performed a specific account review for certain large customers in light of the adverse impact of the prospective payment system on their liquidity and profitability. As a result of these assessments, we determined that an increase to the allowance for doubtful accounts of $12.5 million was necessary. Because such adjustments were based upon a specific account review of several high risk customers, no significant changes to the aging method were deemed necessary.

Over the past three years, and in connection with the adjustments made in fiscal 2000 and 2001, we have continued to refine our assumptions and methodologies underlying the aging method. We believe the assumptions used in the aging method employed in fiscal 2002, coupled with continued improvements in our collection patterns, suggest that our allowance for doubtful accounts is adequately provided for at March 31, 2003. However, because the assumptions underlying the aging method are based upon historical collection data, there is a risk that our current assumptions are not reflective of more recent collection patterns. Changes in overall collection patterns can be caused by market conditions and/or budgetary constraints of government funded programs such as Medicare and Medicaid. Such changes can adversely impact the collectibility of receivables, but not be addressed in a timely fashion when using the aging method, until updates to our periodic historical collection studies are completed and implemented.

At least annually, we update our historical collection studies in order to evaluate the propriety of the assumptions underlying the aging method. Any changes to the underlying assumptions are implemented immediately. Changes to these assumptions can have a material impact on our bad debt expense, which is reported in the combined statements of operations as a component of other operating expenses.

Loss Reserves For Certain Self-Insured Programs

General and Professional Liability and Workers Compensation

General and professional liability costs for the long-term care industry have become increasingly expensive. Specifically, rising costs of eldercare malpractice litigation, and losses stemming from these malpractice lawsuits and a constriction of insurers have caused many insurance carriers to raise the cost of insurance premiums or refuse to write insurance policies for nursing homes. These problems are particularly acute in the State of Florida where, because certain laws allow for significantly higher liability awards than in other states, general liability and professional liability costs have increased substantially. Until May 2003, we owned or leased approximately 1,500 skilled nursing beds in the State of Florida, representing six percent of our total owned and leased beds.

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Prior to June 1, 2000, we had first dollar coverage for general and professional liability costs with third party insurers; accordingly, we have no exposure for claims prior to that date. Effective June 1, 2000, we began insuring a substantial portion of our professional liability risks through our wholly-owned insurance company, Liberty Health Corp. Specifically, we are responsible for the first dollar of each claim (on a claims-made basis), up to a self-insurance retention limit determined by the individual policies, subject to aggregate limits for each policy year. The self-insured retention limits amount to $22.0 million, $19.0 million and $14.0 million for the policy years ended May 31, 2003, 2002 and 2001, respectively. For policy years 2002 and 2001, any costs above these retention limits are covered by third party insurance carriers. For policy year 2003 (June 2002 to May 2003), we have retained an additional self-insurance layer of $5.0 million. Since the June 1, 2000 inception of the self-insurance program through September 30, 2002, our cumulative self-insurance retention levels are $42.0 million and our provision for these losses is $28.2. Assuming our actual losses were to reach our retention limits in each of the three policy years, our additional exposure is approximately $13.8 million which, if incurred, would be recognized as an increase to our other operating expenses in our combined statements of operations in the period such exposure became known. In addition, we have provided $3.7 million for the estimated costs of claims incurred but not reported as of September 30, 2002.

Beginning in 1994, we insured our workers compensation exposure, principally through self-insurance retentions and large deductible programs. We in turn insured these programs through Liberty Health Corp. In addition, we inherited legacy workers compensation programs from acquisitions we completed.

Over the past three years, the majority of our workers compensation coverage was structured as follows: for policy year 2001 (June 1, 2000 — May 31, 2001) we were insured on a first dollar coverage basis for our Multicare subsidiaries, and insured through an incurred loss retrospectively rated policy for our non-Multicare subsidiaries; and for policy years 2002-2003 (June 1, 2001 — May 31, 2003) we have large deductible programs, the deductibles for which are insured through Liberty Health Corp.

For policy year 2001, our incurred losses recognized through September 30, 2002 were $15.5 million. Our development factors are updated quarterly and are based upon commonly used industry standards. Any changes to the incurred losses are recognized quarterly as an adjustment to salaries, wages and benefits in our combined statements of operations. We are insured through a third party insurer for aggregate claims in excess of $44.1 million.

For policy years 2003 and 2002, Liberty Health Corp. insures us for up to the first $0.5 million per workers compensation incident. All workers compensation claims above $0.5 million per incident are insured through a third-party insurer. We have aggregate self- insured retentions of $52.8 million and $48.0 million in policy years 2003 and 2002, respectively. Workers compensation claims above these aggregate limits are insured through a third party-insurer as of September 30, 2002. Our provision for losses in these policy years is $30.1 million as of September 30, 2002. Our reserve levels are evaluated on a quarterly basis. Any necessary adjustments are recognized as an adjustment to salaries, wages and benefits in our combined statements of operations.

We record outstanding losses and loss expenses for both general and professional liability and workers compensation liability based on the estimates of the amount of reported losses together with a provision for losses incurred but not reported, based on the recommendations of an independent actuary, and management’s judgment using our past experience and industry experience. As of September 30, 2002, our estimated range of discounted exposure for these liabilities is $57.1 million to $74.0 million. Our recorded reserves for these liabilities were $59.2 million as of September 30, 2002 of which $2.1 million is included in accrued expenses and the remainder in self-insurance liability reserves in our combined balance sheet. Through Liberty Health Corp., we have restricted investments in marketable securities of $86.1 million at September 30, 2002 which are substantially restricted to securing the outstanding claim losses of Liberty Health Corp.

General and professional liability and workers compensation claims are discounted at a rate of 4.5% in 2002 and 2001, which estimates the present value of funds required to pay losses at a future date. Had we provided losses at undiscounted levels at September 30, 2002 and 2001, the reserve for outstanding losses and loss expenses would have been increased by approximately $6.6 million in 2002 and $6.0 million in 2001.

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We believe that the provision for outstanding losses and loss expenses will be adequate to cover the ultimate net cost of losses incurred as of September 30, 2002, but the provision is necessarily an estimate and may ultimately be settled for a significantly greater or lesser amount. It is at least reasonably possible that we will revise our estimates significantly in the near term. Any subsequent differences arising are recorded in the period in which they are determined.

Health Insurance

We offer employees an option to participate in a self-insured health plan. Health claims under this plan are self-insured with a stop-loss umbrella policy in place to limit maximum potential liability for both individual claims and total claims for a plan year. Health insurance claims are paid as they are submitted to the plan administrator. We maintain an accrual for claims that have been incurred but not yet reported to the plan administrator and therefore have not been paid. The incurred but not reported reserve is based on the historical claim lag period and current payment trends of health insurance claims (generally two to three months).

We charge our employees a portion of the cost of our self-insured health plan, and we determine this charge at the beginning of each plan year based upon historical and projected medical utilization data, along with projected inflationary increases in medical costs. Any differences between our projections and our actual experience are borne by us. A one percent variance between our projections and the actual medical utilization or inflationary increases in cost would result in a $0.5 million change in our expense, which would be reflected in salaries, wages and benefits in our combined statements of operations.

Revenue Recognition/Contractual Allowances

Within our inpatient services segment, revenue is recognized in the period the related services are rendered. We derive a substantial portion of our inpatient services revenue under Medicaid and Medicare reimbursement systems.

Within our rehabilitation services and other ancillary service businesses, we record revenues at the time services or products are provided or delivered to the customer. Upon delivery of products or services, we have no additional performance obligation to the customer. We receive payments through reimbursement from Medicaid and Medicare programs and directly from individual residents (private pay), private third-party insurers and long-term care facilities.

Most Medicaid systems, Medicare and certain other third party payors, reimburse us at a predetermined rate based upon the historical cost to provide the service, demographics of the site of service and the acuity of the customer. The differences between the established billing rates and the predetermined rates are recorded as contractual adjustments and deducted from revenues. Under a prospective reimbursement system, there is no adjustment or settlement of the difference between the actual cost to provide the service and the predetermined rate. We recorded contractual adjustments from continuing operations of $354.8 million, $364.2 million and $362.7 million in fiscal years 2002, 2001 and 2000, respectively.

Long-lived Asset Impairments

We account for long-lived assets, other than goodwill with an indefinite useful life, in accordance with the provisions of SFAS No. 144. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to the future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

With regard to goodwill, we adopted SFAS No. 142 on September 30, 2001 in accordance with the early adoptions provisions of SOP 90-7. SFAS No. 142 provides that goodwill no longer be amortized on a recurring basis but rather is subject to periodic impairment testing. Prior to adopting SFAS No. 142, we amortized goodwill over periods not exceeding 40 years. The impairment test requires us to compare the fair value of our businesses to their carrying value including assigned goodwill. SFAS No. 142 requires an

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impairment test annually. Following the implementation of fresh-start reporting effective September 30, 2001, we do not carry a material amount of goodwill.

In fiscal years 2001 and 2000, we recorded material adjustments to the carrying value of long-lived assets.

In fiscal 2001, our continuing operations included a $691.3 million charge primarily to write-down the carrying value of our property and equipment, and goodwill in connection with our adoption of fresh-start reporting. Fresh-start reporting requires companies that emerge from bankruptcy to adjust their long-lived assets to fair value. We estimated fair value by using both third-party appraisals and commonly used discounted cash flow techniques. These adjustments were recognized as fresh-start valuation adjustments and recorded as debt restructuring and reorganization costs in the combined statements of operations.

In fiscal 2000, in connection with our budget preparations for the forthcoming year and in accordance with SFAS No. 121, the predecessor of SFAS No. 144, we reviewed the then-current and projected undiscounted cash flows of our eldercare centers. This review indicated that the assets of 49 eldercare centers were potentially impaired. The fair market value of businesses deemed potentially impaired were then compared to the carrying values of the long-lived assets. Fair value was estimated using a per bed value determined by us. Any excess long-lived asset carrying value over the estimated fair value was written-off. This evaluation resulted in the write-down of $234.0 million of long-lived assets, which were recorded as a component of other operating expenses in the combined statements of operations.

Income Taxes

We do not file a separate federal tax return. We are included in the consolidated federal tax return filed by GHVI.

The tax provisions reflected in the combined statements of operations and the deferred and current tax amounts reflected in the combined balance sheets have been computed based on our separate company book/tax differences to arrive at our taxable income. Our net operating loss carryforward represents unutilized taxable losses after reduction for cancellation of debt income available for net operating loss, referred to as “NOL,” carryforwards.

At September 30, 2002 and 2001, our deferred tax balances were determined by reference to the differences in book and tax values of assets and liabilities.

Current and deferred taxes calculated under the separate company approach to intercorporate tax allocation followed in preparing the combined financial statements may not necessarily reflect the impact of income taxes on results of operations, cash flows or our financial position in the future.

For the years ended September 30, 2002, 2001 and 2000, we provided $27.3 million, $0, and $0, respectively, for income taxes from continuing operations, and utilized no NOL carryforwards. At September 30, 2002 and 2001, we had deferred tax assets in excess of deferred tax liabilities, inclusive of tax benefits related to net operating loss carryforwards. Because management believes it is more likely than not that the net deferred tax assets will not be realized, the net deferred tax assets in their entirety remain subject to a 100% valuation allowance. At September 30, 2002, based on our interpretation of applicable provisions of the Internal Revenue Code, we had approximately $300 million of NOL carryforwards, utilization of which is subject to limitation. Pursuant to SOP 90-7, future utilization of deferred tax assets existing at the October 2, 2001 bankruptcy emergence date were applied first as a reduction of identifiable intangible assets and, then, as an increase to owner’s equity.

Other

We manage the operations of 68 eldercare centers. Under a majority of these arrangements, we employ the operational staff of the managed business for ease of benefit administration and bill the related wage and benefit costs on a dollar-for-dollar basis to the owner of the managed property. In this capacity, we operate as an agent on behalf of the managed property owner and are not the primary obligor in the context of a traditional employee/employer relationship. Historically, we have treated these transactions on a “net basis,” thereby not reflecting the billed labor and benefit costs as a component of our net revenue or expenses. For the six months ended March 31, 2003 and the years ended September 30, 2002, 2001 and 2000, we billed our

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managed clients $64.9 million, $140.5 million, $153.6 million, and $154.7 million, respectively, for such labor related costs.

Seasonality

Our earnings generally fluctuate from quarter to quarter. This seasonality is related to a combination of factors, which include the timing of Medicaid rate increases and payroll tax obligations, seasonal census cycles, weather conditions, and the number of calendar days in a given quarter.

Impact of Inflation

The healthcare industry is labor intensive. Wages and other labor costs are especially sensitive to inflation and marketplace labor shortages. We have implemented cost control measures to limit increases in operating costs and expenses but cannot predict our ability to control such operating cost increases in the future. See “Special Note About Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Fiscal 2001 Compared to Fiscal 2000.”

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates. For all periods presented, we were considered in GHVI’s overall risk management strategy. As part of this strategy, GHVI managed its risks based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. GHVI primarily utilized interest rate swap and cap agreements to economically hedge or reduce these exposures. As a stand-alone company, we intend to routinely monitor our risks associated with fluctuations in interest rates. We plan to address these risks through controlled risk management, including the use of derivative financial instruments to economically hedge or reduce these exposures. We do not expect to enter into financial instruments for trading or speculative purposes.

To ensure the adequacy and effectiveness of our interest rate positions, we will continually monitor, from an accounting and economic perspective, our interest rate swap positions on a stand-alone basis. However, given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in interest rates. In addition, the timing of the accounting for recognition of gains and losses related to mark-to-market instruments for any given period may not coincide with the timing of gains and losses related to the underlying economic exposures and, therefore, may adversely affect our operating results and financial position.

GHVI’s senior credit facility and senior secured notes, for which we are guarantors, are variable rate debt instruments. Our exposure to market risk for changes in interest rates results from our debt obligations and related derivative financial instruments. At March 31, 2003 and September 30, 2002, GHVI held interest rate swap and cap agreements to reduce the impact of interest rate changes on its floating rate long-term debt. These derivative financial instruments allowed GHVI and us to hold long-term borrowings at floating rates and then swap them into fixed rates that are anticipated to be lower than those available if fixed-rate borrowings were made directly.

The information below summarizes our allocated portion of our market risks associated with debt obligations and a corresponding allocation of derivative financial instruments held by GHVI as of September 30, 2002. Fair values were based upon confirmations from third party financial institutions, if available, or based on discounted cash flows using market rates of interest as of the end of the reported period. For debt obligations, the table presents principal cash flows and related interest rates by expected fiscal year of maturity. For interest rate swaps and caps, the table presents the notional amounts and related weighted average interest rates by fiscal year of maturity. The variable rates are the average forward rates for the term of each contract.

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	Expected Maturity

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(dollars in thousands)
Fixed rate debt	$3,149	$3,307	$3,436	$3,582	$3,788	$56,476	$73,738	$91,399
Weighted average rate	9.34%	9.43%	8.97%	8.58%	8.59%	9.05%	9.03%

Variable rate debt	$42,417	$2,545	$2,426	$2,426	$202,924	$—	$252,738	$252,738
Weighted average rate	L+3.61%	L+4.10%	L+4.10%	L+4.10%	L+4.13%	—	L+4.10%

Variable to fixed swaps (1)
Weighted average rate	$—	$—	$31,413	$—	$52,356	$—	$83,769	$(1,866)
Pay fixed rate	—	—	3.10%	—	3.77%	—	3.52%
Receive variable rate	—	—	L	—	L	—	L

Interest rate cap (2)	$—	$31,413	$—	$—	$—	$—	$31,413	$167

L = three month LIBOR (approximately 1.79% at September 30, 2002)

(1)	Amounts under expected maturity dates represent allocation of notional amounts.

(2)
The interest rate cap pays interest to us when LIBOR exceeds 3%. The amount paid to us is equal to the allocated notional principal balance of $31.4 million multiplied by (LIBOR minus 3%) in those periods in which LIBOR exceeds 3%. Our allocated portion of the purchase price of the interest rate cap of $0.3 million is being amortized to interest expense over the two year term of the underlying agreement.

After considering the impact of the variable to fixed rate swaps at September 30, 2002 and March 31, 2003, we had $169.0 million and $138.2 million of allocated debt subject to variable market rates of interest, respectively. Also, after considering the impact of the variable to fixed rate swaps at September 30, 2002 and March 31, 2003, for each additional percentage point increase in the LIBOR, we will incur additional interest expense of approximately $1.7 million and $1.3 million on an annual basis, respectively.

Our wholly-owned subsidiary, Liberty Health Corp., LTD, holds investments in marketable securities. Securities that are affected by market rates of interest at March 31, 2003 amounted to $19.1 million. A one percent change in the rate of interest would result in a change to operating income of $0.2 million annually.

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BUSINESS

Description of our Business

We are one of the largest providers of healthcare and support services to the elderly in the United States. Within our network of geographically concentrated facilities, we offer services focusing on the primary medical, physical and behavioral issues facing the medically complex elderly population. Through our physicians, nurses, therapists and other members of our interdisciplinary medical care team, we apply a comprehensive approach to the complex needs facing the elderly, which we believe has resulted in our above industry average occupancy levels and an enhanced quality payor mix. For the twelve months ended March 31, 2003, the average occupancy level in our inpatient facilities was approximately 92%, and approximately 29% of our net revenues were from Medicare patients.

Approximately 90% of our net revenues are generated through inpatient services. Our inpatient services business is offered through a network of skilled nursing and assisted living centers primarily located in the eastern United States. Our eldercare centers are concentrated in the states of Pennsylvania, New Jersey, Maryland and Massachusetts. We currently own 123 eldercare facilities, jointly-own 31 eldercare facilities, lease 36 eldercare facilities and manage 37 eldercare facilities. These eldercare facilities consist of 200 skilled nursing facilities and 27 assisted living facilities with 27,491 beds, including five skilled nursing facilities with 718 beds located in the state of Wisconsin that have been identified as held for sale.

Our rehabilitation therapy business provides an extensive range of rehabilitation therapy services to the elderly, including speech pathology, physical therapy and occupational therapy in our eldercare regional market concentrations. These services are provided by approximately 4,300 licensed rehabilitation therapists and assistants employed or contracted by us at substantially all of the eldercare facilities we operate, as well as by contract to third-party healthcare facilities and through our 14 outpatient rehabilitation sites.

Operations

Our business is comprised of two primary businesses: inpatient services and rehabilitation therapy services. These segments are supported by complementary service capabilities.

The following table sets forth the amount of our total net revenue from continuing operations contributed by our inpatient services segment, our rehabilitation therapy services segment and all other revenues for the periods presented (dollars in thousands):

	Twelve Months Ended March 31,	Six Months Ended March 31,	Six Months Ended March 31,	Years Ended September 30,
	2003	2003	2002	2002	2001	2000

Inpatient services	$1,209,219	$601,533	$596,634	$1,204,320	$1,138,154	$1,118,672
Rehabilitation therapy services	188,413	98,668	83,694	173,439	153,597	140,953
Other revenue	137,744	61,673	79,128	155,199	153,610	145,112
Elimination of intercompany revenue	(162,191)	(76,128)	(84,729)	(170,792)	(154,198)	(142,653)

	$1,373,185	$685,746	$674,727	$1,362,166	$1,291,163	$1,262,084

Inpatient Services

As of May 2003, we owned, leased, managed or jointly-owned 227 eldercare centers having 27,491 beds, including 27 stand-alone assisted living facilities and 19 transitional care units, located in 13 states, and concentrated in three geographic regions: New England Region (Massachusetts/Connecticut/New Hampshire/Vermont/Rhode Island); Midatlantic Region (Greater Philadelphia/Delaware Valley/New Jersey); and Chesapeake Region (Southern Delaware/Eastern Shore of Maryland/Baltimore, Maryland/Washington D.C./Virginia/West Virginia/Western Pennsylvania/North Carolina). Included in our count of eldercare centers are five centers located in Wisconsin and having 718 beds that have been identified as held for sale.

Our services focus on the primary medical, physical and behavioral issues facing the more medically complex elderly. Through the talents of our nurses, physicians, therapists and other members of the

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interdisciplinary team, we believe that our holistic approach to meeting the complex needs facing the elderly has resulted in a high occupancy of available beds and enhanced quality payor mix.

We employ physicians, physician assistants and nurse practitioners who are primarily involved in providing medical direction and/or direct patient care. The emphasis on physician leadership is a strength that differentiates GHC from other long-term care companies. Our physician executives are administratively and clinically accountable for clinical care and quality improvement. The nursing center medical directors are dually accountable to the administrator and the physician executive. This medical staff structure allows for significant involvement of physicians at all levels of the organization thus ensuring that an emphasis on quality care is maintained. We maintain a corporate quality improvement program to enhance and continuously improve care provided in each center.

We have established and actively market programs for the elderly and other patients who require more complex levels of medical care. We focus on clinically complex elderly patients who need extensive therapies and treatments to stabilize health problems before returning home or transitioning into a permanent long-term care setting. Over 90% of patients come to our centers directly from an acute hospital stay and have four or more health problems that affect their ability to carry out everyday activities. Half of the elders who enter our centers for post-acute care are discharged within 27 days while the average stay for a long-term care patient is 174 days. Private insurance companies and other third-party payors, including certain state Medicaid programs, have recognized that treating patients requiring complex medical care in centers such as those we operate is a cost-effective alternative to treatment in an acute care hospital. We provide high acuity care at rates that we believe are substantially below the rates typically charged by acute care hospitals for comparable services.

The following table reflects our average number of beds in service and our average occupancy levels for the periods presented. The following data has not been adjusted to exclude discontinued operations:

	Twelve Months Ended March 31,	Six Months Ended March 31,	Years Ended September 30,
	2003	2003	2002	2001	2000

Average Beds in Service: (1)
Owned and Leased Facilities	23,366	23,278	24,139	24,783	14,286
Managed and Jointly-Owned Facilities	7,510	7,198	7,898	9,215	23,799

Occupancy Based on Average Beds in Service:
Owned and Leased Facilities	92%	91%	91%	91%	91%
Managed and Jointly-Owned Facilities	93%	92%	91%	88%	91%

(1)
In connection with the consummation of GHVI and our subsidiaries’ 2001 joint plan of reorganization, 10,702 Multicare beds previously classified as “Managed and Jointly-Owned Facilities” prior to 2001 were reclassified as “Owned and Leased Facilities.” See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Certain Transactions and Events — Multicare Transaction and Restructuring.”

The following table reflects the payor mix of inpatient services revenues for the periods presented, and has not been adjusted to exclude discontinued operations.

	Twelve Months Ended March 31,	Six Months Ended March 31,	Years Ended September 30,
	2003	2003	2002	2001	2000

Medicaid	49%	50%	48%	48%	49%
Medicare	29%	28%	30%	28%	25%
Private pay and other	22%	22%	22%	24%	26%

	100%	100%	100%	100%	100%

See “— Revenue Sources” and “— Government Regulation.”

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Rehabilitation Therapy

We provide an extensive range of rehabilitation therapy services, including speech pathology, physical therapy and occupational therapy in all of our eldercare regional market concentrations. These services are provided by approximately 4,300 licensed rehabilitation therapists and assistants employed or contracted by us at substantially all of the eldercare centers we operate, as well as by contract to healthcare facilities operated by others and through any one of our 14 certified outpatient rehabilitation agencies.

Other Services

We provide management services to 68 eldercare centers and transitional care units, which are the eldercare centers jointly-owned and/or managed referred to in “— Inpatient Services” above, pursuant to management agreements that provide generally for the day-to-day responsibility for the operation and management of the centers. In turn, we receive management fees, depending on the agreement, computed as either an overall fixed fee, a fixed fee per customer, a percentage of net revenues of the center plus an incentive fee, or a percentage of gross revenues of the center with some incentive clauses. The various management agreements, including renewal option periods, are scheduled to terminate between 2003 and 2011, 25 of which are scheduled to terminate within the next twelve months. We expect to renew a majority of the terminating contracts.

We also provide an array of other specialty medical services in certain parts of our eldercare network, including portable x-ray and other diagnostic services, and respiratory health services.

See note 21 — “Segment Information” to our combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” for additional disclosure of financial information regarding our segments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality” for a description of the seasonality of our business.

Our Industry

Demographic Trends

The aging of the population and increased life expectancies are the primary driving forces behind the growth of the nursing and assisted living facilities market in the United States. According to the United States Census Bureau, in 2000, there were approximately 35 million Americans aged 65 or older, comprising approximately 13% of the total United States population. The number of Americans aged 65 or older is expected to climb to approximately 40 million by 2010 and to approximately 54 million by 2020. There are approximately 16,500 nursing homes with approximately 1.8 million total beds certified to provide Medicare and/or Medicaid services in the United States. On average, approximately 3.5 million people live in nursing homes during the course of a year. We believe that these demographic trends will support a growing demand for the services provided by nursing and assisted living facility operators that deliver the most efficient, responsive, cost-effective and highest quality eldercare services to support a full range of needs and acuity levels.

Congress has enacted three major laws during the past six years that have significantly altered payment for skilled nursing services. The passage of the Balanced Budget Act of 1997, which eliminated the previously existing cost-based reimbursement system and implemented a prospective payment system, was designed to reduce and control the rate of increase in Medicare expenditures and significantly reduced our rate of Medicare reimbursement. The passage of the Balanced Budget Refinement Act of 1999 and the Benefits Improvement Protection Act of 2000 restored some of the decline in funding caused by the Balanced Budget Act of 1997. However, the expiration of a number of provisions of the Balanced Budget Refinement Act and the Benefits Improvement Protection Act that provided for additional funding on September 30, 2002, referred to as the “skilled nursing facility Medicare cliff,” resulted in an approximate 10% reduction in the rates paid to us for providing services to Medicare patients. Effective October 1, 2002, Medicare rates adjusted for the skilled nursing facility Medicare cliff were increased by a 2.6% annual market basket adjustment. In June 2003, Centers for Medicare and Medicaid Services announced proposed rules making a one-time technical correction that does not require legislative approval, referred to as an “administrative fix,”

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for forecasting errors made in calculating the annual increase in Medicare rates. The impact of the administrative fix is an expected increase in Medicare reimbursement of approximately 3.3% in fiscal 2004, in addition to a proposed 2.9% inflationary increase in fiscal 2004.

Medicaid programs, which are administered at the state level, are impacted by fluctuations in state budgets. The recent economic downturn has had a detrimental effect on state revenues in most regions of the United States. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing services in the states in which we operate. State budget shortfalls have helped to elevate issues related to Medicaid onto the national agenda, which may result in additional federal support for the state-run Medicaid programs. In each of the major states where we provide services, we are working with trade groups, consultants and government officials to responsively address funding issues.

This volatility in the reimbursement system for the Medicare and Medicaid programs may continue in the short-term as the federal and state governments attempt to contain rising health care expenditures and implement revised payment mechanisms. However, we believe that there is sufficient broad-based support for the specific services we provide to ensure that adequate funding will continue for the foreseeable future.

We believe that these demographic considerations will place increased pressure on healthcare providers to find innovative, efficient means of delivering healthcare services. We also believe that these trends imply that there will be a growing demand for the services provided by nursing and assisted living facility operators that deliver the most efficient, responsive, cost-effective and high quality eldercare services to support a full range of needs.

Trends in Reimbursement

Over the last decade, the healthcare industry has experienced the effects of trends toward cost containment, as government and other third-party payors seek to impose lower reimbursement and utilization rates, and negotiate reduced payment schedules with providers. These cost containment measures have resulted in reduced rates of reimbursement for services we provide.

Effective October 1, 2002, certain expiring legislative provisions have resulted in an approximate 10% reduction in the rates paid to us for providing services to Medicare patients. In May 2003, the Centers for Medicare and Medicaid Services issued the proposed fiscal 2004 skilled nursing facility prospective payment system rules which indicated a 2.9% increase in fiscal 2004 Medicare payment rates. The recent economic downturn is having a detrimental effect on state revenues in most jurisdictions. Historically, these budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for nursing facilities in the states in which we operate.

We are engaged with trade groups, consultants and government officials to responsively address funding issues.

Our Strategy

The principal elements of our business strategy are to:

Focus on operations.     We are focused on the key areas that improve revenues, profits and cash flows. We are continually engaged in various efforts to improve our profitability by focusing on key operational initiatives, including:

•
leveraging our reputation for providing effective clinical outcomes in elderly care and rehabilitation to improve the quality of our payor mix by increasing our census of higher acuity Medicare patients;

•	increasing our average occupancy level, which leverages our revenues over the fixed costs associated with operating our facilities;

•	improving nursing staff scheduling and retention and reducing reliance on overtime compensation and temporary nursing agency services;

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•
capitalizing on best demonstrated practices in various areas of cost control, such as purchasing, centralization of certain key administrative processes and leveraging our investments in information technology; and

•	aggressively managing our working capital.

Strengthen our presence in existing markets.     To grow revenues and profitability, we intend to selectively invest in attractive assets within our geographic concentrations, allowing us to leverage existing operations and to achieve greater operating efficiencies. In addition, we will seek opportunities to increase the number of managed eldercare centers within our markets.

Our Competitive Strengths

We believe the following competitive strengths will enable us to continue to improve our profitability and cash flow:

Geographically focused network.     We are regionally focused. We maintain leading market positions in many of our regional markets. Within our markets, we have developed strong referral networks with hospitals and discharge planners. By focusing our operations in specific markets, we have achieved lower operating costs through greater purchasing power, operating efficiencies and economies of scale. We are also able to design and customize our systems and services to meet the specific needs of each of our markets.

High quality eldercare services.     We believe we have a reputation as a leading provider of high quality eldercare services. As a result, we have excellent relationships with hospitals and discharge planners, our primary referral sources. We maintain a corporate compliance program to monitor and collect regulatory compliance data and to enhance and continuously improve the care provided in our facilities.

High acuity capabilities.     We focus on clinically complex elderly patients who require extensive therapies and treatments to stabilize health problems before returning home or transitioning into a permanent long-term care setting. Over 90% of our patients come to our facilities directly from an acute care hospital and require assistance to perform daily activities. Private insurance companies and other third-party payors have recognized that treating patients requiring complex care in eldercare facilities, such as those operated by us, is a cost- effective alternative to treatment in an acute care hospital.

Significant facility ownership.     We own rather than lease a majority of our eldercare facilities, unlike a number of our competitors. Excluding facilities held for sale and adjusted for the ElderTrust transaction, we own 124 facilities with 15,771 beds, which represents approximately 77% of the total number of facilities and beds we own or lease. We believe that owning properties increases our operating and financial flexibility by enabling us to more directly control our occupancy costs, divest facilities and exit markets at our discretion and refurbish or remodel facilities in order to meet satisfy market demand.

Admissions and discharge planning.     We have developed a successful model to process admissions through the automated tracking of bed availability and specialty care capacity at each of our facilities. Our efficient model utilizes a multifaceted approach including clinical care coordinators and toll-free phone lines to assist our marketing staff and direct referral sources. As a result of our efforts, we have consistently achieved higher average occupancy levels as compared to industry averages. For the twelve month period ended March 31, 2003, our occupancy level was approximately 92% compared to the industry average occupancy level of approximately 87%.

Stable and experienced management team.     While we operate in a healthcare sector which has experienced significant volatility primarily due to a constantly changing reimbursement environment, our management team has remained substantially intact, with many years of operating experience working together. Our management team’s collective experience allows us to effectively address the continuing challenges facing the industry while providing the stability necessary to achieve meaningful operational and financial improvements.

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Revenue Sources

We receive revenues from Medicare, Medicaid, private insurance, self-pay residents, other third-party payors and long-term care facilities that utilize our rehabilitation therapy services and other service related businesses.

The sources and amounts of our revenues are determined by a number of factors, including licensed bed capacity and occupancy rates of our eldercare centers, the mix of patients and the rates of reimbursement among payors. Likewise, payment for ancillary medical services, including services provided by our rehabilitation therapy services business, vary based upon the type of payor and payment methodologies. Changes in the case mix of the patients as well as payor mix among Medicare, Medicaid and private pay can significantly affect our profitability.

Medicare and Medicaid

The Health Insurance for Aged and Disabled Act (Title XVIII of the Social Security Act), known as “Medicare,” has made available to nearly every United States citizen 65 years of age and older a broad program of health insurance designed to help the nation’s elderly meet hospital and other healthcare costs. Health insurance coverage has been extended to certain persons under the age of 65 qualifying as disabled and those having end-stage renal disease. Medicare includes three related health insurance programs:

•	hospital insurance, referred to as “Medicare Part A;”

•	supplementary medical insurance, referred to as “Medicare Part B;” and

•	a managed care option for beneficiaries who are entitled to Medicare Part A and enrolled in Medicare Part B.

The Medicare reimbursement program is currently administered by fiscal intermediaries (for Medicare Part A and some Medicare Part B services) and carriers (for Medicare Part B) under the direction of the Centers for Medicare and Medicaid Services, a division of the Department of Health and Human Services.

Medicaid (Title XIX of the Social Security Act) is a federal-state matching program, whereby the federal government, under a needs based formula, matches funds provided by the participating states for medical assistance to “medically indigent” persons. The programs are administered by the applicable state welfare or social service agencies under federal rules. Although Medicaid programs vary from state to state, traditionally they have provided for the payment of certain expenses, up to established limits, at rates determined in accordance with each state’s regulations. For skilled nursing centers, most states pay prospective rates, and have some form of acuity adjustment. In addition to facility based services, most states cover an array of medical ancillary services. Payment methodologies for these services vary based upon state preferences and practices permitted under federal rules.

Medicare and Medicaid are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially affect the timing and/or levels of payments to us for our services.

We are subject to periodic audits by the Medicare and Medicaid programs, which have various rights and remedies against us if they assert that we have overcharged the programs or failed to comply with program requirements. These rights and remedies may include requiring the repayment of any amounts alleged to be overpayments or in violation of program requirements, or making deductions from future amounts due to us. Such programs may also impose fines, criminal penalties or program exclusions. Other third-party payor sources also reserve rights to conduct audits and make monetary adjustments in connection with or inclusive of auditing activities.

Laws Affecting Revenues

Congress has enacted three major laws during the past six years that have significantly altered payment for skilled nursing facilities and medical ancillary services. The Balanced Budget Act of 1997, signed into law on August 5, 1997, reduced federal spending on Medicare and Medicaid programs. The Medicare Balanced Budget Refinement Act, enacted in November 1999, addressed a number of the funding difficulties

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caused by the Balanced Budget Act of 1997. The Benefits Improvement and Protection Act of 2000, enacted on December 15, 2000, further modified the law and restored additional funding. The following is a brief summary of these laws and an overview of the impact of these enactments on us.

Under the Balanced Budget Act of 1997, participating skilled nursing facilities are reimbursed under a prospective payment system for inpatient Medicare covered services. The prospective payment system commenced with a facility’s first cost reporting period beginning on or after July 1, 1998. Under the prospective payment system, skilled nursing facilities are paid a predetermined amount per patient, per day or “per diem” based on the anticipated costs of treating patients. The per diem rate is determined by classifying each patient into one of 44 resource utilization groups using the information gathered as a result of each patient’s minimum data set assessment. There is a separate per diem rate for each of the resource utilization group classifications. The per diem rate also covers rehabilitation and non- rehabilitation ancillary services. The law phased in the prospective payment system over a three-year period.

As implemented by the Centers for Medicare and Medicaid Services, the prospective payment system has had an adverse impact on the Medicare revenues of many skilled nursing facilities. There have been three primary problems. First, the base year calculations understate costs. Second, the market basket index used to trend payments forward does not adequately reflect market experience. Third, the resource utilization group case mix allocation is not adequately predictive of the costs of care for patients, and does not equitably allocate funding, especially for non-therapy ancillary services.

In November 1999, the Balanced Budget Refinement Act was passed in Congress. This enactment provided relief for certain reductions in Medicare reimbursement caused by the Balanced Budget Act of 1997. For covered skilled nursing facility services furnished on or after April 1, 2000, the Medicare per diem rate was increased by 20% for 15 resource utilization group payment categories, which we refer to as “payment add-ons.” While this provision was initially expected to adjust payment rates for only six months, the Centers for Medicare and Medicaid Services withdrew proposed resource utilization group refinement rules. These payment add-ons will continue until the Centers for Medicare and Medicaid Services completes certain mandated recalculations of current resource utilization group weightings. On April 23, 2002, the Centers for Medicare and Medicaid Services announced that the agency would not proceed with its previously announced changes in the skilled nursing facility case mix classification system. In its announcement, the Centers for Medicare and Medicaid Services clarified that case mix refinements would be postponed for a full year (through our fiscal year 2003).

A number of provisions of the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act, providing additional funding for Medicare participating skilled nursing facilities, expired on September 30, 2002. We refer to the expiration of the additional funding as the “skilled nursing facility Medicare cliff.” Effective October 1, 2002, Medicare rates adjusted for the skilled nursing facility Medicare cliff were increased by a 2.6% annual market basket adjustment. For us, the net impact of these provisions is estimated to adversely impact annual revenue beginning October 1, 2002 by approximately $24.0 million. The expiration of these provisions, after considering the 2.6% annual market basket adjustment, has reduced our Medicare per diems per beneficiary, on average, by approximately $24, resulting in reduced revenue of approximately $11.9 million in our first six months of fiscal 2003.

The Centers for Medicare and Medicaid Services issued proposed fiscal 2004 rules increasing payments by the full market basket increase, or 2.9%, and increasing the base rate by an additional 3.26% to correct forecast errors. The proposed increases are in line with fiscal 2004 budget legislation put forth by the House of Representatives and the Senate, which passed as the first congressional budget resolution. The Centers for Medicare and Medicaid Services could make changes in the final rules. By law, final rules for the coming fiscal year must be issued by August 1st. There are no assurances that the final rules will include the level of rate increases currently proposed.

The skilled nursing facility Medicare cliff could adversely impact the liquidity of our other service related business customers, resulting in their inability to pay us, or to pay us timely, for our products and services. This factor, coupled with the adverse impact of the skilled nursing facility Medicare cliff to the liquidity of our inpatient services segment, could require us to borrow in order to fund our working capital needs, and in turn, cause us to become more highly leveraged.

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There are additional provisions in the Medicare statute affecting rehabilitation therapy, diagnostic services and the payment for services in other health settings. In February 2003, Congress passed legislation that prevented a formula driven reduction in practitioner fee schedules. This restoration of reimbursement rates affected not only doctors, but also payment for most professional practitioners including licensed rehabilitation professionals. In addition, effective January 1, 2003, the moratorium on implementing payment caps on Medicare Part B rehabilitation therapy services expired. The Centers for Medicare and Medicaid Services has issued instructions indicating that the agency will delay enforcement until mid-year and that the agency has clarified that any implementation would be prospective from the date that instructions are effective. Beginning July 1, 2003, such therapy caps are expected to reduce our annual revenue approximately $18.9 million and Adjusted EBITDA approximately $4.9 million.

Many of these alternative payment provisions are expected to be considered during the 108th Congress either as part of consideration of the “Medicare Modernization” initiative or as freestanding legislation. It is premature to predict what actions the Congress will take.

The recent economic downturn is having a detrimental affect on state revenues in most jurisdictions. Budget shortfalls range from 4-5% of outlays upwards to 20% of outlays in a handful of states. Historically these budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate. State-specific details are just emerging as state legislatures begin the tasks of approving state budgets. In each of the major states where we provide services, we are working with trade groups, consultants and government officials to responsively address the particular services funding issues.

The plight of state governments has helped to elevate issues related to Medicaid onto the national agenda. During the 107th Congress, the Senate passed legislation providing states with a temporary increase in the federal matching assistance percentage. This legislation was not passed. It has, however, been reintroduced in both the Senate and the House of Representatives. In his proposed federal budget for fiscal year 2004, the President offered modest additional fiscal support and advanced several ideas for revising the Medicaid program. The 108th Congress is expected to consider an array of Medicaid reform proposals. The American Health Care Association, the national trade association for the nursing home sector, has appointed a special work group to assist in evaluating the various Medicaid legislative options and in advocating for preferred reforms.

It is not possible to quantify fully the effect of potential legislative or regulatory changes, the administration of such legislation or any other governmental initiatives on our business. Accordingly, there can be no assurance that the impact of these changes or any future healthcare legislation will not further adversely affect our business. There can be no assurance that payments under governmental and private third-party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Our financial condition and results of operations may be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

Government Regulation

General

Our business is subject to extensive federal, state and, in some cases, local regulation with respect to, among other things, participation in the Medicare and Medicaid programs, licensure, certification and government reimbursement. For our eldercare centers, these regulations relate, among other things, to the adequacy of physical plant and equipment, qualifications of personnel, standards of care, government reimbursement and operational requirements. Compliance with such regulatory requirements, as interpreted and amended from time to time, can increase operating costs and thereby adversely effect the financial viability of our business. Failure to comply with current or future regulatory requirements could also result in the imposition of various remedies including fines, restrictions on admission, denial of payment for all or new

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admissions, the revocation of licensure, decertification, imposition of temporary management or the closure of the facility.

Licensing and Certification

All of our eldercare centers and healthcare services, to the extent required, are currently licensed under applicable law. All skilled nursing centers and healthcare services, or practitioners providing the services therein, are certified or approved as providers under one or more of the Medicaid and Medicare programs. Generally, assisted living centers are not eligible to be certified under Medicare or Medicaid. Licensing, certification and other applicable standards vary from jurisdiction to jurisdiction and are revised periodically. State and local agencies survey all skilled nursing centers on a regular basis to determine whether such centers are in compliance with governmental operating and health standards and conditions for participation in government sponsored third-party payor programs. We believe that our eldercare centers and other sites of service are in substantial compliance with the various Medicare, Medicaid and state regulatory requirements applicable to them. However, in the ordinary course of our business, we receive notices of deficiencies for failure to comply with condition of participation in the Medicare and Medicaid programs. In these cases, we submit our plan to bring the center into compliance with regulations which must be accepted by the reviewing agency. In some cases, the reviewing federal or state agency may take various adverse actions against a provider, including but not limited to:

•	the imposition of fines;

•	suspension of payments for all or new admissions to the center; and

•	in extreme circumstances, decertification from participation in the Medicare or Medicaid programs and/or revocation of a center’s or site of service’s license.

These actions may adversely affect a center’s ability to continue to operate, ability to provide certain services, and/or eligibility to participate in the Medicare or Medicaid programs or to receive payments from other payors. Certain of our centers have received notices that, as a result of certain alleged deficiencies, the federal and/or state agency was taking steps to impose remedies. Additionally, actions taken by one center or service site may subject other centers or service sites under common control or ownership to adverse remedies.

All of our skilled nursing centers participate in the Medicare and Medicaid programs. Both initial and continuing qualifications of a skilled nursing center to participate in such programs depend upon many factors including accommodations, equipment, services, patient care, safety, personnel, physical environment, and adequate policies, procedures and controls.

During 2002, the Centers for Medicare and Medicaid Services piloted a new nursing home quality initiative in six states. Our facilities cooperated in these initiatives to generate improved reporting and public awareness. Based on the success of the pilot program, the Centers for Medicare and Medicaid Services has rolled out the program nationwide. In addition to the changes being driven by public agencies, a number of nursing home companies in conjunction with several national trade associations have signed a quality covenant. This covenant establishes quality benchmarks the signing companies are striving to obtain.

Several states in which we operate have adopted certificate of need or similar laws which generally require that a state agency approve certain acquisitions and determine that the need for certain bed additions, new services, and capital expenditures. State approvals are generally issued for a specified maximum expenditure and require implementation of the proposal within a specified period of time. Failure to obtain the necessary state approval can result in:

•	the inability to provide the service;

•	the inability to operate the centers;

•	the inability to complete the acquisition, addition or other change; and

•	the imposition of sanctions or adverse action on the center’s license and adverse reimbursement action.

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During recent years several states have passed legislation altering their certificate of need requirements. Virginia is expected to phase out its certificate of need requirement and Maryland is studying a similar action. These changes are not expected to materially alter our business opportunities.

Laws Affecting Billing and Business Practices

We are also subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include:

•
the “anti-kickback” provisions of the federal Medicare and Medicaid programs, which prohibit, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate) directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under Medicare or Medicaid. Penalties may include felony of possibly of five years imprisonment, fines, exclusion from participation in the Medicare and Medicaid programs and loss of license; and

•
the “Stark laws” which prohibit, with limited exceptions, the referral of patients by physicians for certain services, including home health services, physical therapy and occupational therapy, to an entity in which the physician has a financial interest. Penalties may include denial of payment, mandatory refund of prior payment, civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs.

There have also been a number of recent federal and state legislative and regulatory initiatives concerning reimbursement under the Medicare and Medicaid programs. During the past few years, the Department of Health and Human Services has issued a series of voluntary compliance guidelines. These compliance guidelines provide guidance on acceptable practices. Skilled nursing facility services and durable medical equipment, prosthetics, orthotics, supplies, and supplier performance practices have been among the services addressed in these publications. Our Corporate Integrity Program is working to assure that our practices conform to regulatory requirements. The Department of Health and Human Services also issues fraud alerts and advisory opinions. For example, directives concerning double billing, home health services, the provision of medical supplies to nursing facilities, and most recently, contractual joint venture relationships have been released. It is anticipated that areas addressed by these advisories may come under closer scrutiny by the government. While we have reviewed government guidance, we cannot accurately predict the impact of any such initiatives.

Laws Governing Health Information

We face additional federal requirements that mandate major changes in the transmission and retention of health information. The Health Insurance Portability and Accountability Act of 1996 was enacted to ensure, first, that employees can retain and at times transfer their health insurance when they change jobs, and secondly, to simplify healthcare administrative processes. This simplification includes expanded protection of the privacy and security of personal medical data and requires the adoption of standards for the exchange of electronic health information. Among the standards that the Department of Health and Human Services has or may adopt pursuant to the Health Insurance Portability and Accountability Act are standards for the following: electronic transactions and code sets; unique identifiers for providers, employers, health plans and individuals, security and electronic signatures, privacy, and enforcement.

Although the Health Insurance Portability and Accountability Act was intended to ultimately reduce administrative expenses and burdens faced within the healthcare industry, we believe that implementation of this law will result in additional costs. We have established a Health Insurance Portability and Accountability Act task force consisting of clinical, financial and informational services professionals focused on the Health Insurance Portability and Accountability Act compliance.

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The Department of Health and Human Services has released two rules to date mandating the use of new standards with respect to certain healthcare transactions and health information. The first rule establishes uniform standards for common healthcare transactions, including:

•	healthcare claims information;

•	plan eligibility, referral certification and authorization;

•	claims status;

•	plan enrollment and disenrollment;

•	payment and remittance advice;

•	plan premium payments; and

•	coordination of benefits.

Second, the Department of Health and Human Services has released standards relating to the privacy of individually identifiable health information. These standards not only require our compliance with rules governing the use and disclosure of protected health information, but they also require us to impose those rules, by contract, on any business associate to whom we disclose information. The Department of Health and Human Services has issued rules governing the security of health information.

The Department of Health and Human Services finalized the transaction standards on August 17, 2000. The Department of Health and Human Services issued the privacy standards on December 28, 2000, and, after certain delays, they became effective on April 14, 2001, with a compliance date of April 14, 2003. On February 20, 2003, the Department of Health and Human Services issued final rules governing the security of health information. This rule specifies a series of administrative, technical and physical security procedures to assure the confidentiality of electronic protected health information. Affected parties will have approximately two years to be fully compliant. Sanctions for failing to comply with the Health Insurance Portability and Accountability Act health information practices provisions include criminal penalties and civil sanctions.

Management is in the process of evaluating the effect of Health Insurance Portability and Accountability Act on us. At this time, management anticipates that we will be able to fully comply with those Health Insurance Portability and Accountability Act requirements that have been adopted. As part of our Corporate Integrity Program, we will monitor our compliance with the Health Insurance Portability and Accountability Act. Our compliance and privacy officer will be responsible for administering the Corporate Integrity Program which includes this Health Insurance Portability and Accountability Act related compliance. However, management cannot at this time estimate the cost of compliance, nor can management estimate the cost of compliance with standards that have not yet been finalized by the Department of Health and Human Services.

Personnel

We employ over 35,000 people. We have 53 facilities that are covered by, or are negotiating, collective bargaining agreements. The agreements expire at various dates through 2006 and cover approximately 4,700 employees. We believe that our relationship with our employees is generally good.

We and our industry continue to experience shortages in qualified clinical professional staff. We compete with other healthcare providers and with non-healthcare providers for both professional and non-professional employees. As the demand for these services continually exceeds the supply of available and qualified staff, we and our competitors have been forced to offer more attractive wage and benefit packages to these professionals and to utilize outside contractors for these services at premium rates. Furthermore, the competitive arena for this shrinking labor market has created high turnover among clinical professional staff as many seek to take advantage of the supply of available positions, each offering new and more attractive wage and benefit packages. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the high turnover rates has created added pressure on our operating margins. While we have been able to retain the services of an adequate number of qualified personnel to staff our facilities and sites of service appropriately and maintain our standards of quality care, there can be no assurance that

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continued shortages will not affect our ability to attract and maintain an adequate staff of qualified healthcare personnel in the future. A lack of qualified personnel at a facility could result in significant increases in labor costs and an increased reliance on expensive temporary nursing agencies at such facility or otherwise adversely affect operations at such facility. Any of these developments could adversely affect our operating results or expansion plans.

In recognition of the competitive nature of nurse recruitment and retention, we expect to create reward, recognition and professional development programs for nurses. Shared Governance, a structure to support the participation of nurses in the development and implementation of policies, projects and processes which affect their practice has been instituted. Additionally, STEPP (Steps To Excellence in Professional Practice), a clinical advancement program which allows nurses to receive recognition and compensation for clinical expertise, has been implemented.

Marketing

Marketing for eldercare centers is focused at the local level and is conducted primarily by a dedicated regional marketing staff, who call on referral sources such as hospitals, hospital discharge planners, doctors and various community organizations. In addition to those efforts, our marketing objective is to maintain public awareness of our eldercare centers and their capabilities. We take advantage of our regional concentrations in our marketing efforts, where appropriate, through consolidated marketing programs, which benefit more than one center. Toll-free regional phone lines assist the marketing staff and direct referral sources, which speeds admissions by automated tracking of bed availability and specialty care capabilities for each of our centers and all of our affiliated centers.

We market our rehabilitation therapy services, respiratory therapy and diagnostic services through a direct sales force which primarily calls on eldercare centers, hospitals, clinics and home health agencies.

Historically, we operate our core business under the name Genesis ElderCare®. Our logos, trademarks and service marks are featured in print advertisements in publications serving the regional markets in which we operate. We are using advertising, including our toll free ElderCare lines, to promote our brand names in trade, professional and business publications and to promote services directly to consumers.

Corporate Integrity Program

Our Corporate Integrity Program was developed to assure that we strive to achieve our goal of providing a high level of care and service in a manner consistent with all applicable state and federal laws and regulations, and our internal standard of conduct. This program is intended to allow personnel to prevent, detect and resolve any conduct or action that fails to satisfy all applicable laws and our standard of conduct.

We have a corporate compliance officer responsible for administering the Corporate Integrity Program. The corporate compliance officer, with the approval of the chief executive officer or the board of directors, may use any of our resources to evaluate and resolve compliance issues. The corporate compliance officer reports significant compliance issues to the board of directors.

We established the Corporate Integrity Program hotline, which offers a toll-free number available to all of our employees to report compliance issues, including any alleged privacy violations under Health Insurance Portability and Accountability Act. All calls reporting alleged non-compliance are logged, investigated, addressed and remedied by appropriate company officials.

The corporate integrity subcommittee was established to ensure a mechanism exists for us to monitor compliance issues. The corporate integrity subcommittee members are senior members of the reimbursement, risk management, human resources, legal, clinical practices, internal audit and operations departments.

Periodically, we receive information from the Department of Health and Human Services regarding individuals and providers that are excluded from participation in Medicare, Medicaid and other federal healthcare programs. Providers may include medical directors, attending physicians, vendors, consultants and therapists. On a monthly basis, management compares the information provided by the Department of Health and Human Services to databases containing providers and individuals doing business with us. Any potential

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matches are investigated and any necessary corrective action is taken to ensure we cease doing business with that provider and/or individual.

Competition in the Healthcare Services Industry

We compete with a variety of other companies in providing healthcare services. Certain competing companies have greater financial and other resources and may be more established in their respective communities than we are. Competing companies may offer newer or different centers or services than us and may thereby attract our patients who are either presently residents of our eldercare centers or are otherwise receiving our healthcare services.

We operate eldercare centers in 13 states. In each market, our eldercare centers may compete for patients with rehabilitation hospitals, subacute units of hospitals, skilled or intermediate nursing centers, and personal care or residential centers. Certain of these providers are operated by not-for-profit organizations and similar businesses that can finance capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to us. In competing for patients, a center’s local reputation is of paramount importance. Referrals typically come from acute care hospitals, physicians, religious groups, health maintenance organizations, the patient’s families and friends, and other community organizations.

Members of a patient’s family generally actively participate in the selection of an eldercare center. Competition for medically complex patients is intense among acute care hospitals with long-term care capability, rehabilitation hospitals and other specialty providers and is expected to remain so in the future. Important competitive factors include the reputation in the community, services offered, the appearance of a center, and the cost of services.

We compete in providing other services with a variety of different companies. Generally, this competition is, regional and local in nature. The primary competitive factors in this business are similar to those in the inpatient services business and include reputation, the cost of services, the quality of clinical services, responsiveness to patient needs, and the ability to provide support in other areas such as third-party reimbursement, information management and patient record-keeping.

Insurance

We have experienced an adverse effect on our operating cash flow due to an increase in the cost of certain of our insurance programs. Rising costs of eldercare malpractice litigation and losses stemming from these malpractice lawsuits and a constriction of insurers have caused many insurance carriers to raise the cost of insurance premiums or refuse to write insurance policies for skilled nursing facilities. Also, a tightening of the reinsurance market has affected property, auto and excess liability insurance carriers. Accordingly, the costs of all insurance premiums have increased.

This increase in insurance costs has prompted us to exit our otherwise profitable operations in the State of Florida. There is no assurance that liability exposure and the related costs of insurance will not migrate to other states.

Prior to June 1, 2000, we purchased general and professional liability insurance coverage from various commercial insurers on a first dollar coverage basis. Beginning with the June 1, 2000 policy, we have purchased general and professional liability insurance coverage from a commercial insurer subject to per claim retentions. These retentions are insured by our wholly-owned captive insurance company, Liberty Health Corp. Liberty Health Corp. is currently insuring our workers’ compensation, auto and general and professional liability insurance retentions.

Workers’ compensation insurance has been maintained as statutorily required, and in certain jurisdictions for certain periods, we have qualified as exempt or self-insured. Most of the commercial insurance purchased is loss sensitive in nature. As a result, we are responsible for adverse loss development.

We provide several health insurance options to our employees, including a self-insured health plan and several fully-insured health maintenance organizations. Growth in health insurance premiums in the market have risen to 10-20% in recent years. Ours is a labor intensive business, and therefore health insurance costs represent a significant expense for us. In recent years, we have managed this increase with changes in

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program offerings and the shift in responsibility for cost increases to the employee. Continuing increases substantially in excess of inflation could have a negative impact on our profitability, as further shifts in responsibility for these cost increases to the employee may not be possible.

We believe that adequate reserves are in place to cover the ultimate liability related to general and professional liability, workers’ compensation and health insurance claims exposure. However, there can be no assurance that any current or future claims will not exceed applicable insurance coverage.

Environmental Matters

We are subject to various federal, state and local statutes and ordinances regulating the discharge of materials into the environment. Management does not believe that we will be required to expend any material amounts in order to comply with these laws and regulations or that compliance will materially affect our capital expenditures, results of operations or financial condition.

Legal Proceedings

We are involved in legal proceedings and regulatory enforcement investigations from time to time in the ordinary course of our business.

Properties

The following table provides information by state as of May 2003 regarding the eldercare centers we owned, leased and managed. Included in the center count are 27 stand-alone assisted living facilities with 2,515 units and 17 skilled nursing facilities with 647 assisted living units.

	Wholly-Owned		Leased
	Centers		Centers		Managed Centers (1)		Total

State	Facilities	Beds	Facilities	Beds	Facilities	Beds	Facilities	Beds

Pennsylvania	29	3,778	7	688	8	1,470	44	5,936
New Jersey	18	2,672	11	1,892	8	747	37	5,311
Maryland	13	1,686	6	843	12	1,675	31	4,204
Massachusetts	13	1,742	2	250	28	1,961	43	3,953
West Virginia	14	1,306	5	394	4	270	23	1,970
Connecticut	10	1,511	—	—	2	168	12	1,679
New Hampshire	8	814	4	366	1	85	13	1,265
Delaware	4	502	—	—	3	319	7	821
Wisconsin	5	718	—	—	—	—	5	718
Virginia	3	367	1	240	—	—	4	607
Rhode Island	3	373	—	—	—	—	3	373
North Carolina	—	—	—	—	2	340	2	340
Vermont	3	314	—	—	—	—	3	314

Total	123	15,783	36	4,673	68	7,035	227	27,491

(1)
Managed facilities include 31 properties with 4,312 beds that are jointly-owned by us and independent third-parties. We have a greater than 50% ownership interest in four of the jointly owned properties. On a weighted average basis, we have an approximate 26% ownership interest in our jointly owned properties. Also included in “managed centers” are 19 transitional care units with 481 beds located in hospitals principally in the Commonwealth of Massachusetts.

Included in the total centers listed above are five facilities with 718 beds located in the State of Wisconsin that have been identified as held for sale.

We believe that our physical properties are well maintained and are in a suitable condition for the conduct of our business.

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RELATIONSHIP WITH NCI

We and GHVI will enter into a number of agreements in connection with our separation and spin-off from GHVI. We will consummate the spin-off pursuant to the agreements described below. These agreements provide a framework for our ongoing relationship with NCI, including some transitional arrangements. GHVI will contribute or otherwise transfer to us, directly or indirectly, generally all of the entities comprising the eldercare businesses, together with certain additional assets and liabilities associated with the eldercare businesses. We and NCI have agreed to transfer after the spin-off legal title to any remaining assets and any remaining liabilities of the eldercare business not transferred prior to the spin-off, most of which are assets and liabilities subject to regulatory and other delays, as soon as practicable. In the interim, we will operate and receive the economic benefits of (and bear the economic burdens of) these assets. These assets are not, individually or in the aggregate, material to our company. The information included in this information statement, including our combined financial statements, assumes the completion of all of these transfers.

The following is a summary of the terms of the material agreements we expect to enter into with GHVI. This summary is qualified by reference to the full text of the agreements to be filed as exhibits to the Form 10 registration statement of which this information statement is a part.

Separation and Distribution Agreement

The separation and distribution agreement sets forth the agreements between us and GHVI with respect to the principal corporate transactions required to consummate the spin-off, and a number of other agreements governing the relationship between us and NCI following the spin-off. We will only complete the spin-off if specified conditions are met. These conditions include, among others, the receipt of a satisfactory private letter ruling from the Internal Revenue Service that the spin-off and certain related transactions will qualify as a tax-free distribution to GHVI and its shareholders under Section 355 of the Internal Revenue Code of 1986, as amended; the consent of GHVI’s senior creditors to the spin-off and the replacement of GHVI’s credit facility with separate credit facilities for GHC and NCI; the consent of certain lessors of GHVI; and receipt of required governmental regulatory approvals.

Even if these conditions are satisfied, other events or circumstances could occur that could impact the timing or terms of the spin-off or our ability or plans to complete the spin-off. As a result of these factors, the spin-off may not occur and, if it does occur, it may not occur on the terms or in the manner described, or in the time frame contemplated.

The Separation.     Pursuant to the separation and distribution agreement, GHVI will transfer to us, or cause its subsidiaries to transfer to us, the legal entities comprising the eldercare businesses and, to the extent not transferred as a result of the transfer of legal entities:

•	all assets reflected in the most recent balance sheet of eldercare businesses;

•	all assets that are exclusively dedicated to, used in or related to the eldercare businesses;

•	specified contracts that relate to eldercare businesses; and

•	other specified assets.

These assets are referred to as the “eldercare business assets.”

We will also agree to assume or fulfill, to the extent the legal entities comprising the eldercare businesses are not already responsible for the following:

•	all liabilities reflected in the most recent combined balance sheet of the eldercare businesses;

•	all liabilities, including litigation, to the extent arising out of, relating to or resulting from the operations of the eldercare businesses, including its contracts and assets;

•	specified liabilities resulting from the spin-off;

•	obligations and commitments under specified contracts; and

•	other specified liabilities.

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These liabilities are referred to as the “eldercare business liabilities.”

Generally, neither we nor GHVI will make any representation or warranty as to:

•	the assets, businesses or liabilities transferred or assumed;

•	any consents or approvals required in connection with that transfer or assumption;

•	the value or freedom from any lien or other security interest of any of the eldercare business assets; and

•
the absence of any defenses or freedom from counterclaim relating to any claim of any person, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

In addition, the eldercare business assets will be transferred on an “as is,” “where is” basis, and we will bear the economic and legal risks that the conveyance is insufficient to vest good and marketable title, free and clear of any lien or other security interest.

We and GHVI generally also have agreed to terminate all agreements, understandings and arrangements among us and GHVI with specified exceptions.

Series A Preferred Stock.     GHVI has agreed that it, in connection with the spin-off, it will elect to adjust the conversion price of the Series A Preferred Stock of GHVI in accordance with the terms thereof.

Unsecured Bankruptcy Claimants.     We have agreed that, immediately after the spin-off, we will issue common shares into an escrow account for future delivery to former unsecured claimants of GHVI and its subsidiaries who are entitled to receive common equity securities under the terms of GHVI’s 2001 joint plan of reorganization. We refer to these common shares of GHC as the “unsecured claimant shares.” The number of unsecured claimant shares will be equal to the product of the distribution ratio and the number of GHVI common shares reserved as of the distribution date for issuance to former unsecured claimants of GHVI. As of July 22, 2003, the most recent date for which information is available, the number of shares of GHVI reserved for issuance to the unsecured claimants was 261,326.

Releases and Indemnification.     The separation and distribution agreement generally provides for a full and complete release and discharge as of the date of the completion of the spin-off of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the completion of the spin-off between or among GHVI and its affiliates, on the one hand, and us and our affiliates, on the other hand, including any contractual agreements or arrangements existing or alleged to exist between or among those parties on or before that date.

We have agreed to indemnify, defend and hold harmless NCI and its affiliates, and each of their directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of us, or our affiliates, or any other person to pay, perform or otherwise promptly discharge any of the liabilities of the eldercare businesses;

•	any liabilities of the Eldercare business and the operation of the eldercare business at any time before or after the spin-off;

•	any breach by us or our affiliates of the separation and distribution agreement or any of the ancillary agreements entered into in connection with the separation and distribution agreement;

•	one-half of any liabilities arising out of GHVI’s 2001 joint plan of reorganization; and

•	specified disclosure liabilities.

NCI has agreed to indemnify, defend and hold us and our affiliates harmless, and each of our directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of NCI or its affiliates or any other person to pay, perform or otherwise promptly discharge any liabilities of NCI, other than liabilities of the eldercare businesses;

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•	any liabilities of NCI, other than liabilities of the eldercare businesses, and the operation of GHVI’s business other than the eldercare business at any time before or after the spin-off;

•	any breach by NCI or its affiliates of the separation and distribution agreement or any of the ancillary agreements entered into in connection with the separation and distribution agreement;

•	one-half of any liabilities arising out of GHVI’s 2001 joint plan of reorganization; and

•	specified disclosure liabilities.

The separation and distribution agreement will also specify procedures for claims for indemnification made under the provisions described above.

Termination.     The separation and distribution agreement will provide that it may be terminated at any time before the completion of the distribution by GHVI in its sole discretion. If GHVI terminates the separation and distribution agreement, neither party will have any liability or further obligation to any other party.

Amendments and Waivers.     The separation and distribution agreement provides that no provisions of it or any ancillary agreement will be deemed waived, amended, supplemented or modified by any party unless the waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom that waiver, amendment, supplement or modification is sought to be enforced.

Tax Sharing Agreement

Until the spin-off occurs, we will be included in GHVI’s United States federal consolidated income tax group, and our tax liability thus will be included in the consolidated federal income tax liability of GHVI and its subsidiaries. We also will be included with GHVI or certain GHVI’s subsidiaries in consolidated, combined or unitary income tax groups for state and local tax purposes until the spin-off occurs.

Prior to the spin-off, we will enter into a tax sharing agreement with GHVI. The tax sharing agreement will govern the respective rights, responsibilities, and obligations of us and NCI after the spin-off, with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, other taxes and related tax returns.

In general, NCI will prepare and file the federal consolidated return, and any combined, consolidated or unitary tax returns that include both NCI or one of its subsidiaries and us or one of our subsidiaries and will be responsible for all income taxes and other taxes with respect to such returns. We will prepare and file any tax return required to be filed by us or any of our subsidiaries that does not include NCI or any entity that will be a subsidiary of NCI after the spin-off and will be responsible for all income taxes or other taxes with respect to any such tax return. In general, NCI is responsible for any increase (and will receive the benefit of any decrease) in the income tax of any entity that is or was reflected on a tax return filed by NCI and NCI controls all audits and administrative matters relating to such tax returns.

We generally may not (i) take or fail to take any action that would cause any representations, information or covenants in the separation documents or documents relating to the private letter ruling request to be untrue, (ii) take or fail to take any action that would cause the spin-off to lose its tax-free status, (iii) sell, issue, redeem or otherwise acquire our equity securities (or equity securities of members of our group) for a period of two years following the spin-off, except in certain specified transactions, and (iv) may not sell or otherwise dispose of a substantial portion of our assets, liquidate, merge or consolidate with any other person for a period of two years following the spin-off. During that two-year period, we may take certain actions prohibited by the covenants if, for example, NCI obtains a supplemental private letter ruling or an unqualified opinion of counsel to the effect that these actions will not affect the tax-free nature of the spin-off, in each case satisfactory to NCI in its sole and absolute discretion. Notwithstanding the receipt of any such private letter ruling or opinion, we must indemnify NCI for any taxes and related losses resulting from (i) any act or failure to act described in the covenants above, (ii) any acquisition of our equity securities or assets (or equity securities or assets of any member of our group), and (iii) any breach by us or any member of our group of certain representations in the separation documents or the documents relating to the private letter ruling.

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In addition, the tax sharing agreement will provide for cooperation and information sharing with respect to taxes.

Transition Services Agreement

The transition services agreement will provide for the provision of certain transitional services by us to NCI, and vice versa. The services may include the provision of information systems (e.g., access to computer systems that are expected to be owned by us), tax services, investor relations services, corporate compliance services, treasury functions and certain additional services identified by the parties. The transition services agreement will provide for a term of 18 months. In addition, the recipient of a service under the agreement may extend the agreement for an additional six months if reasonably necessary to facilitate the transition. The pricing is expected to be based on actual costs incurred by the party rendering the services.

Group Purchasing Agreement

The Tidewater agreement will provide group purchasing and shared service programs to skilled nursing facilities and assisted living facilities operated by us. Under the Tidewater agreement, we will engage Tidewater, a wholly-owned group purchasing subsidiary of NCI, as an independent group purchasing organization, and Tidewater will grant to us access to its vendor contracts. We anticipate that the initial term of the Tidewater agreement will be up to five years. We will not make any payments to NCI under the Tidewater agreement. Instead, Tidewater will receive administrative fees from various suppliers. Such fees are based on a percentage of the volume of purchases made by all of Tidewater’s members, including us. We will remain directly responsible to vendors for purchases through the Tidewater arrangement. The Tidewater agreement will obligate us to purchase certain minimum amounts through the Tidewater arrangement; however, we may be a member of other group purchasing organizations. We may earn financial incentives, such as fee sharing, for meeting certain purchasing volumes under the Tidewater arrangement.

Employee Benefits Agreement

Prior to the spin-off, we and GHVI will enter into the employee benefits agreement, which will provide for certain employee compensation, benefit and labor-related matters. In general, after the spin-off, we and NCI will be responsible for all obligations and liabilities relating to our respective current and former employees and their dependents and beneficiaries.

As of the date of the spin-off, and except with respect to health insurance coverage as set forth below, we will cease to participate in any benefit plan or trust under any such plan sponsored or maintained by NCI and NCI will cease to participate in any benefit plan or trust under any such plan sponsored or maintained by us. With respect to employees who are transferred to or from us or NCI, both parties will mutually recognize and credit service with the other employer.

In general, all liabilities relating to employee benefits incurred by or on behalf of either company’s employees or their covered dependents on or before the date of the spin-off will remain liabilities of NCI. In general, all liabilities relating to workers compensation claims incurred by or on behalf of either company’s employees on or before the date of the spin-off will remain liabilities of that company.

To avoid the administrative inconvenience and expense that would result from our having to establish separate health insurance plans for the remainder of the calendar year during which the spin-off occurs, it is presently intended that during the period beginning immediately following the spin-off and ending on December 31, 2003, current and former employees of ours will remain covered under NCI’s existing health insurance plans. We will reimburse NCI for all expenses it incurs as a result of this arrangement. As of January 1, 2004, current and former employees of ours and NCI will be covered under their own health insurance plans.

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Pharmacy Services Agreement

We and NCI’s subsidiary, NeighborCare Pharmacy Services, Inc., referred to as “NCPS,” will enter into a pharmacy services agreement. We have not finalized the terms of the pharmacy services agreement. We expect that the agreement will have a term of up to ten years. The pharmacy services agreement will provide the terms and conditions on which NCPS and its affiliate will provide pharmacy, pharmacy consulting and medical supply products and services to all long-term care facilities owned or leased by us and our affiliates. These services will include the provision of all of the needed prescription and non-prescription medications, pharmacy consulting services, Medicare Part B supplies and services, Medicare Part B claim filing services, durable and disposable medical supplies and equipment, and related services as required by applicable law and as reasonably requested by each facility. We expect that the agreement will impose restrictions on our ability to purchase pharmaceutical products and supplies from other suppliers.

We also expect that each of our eldercare facilities will enter into an individual services agreement with NCPS that will reflect the terms of the pharmacy services agreement. The individual services agreements will govern the terms under which pharmacy, pharmacy consulting and medical supply products and services will be provided to each eldercare facility by NCPS. We expect that the pricing terms will be determined pursuant to the pharmacy services agreement.

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MANAGEMENT

Executive Officers and Directors of GHC

The following table sets forth information as to persons who serve or who are currently expected to serve as our executive officers and directors immediately following the spin-off. Other than Mr. Fish, who will serve as one of our directors and who will also remain as the chairman of the board and chief executive officer of NCI, none of the identified executive officers and directors will retain their positions with NCI after the spin-off.

Name	Age	Position

George V. Hager, Jr.	47	Chief Executive Officer and Class Director
James V. McKeon	38	Chief Financial Officer
Robert A. Reitz	53	Chief Operating Officer and Regional President/MidAtlantic ElderCare Region
David C. Almquist	49	Regional President/Chesapeake ElderCare Region
Richard P. Blinn	48	Regional President/New England ElderCare Region
Richard L. Castor	48	Senior Vice President and Chief Information Officer
Eileen M. Coggins	38	Senior Vice President, General Counsel and Chief Compliance Officer
Thomas DiVittorio	34	Vice President, Corporate Controller
Irene Fleshner	52	Senior Vice President, Clinical Practice
Barbara J. Hauswald	43	Senior Vice President, Planning and Development, and Treasurer
Richard Pell, Jr.	54	Senior Vice President, Administration
Deborah M. Soutar	50	President, Rehabilitation Services
James W. Tabak	44	Senior Vice President, Human Resources
Robert H. Fish	52	Class Director

George V. Hager, Jr. joined GHVI in 1992 and most recently served as GHVI’s executive vice president and chief financial officer and is responsible for corporate finance, treasury, investor relations, information services, third-party reimbursement and risk management.

James V. McKeon has served as GHVI’s senior vice president and corporate controller since April 2000. From April 1997 to April 2000, Mr. McKeon served as GHVI’s vice president and corporate controller. Mr. McKeon joined GHVI in June 1994 as director of financial reporting and investor relations and served as GHVI’s vice president of finance and investor relations from November 1995 to April 1997.

Robert A. “Mike” Reitz has served as president of GHVI’s MidAtlantic ElderCare Region since September, 1997. He has served for nineteen years in various management positions with Meridian Healthcare prior to their acquisition by GHVI in 1993.

David C. Almquist has served as president of GHVI’s Chesapeake ElderCare Region since 1996. Mr. Almquist has over 27 years of experience in the healthcare industry.

Richard P. Blinn has served as president of GHVI’s New England ElderCare Region since 1998. Mr. Blinn joined GHVI with over 25 years of experience in the healthcare industry.

Richard L. Castor has served as GHVI’s senior vice president and chief information officer since June 2001, chief technology officer since December 2000, and as president of GHVI’s wholly-owned subsidiary, HealthObjects Corporation, a software development company, since March 1998. Prior to that time, Mr. Castor served as chief technology officer for Aetna for two years.

Eileen M. Coggins, Esquire, has served as GHVI’s corporate compliance and privacy officer since December 2002. Prior to that appointment, from April 1998 to December 2002, she was vice president of compliance, and prior to that was deputy general counsel.

Thomas DiVittorio has served as GHVI’s vice president and assistant controller since January 2003. From April 1999 to January 2003, Mr. DiVittorio served as GHVI’s director of financial reporting and served as GHVI’s manager of financial reporting from November 1996 to April 1999.

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Irene Fleshner, RN, MHSA, has served as GHVI’s senior vice president, clinical practice since April 2001, and as GHVI’s vice president of clinical program development of GHVI from June 1996 to April 2001. Ms. Fleshner has more than 20 years experience in healthcare as a staff nurse, nurse executive and hospital administrator.

Barbara J. Hauswald has served as GHVI’s senior vice president since April 2000, and joined GHVI as vice president and treasurer in April 1998. Prior to joining GHVI, Ms. Hauswald served as first vice president in the healthcare banking department of Mellon Bank N.A.

Richard Pell, Jr. has served as GHVI’s senior vice president-administration and chief compliance officer since April 1998, with responsibility for the following areas: human resources, law, government relations, public relations, staff development and corporate communications. Prior to joining GHVI, Mr. Pell was the director of the Veterans Affairs Medical Center in Martinsburg, West Virginia.

Deborah M. Soutar has served as president of GHVI’s rehabilitation services business since December 1993. Ms. Soutar has over 25 years of experience in the healthcare industry.

James W. Tabak has served as GHVI’s senior vice president of human resources since April 2000. From January 1992 to April 2000, Mr. Tabak served as GHVI’s associate general counsel and vice president of human resources of GHVI.

Robert H. Fish has served as chairman of the board and chief executive officer of GHVI since January 2003. Mr. Fish served as a director since October 2001, interim chief executive officer since June 2002 and interim chairman since November 2002. Since November 1999, he has been a managing partner of Sonoma-Seacrest, LLC, a California-based healthcare practice specializing in strategic planning, performance improvement, and merger and acquisition issues. Prior to joining Sonoma, Mr. Fish served as president and chief executive officer of St. Joseph Health System, a healthcare provider, from August 1995 to September 1999.

Board of Directors

We expect that our board of directors following the spin-off will be comprised of seven directors. Since our formation in May 2003, our board of directors has been comprised of two directors. We expect that Messrs. Fish and Hager will remain as directors of our company following the spin-off and that Mr. Fish will also retain his position with NCI. In connection with the spin-off, a number of non-employee directors, who have not yet been determined, will be elected to our board of directors prior to the spin-off. To the extent additional directors or director designees are identified prior to the distribution date, we will disclose the names of these additional directors or director designees in an amendment to this information statement or in an additional filing on Form 8-K.

Upon completion of the spin-off, our board of directors will be divided into three classes. Approximately one-third will be Class 1 directors, with terms expiring at the annual meeting of shareholders to be held in 2004, approximately one-third will be Class 2 directors with terms expiring at the annual meeting of shareholders to be held in 2005 and approximately one-third will be Class 3 directors with terms expiring at the annual meeting of shareholders to be held in 2006. Commencing with the annual meeting of shareholders to be held in 2004, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Board Committees

Our board of directors will have a nominating and corporate governance committee, an audit committee, a compliance committee, and a compensation committee, each of which will have the composition and responsibilities described below:

Nominating and Corporate Governance Committee.     The nominating and corporate governance committee will be responsible for, among other things:

•
identifying individuals who are qualified to become members of the board of directors and selecting, or recommending that the independent members of the board of directors select, the candidates for directorships and committee membership;

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•	developing and recommending to the board of directors a set of corporate governance principles applicable to our company;

•	recommending criteria for selecting new directors to the board;

•	overseeing the process for evaluating the board of directors and management; and

•
reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee, including the compliance of the nominating and corporate governance committee with its charter.

Audit Committee.     The audit committee will be responsible for, among other things: reviewing the accounting and auditing principles and procedures of our company with a view to providing for the safeguarding of our assets and the reliability of our financial records; appointing and compensating our independent accountants; approving non-audit services to be performed by our independent accountants; reviewing with the independent accountants the plans and results of the auditing engagement; and considering the independence of our accountants.

Each member of the audit committee will be financially literate and at least one member will have significant experience in accounting or finance matters and be considered a “financial expert,” and all members will be independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member.

Compliance Committee.     The principal responsibilities of the compliance committee will be among other things, to:

•	ensure that our company adopts and implements policies and procedures designed to ensure that our company complies with all applicable statutes, regulations and policies;

•	ensure that our company has a system in place to respond to federal, state, internal and external reports of quality of care issues and alleged non-compliance with applicable statutes or regulations;

•	review reports on the progress of our company’s efforts to improve the efficiency and quality of services;

•	review reports on our company’s efforts to reduce vulnerability to fraud and abuse;

•	review and reassess the adequacy of the compliance committee’s charter annually; and

•
make such other recommendations to the board of directors on such matters, within the scope of its functions, as may come to its attention and which in its discretion warrant consideration by the board of directors.

Compensation Committee.     The principal responsibilities of the compensation committee will be among other things, to:

•	discharge the responsibilities of the board of directors relating to the compensation of our officers;

•	produce an annual report on executive compensation for inclusion in our annual proxy statement, in accordance with applicable rules and regulations;

•
review and approve corporate goals and objectives relevant to the compensation of the chief executive officer and other senior officers, evaluate the performance of these officers in light of those goals and objectives and set the compensation of these officers based on the evaluation;

•	make recommendations to the board of directors with respect to benefit plans;

•	grant or recommend the grant of stock options under our stock option plan; and

•	review and evaluate, at least annually, the performance of the compensation committee and its members, including the compliance of the compensation committee with its charter.

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Compensation of Directors

We anticipate paying compensation to directors who do not receive compensation as officers or employees of us or any of our affiliates. Each such director will be paid an annual board membership fee of $25,000, $1,500 for each day during which he or she participates in a meeting of our board of directors, and $1,000 for each day during which he or she participates in a meeting of a committee of our board of directors of which he or she is a member. In addition, we plan to make an annual grant of restricted common stock to each director.

GHVI’s Chapter 11 Proceedings

Mr. Fish served on the board of directors at the time of GHVI’s emergence from bankruptcy and was subsequently appointed as chief executive officer and chairman of the board of GHVI. All of the executive officers set forth under “— Executive Officers of GHC” were employed by GHVI either prior to or during its bankruptcy proceedings.

Executive Compensation

We have not yet paid any compensation to any person expected to be an executive officer after the spin-off. The form and amount of the compensation will be paid to each of our executive officers in accordance with an employment agreement or as determined by the compensation committee of our board of directors.

Information regarding the compensation of the persons who, after the spin-off, we anticipate will serve as our chief executive officer and our four most highly compensated executive officers (collectively referred to as our “named executive officers”) is set forth below. All compensation set forth below was paid by GHVI and does not reflect the compensation to be paid to our named executive officers in the future. The services rendered to GHVI were, in some cases, in capacities not equivalent to those to be provided to us.

Summary Compensation Table

	Annual Compensation			Long Term Compensation

Name and Position with GHC	Fiscal Year	Salary ($) (1)	Bonus ($) (2)	Restricted Stock Awards ($) (3)	Securities Underlying Options/ SARs (3)	All Other Compensation (4)

George V. Hager, Jr.	2002	$398,078	$35,000	$1,524,750	75,000	$601,698
Chief Executive Officer	2001	350,000	274,875	—	—	1,700
	2000	356,637	—	—	—	2,275

James V. McKeon	2002	$230,953	$66,400	$254,125	35,000	$—
Chief Financial Officer	2001	215,961	69,600	—	—	—
	2000	198,461	—	—	—	1,788

David C. Almquist	2002	$262,954	$88,394	$254,125	35,000	$—
President, Chesapeake ElderCare	2001	240,531	27,591	—	—	—
Region	2000	236,482	—	—	—	4,407

Richard Pell, Jr.	2002	$260,382	$46,400	$304,950	50,000	$—
Senior Vice President,	2001	224,039	64,601	—	—	—
Administration	2000	199,810	—	—	—	1,807

Robert A. Reitz	2002	$289,620	$85,239	$254,125	35,000	$1,700
President, MidAtlantic	2001	252,990	30,359	—	—	1,700
ElderCare Region	2000	252,858	—	—	—	1,685

(1)	Includes compensation deferred under the GHVI 401(k) Retirement Plan, Non-Qualified Deferred Compensation Plan and other arrangements with GHVI.

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(2)
In 2002, a bankruptcy court-approved special recognition bonus was received by Messrs. McKeon, Almquist, Pell and Reitz in the amounts of $16,400, $18,394, $16,400 and $20,239, respectively. All other amounts in 2002 reflect performance bonuses.

In 2001, Mr. Hager deferred the receipt of 50% of his emergence bonus ($137,437) and 50% of his cash bonus ($11,000) into the GHVI Non-Qualified Deferred Compensation Plan.

In 2001, a bankruptcy court approved special recognition bonus was received by Messrs. McKeon, Almquist, Pell and Reitz in the amounts of $24,600, $27,591, $24,601 and $30,359, respectively. Messrs. McKeon and Pell also received performance bonuses in 2001 in the respective amounts of $45,000 and $40,000.

(3)
Restricted stock grants were authorized by GHVI’s board of directors on October 2, 2001 and vest quarterly over a five-year period beginning January 1, 2002. GHVI common stock market value as of October 2, 2001 was $20.33 per share. In fiscal 2002, the vested value of the restricted stock grants made to Messrs. Hager, McKeon, Almquist, Pell and Reitz was $246,600, $41,100, $41,100, $49,320 and $41,100, respectively, assuming the market value of GHVI’s common stock of $16.44 on September 30, 2002. In GHVI’s offer to its employees, including executive officers except for its chief executive officer, to tender all options to purchase GHVI common stock, each named executive officer tendered his outstanding options to purchase GHVI common stock in exchange for accelerated vesting of shares of restricted stock awarded to such named executive officer. The tendered options to purchase GHVI common stock were accepted by GHVI on May 13, 2003.

(4)
Includes note forgiveness as well as GHVI’s matching contribution under the GHVI 401(k) Retirement Plan and Non-Qualified Deferred Compensation Plan. Mr. Hager received $599,998 of note forgiveness and $1,700 of 401(k) matching compensation. All other amounts reflect 401(k) matching compensation.

Options Granted

We have not granted any stock options or stock appreciation rights to our named executive officers.

The following table sets forth certain information concerning stock options granted under GHVI’s 2001 Stock Option Plan during its fiscal year ended September 30, 2002 to our named executive officers:

Option/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms

Name	Number of Securities Underlying Options/SARs Granted (1)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price ($/share)	Expiration Date	5%	10%

George V. Hager, Jr.	75,000	2.96%	20.33	9/30/11	$1,315,635	$2,998,088
James V. McKeon	35,000	1.38%	20.33	9/30/11	613,963	1,399,108
David C. Almquist	35,000	1.38%	20.33	9/30/11	613,963	1,399,108
Richard Pell, Jr.	50,000	1.98%	20.33	9/30/11	877,090	1,998,725
Robert A. Reitz	35,000	1.38%	20.33	9/30/11	613,963	1,399,108

(1)	Includes compensation deferred under the GHVI 401(k) Retirement Plan, Non-Qualified Deferred Compensation Plan and other arrangements with GHVI.

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

None of our named executive officers held options to purchase GHC common stock in fiscal year ended September 30, 2002. The following table sets forth certain information concerning option exercises of GHVI’s common stock for the fiscal year ended September 30, 2002 of our named executive officers:

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Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Unexercised Securities Underlying Options/SARs Fiscal Year- End Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($) Exercisable/ Unexercisable

George V. Hager, Jr.	—	—	18,750/56,250	0.00/0.00
James V. McKeon	—	—	6,563/28,437	0.00/0.00
David C. Almquist	—	—	6,563/28,437	0.00/0.00
Richard Pell, Jr.	—	—	12,500/37,500	0.00/0.00
Robert A. Reitz	—	—	6,563/28,437	0.00/0.00

(1)
The GHVI stock price at close of business on September 30, 2002 was $16.44. In GHVI’s offer to its employees, including executive officers except for its chief executive officer, to tender all options to purchase GHVI common stock, each named executive officer tendered his outstanding options to purchase GHVI common stock in exchange for accelerated vesting of shares of restricted stock awarded to such named executive officer. The tendered options to purchase GHVI common stock were accepted by GHVI on May 13, 2003.

Employment Agreements

We expect to enter into employment agreements with each of our named executive officers prior to the completion of the spin-off.

Benefit Plans

The following summarizes the material provisions of the GHVI employee benefits plans pursuant to which our named executives received benefits and the plans we intend to adopt prior to the spin-off. The terms of these plans we intend to adopt have not been finalized and are being reviewed by GHVI and us.

Stock Option Plan

GHVI has a stock option plan that provides for the grant of incentive stock options (as defined in Section 422 of the Internal Revenue Code) and non-qualified stock options for officers, key employees and non-employee directors. Employees and non-employee directors are eligible to receive awards under the stock option plan, but only employees may receive incentive stock options.

We expect to establish a similar stock option plan effective upon the completion of the spin-off. A total of                million shares of GHC common stock will be reserved for issuance under our stock option plan. Additionally, no more than                shares may be awarded under the stock option plan to any individual in any given calendar year.

Once established, the compensation committee of our board of directors will generally administer the stock option plan. The compensation committee will select the participants who will receive awards and determine the terms and conditions of such awards, including the number of shares subject to the award, the exercise or purchase price, and the vesting and/or exercisability of the award. Stock options will be generally subject to vesting, which means the optionee earns the right to exercise an increasing number of the shares underlying the option over a specific period of time only if he or she continues to provide services to our company over that period. Incentive stock options granted under the stock option plan must have a per share exercise price of at least 100% of the fair market value of GHC common stock on the date of grant, and not less than 110% of the fair market value in the case of incentive stock options granted to an employee who holds more than 10% of the total voting power of all classes of our stock or any parent or subsidiary’s stock. Payment of the exercise price or purchase price with respect to any award may be made in cash or other consideration as determined by the compensation committee.

Our board of directors will administer the stock option plan with respect to awards granted to our non-employee directors.

On April 1, 2003, GHVI commenced an offer to its employees, including executive officers except for its chief executive officer, to tender all options to purchase shares of GHVI common stock, par value $.02 per share, outstanding under the GHVI stock option plan, for the following consideration: (a) for those holders of

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options who have received awards of more than 2,000 restricted shares of common stock under the GHVI stock incentive plan, the acceleration of vesting of all such restricted shares plus a cash payment of $2.50 per share underlying the option for options having an exercise price below $20.00 per share, and (b) with respect to those holders of options who have not received awards of more than 2,000 restricted shares, (i) for those options having an exercise price of at least $20.00 per share, a cash payment of $2.00 per share underlying the option, and (ii) for those options having an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the option. The offer expired on May 12, 2003. GHVI accepted for exchange and cancellation options to purchase 1,724,000 shares of GHVI common stock, which represented all of the eligible outstanding options properly tendered for exchange by eligible option holders. All eligible options held by our employees were tendered in the offer, with the exception of options to purchase 60,000 shares.

Deferred Compensation Plan

GHVI has a non-qualified deferred compensation plan for all highly compensated employees, as such term is defined in the Internal Revenue Code which allows these individuals to defer receipt of compensation and supplement retirement savings under our retirement plan. The deferred compensation plan allows eligible employees to defer compensation up to a certain minimum and maximum level in a calendar year and to receive distribution of the deferred compensation at a future date.

We expect to adopt a similar deferred compensation plan effective upon completion of the spin-off. Employees are expected to be able to elect to transfer their accounts under the GHVI deferred compensation plan to our deferred compensation plan after the spin-off.

We expect that the executive deferred compensation plan will be administered by a trustee to be appointed by the compensation committee.

Incentive Compensation Program

GHVI has an incentive compensation program for management-level employees. The goal of the incentive compensation program is to reward management-level employees for their contributions to individual and corporate objectives. The incentive compensation program provides for a bonus equal to a percentage of a participant’s year-end base salary. The bonus varies depending upon the attainment of certain individual and corporate objectives.

We expect to adopt a similar incentive compensation program effective upon completion of the spin-off.

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SECURITY OWNERSHIP OF OUR STOCK

Prior to the spin-off, all of the outstanding shares of GHC common stock have been and will be owned beneficially and of record by GHVI. To the extent our directors and executive officers own or will own GHVI common stock prior to the spin-off, they will receive shares of GHC common stock in the spin-off on the same basis as other holders of GHVI common stock. The following table sets forth information with respect to the beneficial ownership of the outstanding common stock of GHVI by:

•	each person who is known by us to be the beneficial owner of 5% or more of GHVI common stock;

•	each of our directors and our named executive officers; and

•	all of our directors, and executive officers as a group.

The share amounts in the table below reflect the ownership of GHVI common stock by each person or entity based on that person’s or entity’s ownership of GHVI common stock on June 30, 2003. We believe that the percentage of GHVI common stock beneficially owned by each person or entity listed in the table reflects the percentage of GHC common stock that would be beneficially owned by each listed person and entity on June 30, 2003, assuming the spin-off occurred on that date. Ownership of GHVI common stock was determined by a review of GHVI’s records and statements filed with the Securities and Exchange Commission pursuant to Sections 13(d) or 13(g) of the Exchange Act. Percentage ownership is calculated based on the 39,736,292 shares of GHVI common stock outstanding on June 30, 2003. Except as set forth in the table below, upon completion of the spin-off, we do not expect any person to own more than five percent of our outstanding common stock.

Except as otherwise noted in the footnotes below, the entity, individual director or executive officer or their family members or principal shareholder has sole voting and investment power with respect to such securities. All addresses for the executive officers and directors are c/o Genesis HealthCare Corporation, 101 East State Street, Kennett Square, Pennsylvania 19348.

	Shares of GHVI Common Stock Beneficially Owned (1)	Percent of GHVI Common Stock Beneficially Owned (1)

Goldman, Sachs Group
85 Broad Street
New York, NY 10004 (2)	4,406,766	10.98%

Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, TX 75240 (3)	3,000,191	7.52%

Angelo, Gordon & Co., L.P.
245 Park Avenue
New York, NY 10167 (4)	1,862,107	4.67%

Robert H. Fish (5)	177,500	*

David C. Almquist	—	*

George V. Hager, Jr.	—	*

James V. McKeon	—	*

Richard Pell, Jr.	—	*

Robert A. Reitz	—	*

All executive officers and directors as a group (13 persons) (6)	195,200	*

*	Less than one percent.

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(1)
Includes the number of shares of GHVI common stock into which GHVI Series A convertible preferred stock is convertible as of June 30, 2003. Each share of GHVI Series A convertible preferred stock is convertible into the number of shares of GHVI common stock which results from dividing (x) the liquidation preference per share of $100 plus all accrued and unpaid dividends by (y) the conversion price per share of $20.33 subject to adjustment, provided that, upon any conversion of shares of GHVI Series A convertible preferred stock, GHVI will have the right to pay to the converting holder in cash the accrued and unpaid dividends on the shares of GHVI Series A convertible preferred stock to be converted.

(2)
Goldman, Sachs & Co. is a wholly-owned subsidiary of Goldman, Sachs Group. Goldman, Sachs & Co.’s direct beneficial ownership consists of (a) 4,026,099 shares of GHVI common stock and (b) 71,799 shares of GHVI Series A convertible preferred stock immediately convertible (representing 17.02% of the outstanding shares of GHVI Series A Preferred) which are convertible into 353,167 shares of GHVI common stock. Joseph A. LaNasa III, a managing director of Goldman, Sachs & Co., is a member of GHVI board of directors and was granted 27,500 options to purchase GHVI common stock, which are exercisable within 60 days of June 30, 2003. Mr. LaNasa has an understanding with Goldman, Sachs Group pursuant to which he holds the options for the benefit of the Goldman, Sachs Group. This is based in part upon a Schedule 13D filed with the SEC on October 22, 2001.

(3)
Includes 1,452,434 shares of GHVI common stock beneficially and directly owned by Highland Capital Management, L.P (“Highland Capital”); 82,213 shares of GHVI common stock underlying 16,714 shares of GHVI Series A convertible preferred stock immediately convertible and beneficially and directly owned by Highland Capital; 27,500 stock options to purchase GHVI common stock, which are exercisable within 60 days of June 30, 2003, granted under GHVI 2001 Stock Option Plan to James D. Dondero (Mr. Dondero has an understanding with Highland Capital pursuant to which he holds the options for the benefit of Highland Capital); 993,848 shares of GHVI common stock beneficially and directly owned by Highland Crusader Offshore Partners, L.P. (“Crusader”); 51,328 shares of GHVI common stock underlying 10,435 shares of GHVI Series A convertible preferred stock immediately convertible and beneficially and directly owned by Crusader; 239,774 shares of GHVI common stock beneficially and directly owned by Prospect Street High Income Portfolio Inc (“Prospect”); 13,694 shares of GHVI common stock underlying 2,784 shares of GHVI Series A convertible preferred stock immediately convertible and beneficially and directly owned by Prospect; 41,100 shares of GHVI common stock owned by PCMG Trading Partners XXIII L.P. (“PCMG”); and 98,300 shares owned by Mr. Dondero. Highland Capital beneficially owns 29,933 shares of GHVI Series A convertible preferred stock representing 7.10% of the outstanding shares of GHVI Series A convertible preferred stock. Mr. Dondero disclaims beneficial ownership of 2,899,391 shares of GHVI common stock. This is based upon a Schedule 13D/A filed with the SEC on April 8, 2002, on behalf of a group consisting of Highland Capital, Crusader, Prospect, PCMG and Mr. Dondero. The general partner of Crusader is Highland Capital. Highland Capital, as a registered investment advisor, is the investment advisor for Prospect. The general partner of Highland Capital is Strand Advisors, Inc., a Delaware corporation (“Strand”). The general partner of PCMG is Strand Advisors III, Inc., a Delaware corporation (“Strand III”). Mr. Dondero is the president of Highland, Prospect, Strand, and Strand III, and a director of GHVI.

(4)
Includes 570 shares of GHVI common stock owned by Angelo, Gordon & Co., L.P. and 1,741,351 shares of GHVI common stock held for the account of fifteen private investment funds for which Angelo, Gordon & Co., L.P. acts as a General Manager and/or Investment Adviser, 34 shares issuable upon the conversion of the GHVI Series A convertible preferred stock held for the account of Angelo, Gordon & Co., L.P., and 120,152 shares issuable upon the conversion of the GHVI Series A convertible preferred stock held for the account of sixteen private investment funds for which Angelo, Gordon acts as general manager and/or investment advisor. This is based upon a Schedule 13G filed with the SEC on April 8, 2003.

(5)	Includes 177,500 shares of GHVI common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2003.

(6)	Includes 177,500 shares of GHVI common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2003.

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DESCRIPTION OF CAPITAL STOCK

Our articles of incorporation will provide that our authorized capital stock consists of              shares of common stock, $.01 par value, and                 shares of preferred stock, $.01 par value. All shares of GHC common stock are, and GHC common stock distributed in the spin- off will be, when issued, fully paid and non-assessable.

Common Stock

Subject to the rights specifically granted to holders of any then outstanding shares of our preferred stock, our common shareholders are entitled to vote together as a class on all matters submitted to a vote of our shareholders and are entitled to any distributions that may be declared by our board of directors. Our common shareholders do not have cumulative voting rights or preemptive rights. Upon our dissolution or liquidation, holders of GHC common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. The issued and outstanding shares of GHC common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of GHC common stock are, and the shares of common stock to be issued in the spin-off will be, fully paid and nonassessable. The rights, preferences and privileges of holders of GHC common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our board of directors may from time to time authorize the issuance of one or more classes or series of preferred stock without shareholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares of preferred stock, establish the number of shares of preferred stock, change the number of shares of preferred stock constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including distribution rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our shareholders.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of such preferred stock may adversely affect the rights of our common shareholders by, among other things:

•	restricting the payment of distributions on GHC common stock;

•	diluting the voting power of GHC common stock;

•	impairing the liquidation rights of GHC common stock;

•	delaying or preventing a change in control without further action by the shareholders; or

•	decreasing the market price of GHC common stock.

Options

We expect to establish a stock option plan effective upon the completion of the spin-off with                million shares of GHV common stock reserved for issuance.

Effects of Authorized But Unissued Stock

Upon completion of the spin-off there will be                authorized shares of GHC common stock,                 of which will be unissued and unreserved for specific purposes, and shares of preferred stock authorized and available for our future issuance without shareholder approval. Of the shares of GHC common stock available for future issuance,                 shares have been reserved for issuance upon exercise of stock options to be granted pursuant to our stock option plan.

Shares of common stock and preferred stock available for future issuance may be utilized for a variety of corporate purposes, including facilitating acquisitions or public offerings to raise additional capital. We do

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not currently have any plans to issue additional shares of GHC common stock or preferred stock, other than shares of GHC common stock reserved for issuance under our stock option plan.

Anti-Takeover Considerations and Special Provisions of the Articles of Incorporation, Bylaws and Pennsylvania Law

Pennsylvania Anti-Takeover Provisions. We are governed by Pennsylvania corporation law which provides that the board of directors of a corporation in discharging its duties, including its response to a potential merger or takeover, may consider the effect of any action upon employees, shareholders, suppliers, patients, customers and creditors of the corporation as well as upon communities in which offices or other establishments of the corporation are located and all other pertinent factors.

The overall effect of this may be to deter a future tender offer or other offers to acquire us or our shares. Shareholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of the common stock at that time. In addition, these provisions may have the effect of assisting our management to retain its position and place it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.

Articles of Incorporation and Bylaws. A number of provisions of our articles of incorporation and bylaws will concern matters of corporate governance and the rights of our shareholders. Provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some shareholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by shareholders, even if such removal or assumption would be beneficial to our shareholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of shareholders, and could potentially depress the market price of GHC common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our shareholders.

Classified Board of Directors. Our articles of incorporation provide that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies, or the whole board, but shall not be less than three. Our directors, other than those who may be elected by the holders of any class or series of our preferred stock having the right under a preferred stock designation to elect additional directors under specified circumstances, will be classified into three classes, as nearly equal in number as possible, one class originally to be elected for a term expiring at the annual meeting of shareholders to be held in 2004, another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 2005 and another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 2006, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2004 annual meeting of shareholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, with each director to hold office until such person’s successor is duly elected and qualified.

Our articles of incorporation will provide that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the shareholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Shareholder Action by Written Consent; Special Meetings. Shareholders must effect any action required or permitted to be taken at a duly called annual or special meeting of shareholders and that those actions may not be effected by any consent in writing by the shareholders. Our articles of incorporation and bylaws provide that, except as otherwise required by law or by any preferred stock designation, special meetings of shareholders may be called only by a majority of the whole board or by our chairman. No business other than that stated in the notice of meeting may be transacted at any special meeting. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board of directors.

Advance Notice Procedures. Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of shareholders. These shareholder notice procedures provide that only persons who are nominated by our board of directors, or by a shareholder who was a shareholder of record at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These shareholder notice procedures will also provide that at an annual meeting only the business as has been brought before the meeting by our board of directors, or by a shareholder who has given timely written notice to our secretary of the shareholder’s intention to bring the business before the meeting, may be conducted. Under these shareholder notice procedures, for notice of shareholder nominations to be made at an annual meeting to be timely, the notice must be received by our secretary not later than the close of business on the 60th calendar day nor earlier than the close of business on the 90th calendar day before the first anniversary of the preceding year’s annual meeting, except that, if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 90th calendar day before the annual meeting and not later than the close of business on the later of the 60th calendar day before the annual meeting or the tenth calendar day following the day on which public announcement of a meeting date is first made by us.

Nevertheless, if the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 70 calendar days before the first anniversary of the preceding year’s annual meeting, a shareholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it shall be delivered not later than the close of business on the tenth calendar day following the day on which the public announcement is first made by us.

In addition, under these shareholder notice procedures, a shareholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain some specified information.

Article and Bylaw Amendments. Our articles of incorporation will provide that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend or repeal provisions of our articles of incorporation relating to shareholder action; the number, election and tenure of directors; the nomination of director candidates and the proposal of business by shareholders; the filling of vacancies; and the removal of directors. Our articles of incorporation will provide that bylaws related to such charter provisions may be amended or repealed only by the affirmative vote of a majority of the whole board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. Except for such provisions, our bylaws generally may be amended by affirmative vote of a majority of our whole board or by affirmative vote of holders of at least two-thirds of the voting power of the stock issued and outstanding and entitled to vote.

Rights Agreement

Our board of directors will adopt a rights agreement on or before the completion of the spin-off. Under the rights agreement, we expect to issue one preferred share purchase right for each outstanding share of our common stock. Each right will entitle the registered holder to purchase from us one one-hundredth of a share of our Series A junior participating preferred stock, par value $.01 per share, at a price of $      , subject to adjustment in some circumstances. The description and terms of the rights is set forth in a rights agreement

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between us and the designated rights agent. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the form of the rights agreement, which is filed as an exhibit to the registration statement of which this document is a part.

The rights will be evidenced by the certificates representing our common stock and will not be exercisable until the earlier to occur of:

•
ten days following a public announcement that a person or group of affiliated or associated persons has become an “acquiring person” by obtaining beneficial ownership of at least 15% or more of the outstanding shares of our common stock; or

•
ten business days (or a later date determined by our board of directors) after a person or group commences a tender offer or exchange offer the completion of which would result in that person or group becoming an acquiring person.

We refer to the date when the rights become exercisable as the “distribution date.” We expect the rights agreement to provide that, until the distribution date or earlier redemption or expiration of the rights, the rights will be transferred with and only with our common stock. Until the distribution date or earlier redemption or expiration of the rights, our common stock certificates will contain a notation incorporating the rights agreement by reference. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and the separate right certificates alone will evidence the rights.

The rights will not be exercisable until the distribution date. The rights will expire on the tenth anniversary of the rights agreement, unless the final expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case, as summarized below.

In the event that any person or group of affiliated or associated persons becomes an acquiring person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will thereafter be void, will later have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right. If we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group of affiliated or associated persons becomes an acquiring person, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the exercise price of the right.

At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding common stock and before the acquisition by the person or group of 50% or more of our outstanding common stock, our board of directors may exchange the rights, other than rights owned by the person or group which, have become void, in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of one of our junior preferred shares, or of a share of a class or series of preferred stock having equivalent rights, preferences and privileges, per right subject to adjustment.

At any time before the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right, as adjusted. The redemption of the rights may be made effective at such time on such basis and with such conditions as our board of directors, in its sole discretion, may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right that the holders of the rights will be eligible to receive will be the redemption price.

The terms of the rights may be amended by our board of directors without the consent of the holders of the rights; provided, however, that, our board may not reduce the threshold at which a person or group becomes an acquiring person to below 10% of our outstanding common stock, and from and after such time as any person or group of affiliated or associated persons becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights.

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Until a right is exercised, the holder of that right, as a holder, will have no additional rights as our shareholder solely by virtue of holding that right, including, without limitation, the right to vote or to receive dividends.

The number of outstanding rights and the number of one one-hundredths of our junior preferred shares issuable upon exercise of each right also will be subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any case, before the distribution date.

The purchase price payable, and the number of our junior preferred shares or other securities or property issuable, upon exercise of the rights will be subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, our junior preferred shares;

•
upon the grant to holders of our junior preferred shares of some rights or warrants to subscribe for or purchase our junior preferred shares at a price, or securities convertible into our junior preferred shares with a conversion price, less than the then-current market price of our junior preferred shares; or

•
upon the distribution to holders of our junior preferred shares of evidences of indebtedness or assets excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in our junior preferred shares or of subscription rights or warrants other than those referred to above.

With some exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional junior preferred shares will be issued, other than fractions that are integral multiples of one one-hundredth of one of our junior preferred shares, which may, at our election, be evidenced by depositary receipts and instead, an adjustment in cash will be made based on the market price of our junior preferred shares on the last trading day before the date of exercise.

Our junior preferred shares purchasable upon exercise of the rights will not be redeemable. Each of our junior preferred shares will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of our junior preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each of our junior preferred shares will have 100 votes voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each one of our junior preferred shares will be entitled to receive 100 times the amount received per one share of common stock. These rights are protected by customary anti-dilution provisions.

Due to the nature of our junior preferred shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in one of our junior preferred shares purchasable upon exercise of each right should approximate the value of one share of common stock.

The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group of persons that attempts to acquire us on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board before the time that a person or group has acquired beneficial ownership of 15% percent or more of the common stock since the rights may be redeemed by us at the redemption price until such time.

Listing on Nasdaq National Market System

We have applied for listing of GHC common stock on the Nasdaq National Market System under the symbol “               .” While we believe that GHC common stock will be acceptable to Nasdaq for listing, there can be no assurance that Nasdaq will accept GHC common stock.

Registrar and Transfer Agent

The registrar and transfer agent for GHC common stock is               .

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the former GHVI Senior Executive Officer Ownership Plan, GHVI had a loan outstanding to Mr. Hager in the principal amount of $599,998 at October 2, 2002. On February 23, 2001, the U.S. Bankruptcy Court ordered that the outstanding loan be forgiven on the first anniversary of GHVI’s emergence from bankruptcy. Therefore, on October 2, 2002, Mr. Hager’s loan was forgiven.

Following the spin-off, we will have a continuing relationship with NCI as a result of the agreements we are entering into in connection with the spin-off, including the separation and distribution agreement, the transition services agreement, the group purchasing agreement, the employee benefits agreement, the tax sharing agreement and the pharmacy services agreement. We believe the charges for services under the transition services agreement, the group purchasing agreement and the pharmacy services agreement will be no less favorable to us than those we could have obtained by negotiating these agreements with an independent third-party. For a detailed discussion of each of these agreements, please see “Relationship with NCI.”

Some of our officers and directors will own shares of NCI common stock and options to acquire additional shares of NCI common stock. Additionally, Mr. Fish is an employee and director of NCI, and will continue to be employed by and a director of NCI. Ownership of NCI common stock, including options to acquire NCI common stock, or employment by NCI, could create or appear to create conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for NCI and us. See “Management” and “Security Ownership of Our Stock.”

INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Pennsylvania corporation law, our bylaws will provide that a director will not be personally liable for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under Pennsylvania corporation law, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of our bylaws, however, will not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law.

Our bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by law against expenses reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding to which they are or were a party, or are threatened to be made a party, by reason of being or having been our director or officer, or serving or having served any other business enterprise or trust as a director, officer, employee, general partner, agent or fiduciary at our request. Our bylaws will also permit us to indemnify any person in any situation not covered by our bylaws to the extent permitted by applicable law. However, under our bylaws, no indemnification will be provided to any of our directors or officers (i) for liabilities arising under Section 16(b) of the Exchange Act; (ii) if a final unappealable judgment or award establishes that such director or officer engaged in self-dealing, willful misconduct or recklessness; (iii) for expenses or liabilities which have been paid directly to such person by an insurance carrier; and (iv) for amounts paid in settlement of any action, suit, or proceeding without our written consent. We intend to obtain directors’ and officers’ insurance for our directors, officers and some employees for specified liabilities.

The limitation of liability and indemnification provisions in our bylaws may discourage shareholders from bringing a lawsuit against officers and directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

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WHERE YOU CAN FIND MORE INFORMATION

Following the separation, we will be required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, and will file annual, quarterly and other reports with the Securities and Exchange Commission, or SEC. We will also be subject to the proxy solicitation requirements of the Exchange Act. We will make available free of charge on www.               .com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We have filed a registration statement on Form 10 under the Exchange Act with the SEC to register the shares of GHC common stock to be issued on the separation date. This information statement does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, as some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and GHC common stock, we refer you to the registration statement on Form 10. Statements contained in this information statement as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of each contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC’s website (http:// www.sec.gov). In addition, you may request a copy of these filings (excluding exhibits) at no cost by writing or telephoning us at the following address or telephone number:

Genesis HealthCare Corporation
101 East State Street
Kennett Square, Pennsylvania 19348
Attention: Investor Relations
Telephone: (610) 925-2000

We maintain an Internet site at http://www.               .com. Our website and the information contained on that site, or connected to that site, is not incorporated into this information statement or the registration statement on Form 10.

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Independent Auditors’ Report

The Board of Directors and Shareholders
Genesis HealthCare Corporation

We have audited the accompanying combined balance sheets of Genesis HealthCare Corporation (the Company) as of September 30, 2002 and 2001 and the related combined statements of operations, owner’s equity and cash flows for each of the years in the three year period ended September 30, 2002. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in note 2 to the combined financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 145 with regard to accounting for extinguishment of debt effective October 1, 2002.

As described in note 4 to the combined financial statements, on October 2, 2001 the Company consummated a Joint Plan of Reorganization (the “Plan”) which had been confirmed by the United States Bankruptcy Court. The Plan resulted in a change in ownership of the Company and, accordingly, effective September 30, 2001 the Company accounted for the change in ownership through “fresh-start” reporting. As a result, the combined information prior to September 30, 2001 is presented on a different cost basis than that as of and subsequent to September 30, 2001 and, therefore, is not comparable.

As discussed in note 2 to the combined financial statements, the Company changed its method of accounting for the costs of start-up activities effective October 1, 1999.

/s/ KPMG LLP

Philadelphia, Pennsylvania
May 30, 2003

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Genesis HealthCare Corporation
Combined Balance Sheets
September 30, 2002 and 2001

	Successor Company

(in thousands)	September 30, 2002	September 30, 2001

Assets
Current assets:
Cash and equivalents, primarily restricted	$7,420	$4,599
Restricted investments in marketable securities	15,074	12,932
Accounts receivable, net of allowance for doubtful accounts
of $36,566 in 2002 and $62,445 in 2001	200,158	203,996
Prepaid expenses and other current assets	32,405	30,527
Assets held for sale	28,634	—

Total current assets	283,691	252,054

Property and equipment	766,651	788,997
Accumulated depreciation	(38,204)	(3,343)

	728,447	785,654
Restricted investments in marketable securities	71,073	38,693
Assets held for sale	17,500	—
Other long-term assets	53,769	49,641
Indentifiable intangible assets	—	10,799

Total assets	$1,154,480	$1,136,841

Liabilities and Owner’s Equity
Current liabilities:
Current installments of long-term debt	$45,566	$33,818
Accounts payable	38,117	39,165
Accrued expenses	30,189	46,115
Accrued compensation	73,453	71,080
Accrued interest	2,819	7,346
Current portion of self-insurance liability reserves	15,074	12,932

Total current liabilities	205,218	210,456

Long-term debt	280,910	294,339
Self-insurance liability reserves	42,019	26,834
Other long-term liabilities	23,569	33,065
Owner’s equity:
GHVI’s equity in GHC	601,925	571,955
Accumulated other comprehensive income	839	192

Total owner’s equity	602,764	572,147

Total liabilities and owner’s equity	$1,154,480	$1,136,841

See accompanying Notes to Combined Financial Statements

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Genesis HealthCare
Corporation Combined Statements of Operations
For the Years Ended September 30, 2002, 2001 and 2000

	Successor Company	Predecessor Company

	Year ended September 30,	Years ended September 30,
(in thousands)	2002	2001	2000

Net revenues	$1,362,166	$1,291,163	$1,262,084
Operating expenses:
Salaries, wages and benefits	801,624	767,748	760,376
Other operating expenses	322,877	380,762	1,020,358
General and administrative costs	83,480	76,109	68,888
Depreciation and amortization expense	37,288	66,209	74,016
Lease expense	26,594	30,250	33,456
Interest expense (contractually was $178 million in 2001, and $204 million in 2000)	17,128	98,602	180,899

Income (loss) before debt restructuring and reorganization
costs, income tax expense, equity in net income (loss) of
unconsolidated affiliates and minority interests	73,175	(128,517)	(875,909)
Debt restructuring and reorganization costs and net gain on debt discharge	3,175	(264,609)	50,145

Income (loss) before income tax expense, equity in net
income (loss) of unconsolidated affiliates and
minority interests	70,000	136,092	(926,054)
Income tax expense	27,300	—	—

Income (loss) before equity in net income (loss) of
unconsolidated affiliates and minority interests	42,700	136,092	(926,054)
Equity in net income (loss) of unconsolidated affiliates	1,196	(10,228)	(2,505)
Minority interests	(242)	21,207	133,806

Income (loss) from continuing operations	43,654	147,071	(794,753)
Loss from discontinued operations, net of taxes	(6,103)	(33,217)	(39,555)
Cumulative change in accounting principle	—	—	(10,412)

Net income (loss)	$37,551	$113,854	$(844,720)

See accompanying Notes to Combined Financial Statements

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Genesis HealthCare Corporation
Combined Statements of Cash Flows
For the Years Ended September 30, 2002, 2001 and 2000

	Successor Company	Predecessor Company

	Year ended September 30,	Years ended September 30,
(in thousands)	2002	2001	2000

Cash flows from operating activities:
Net income (loss)	$37,551	$113,854	$(844,720)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Items that did not use (provide) cash:
Gain on discharge of debt	—	(1,011,345)	—
Cumulative effect of accounting changes, net of taxes	—	—	10,412
Debt restructuring and reorganization costs	3,175	776,889	50,145
Loss on impairment of assets and other charges	6,364	75,853	747,580
Depreciation and amortization	37,288	66,209	74,016
Provision for losses on accounts receivable	21,483	27,780	27,991
Equity in net (income) loss of unconsolidated
affiliates and minority interests	(954)	(10,979)	(131,301)
Loss on sale of assets	—	—	7,922
Provision for deferred taxes	27,300	—	—
Amortization of deferred gains and net unfavorable leases	(5,575)	(6,929)	(5,962)
Working capital changes that provided (used) cash:
Accounts receivable	(17,645)	(33,714)	5,139
Accounts payable and other accrued liabilities	29,124	40,629	16,529
Other	(1,878)	(3,906)	23,734

Total adjustments	98,682	(79,513)	826,205

Net cash provided by (used in) operations before
debt restructuring and reorganization costs	136,233	34,341	(18,515)

Cash paid for debt restructuring and reorganization costs	(30,926)	(27,051)	(9,816)

Net cash provided by (used in) operating activities	105,307	7,290	(28,331)

Cash flows from investing activities:
Capital expenditures	(34,887)	(34,779)	(41,175)
Purchase of restricted marketable securities	(86,077)	(55,057)	(39,614)
Proceeds on maturity or sale of restricted marketable securities	52,202	33,311	34,954
Purchase of eldercare centers	(10,453)	—	—
Proceeds from sale of eldercare centers	2,955	7,010	33,000

Net cash used in investing activities	(76,260)	(49,515)	(12,835)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	38,000	—	—
Repayment of long-term debt	(39,681)	—	—
Net transactions with GHVI	(24,545)	41,526	42,927

Net cash (used in) provided by financing activities	(26,226)	41,526	42,927

Net increase (decrease) in cash and equivalents	2,821	(699)	1,761
Cash and equivalents:
Beginning of period	4,599	5,298	3,537

End of period	$7,420	$4,599	$5,298

Supplemental disclosure of cash flow information:
Interest paid	$27,568	$60,091	$161,831
Taxes paid	$—	$—	$—

See accompanying Notes to Combined Financial Statements

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Genesis HealthCare Corporation
Combined Statements of Owner’s Equity (Deficit)
For the Years Ended September 30, 2002, 2001 and 2000

(in thousands)	GHVI’s equity (deficit) in GHC	Accumulated other comprehensive income (loss)	Total owner’s equity (deficit)	Total comprehensive income (loss)

(Predecessor Company)
Balance at September 30, 1999	$(91,106)	$(428)	$(91,534)

Comprehensive loss
Net loss	(844,720)		(844,720)	$(844,720)
Net unrealized loss on marketable securities		(1,361)	(1,361)	(1,361)

Total comprehensive loss				$(846,081)

Advances from GHVI, net of distributions	449,327		449,327

(Predecessor Company)
Balance at September 30, 2000	(486,499)	(1,789)	(488,288)

Comprehensive income
Net income	113,854		113,854	$113,854
Net unrealized gain on marketable securities		1,981	1,981	1,981

Total comprehensive income				$115,835

Advances from GHVI, net of distributions	944,600		944,600

(Successor Company)
Balance at September 30, 2001	571,955	192	572,147

Comprehensive income
Net income	37,551		37,551	$37,551
Net unrealized gain on marketable securities		647	647	647

Total comprehensive income				$38,198

Distributions to GHVI, net of advances	(7,581)		(7,581)

(Successor Company)
Balance at September 30, 2002	$601,925	$839	$602,764

See accompanying Notes to Combined Financial Statements

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Genesis HealthCare Corporation
Notes to Combined Financial Statements

(1)     Basis of Presentation

General

The accompanying combined financial statements have been prepared on a basis which reflects the historical financial statements of Genesis HealthCare Corporation (GHC or the Company) assuming that the operations of Genesis Health Ventures, Inc. (GHVI) expected to be contributed to GHC prior to the spin-off of GHC to GHVI’s shareholders (the spin-off) were organized as a separate legal entity, owning certain net assets of GHVI. All future references to “NCI” in these combined financial statements mean GHVI’s pharmacy services operation, which will be the only significant remaining business operated by GHVI after the spin-off. Generally, only those assets and liabilities of the ongoing GHC business expected to be transferred to GHC prior to the spin-off were included in the combined balance sheets.

Historically, GHVI provided certain general and administrative services to GHC, including finance, legal, treasury, information systems and human resources. The cost for these services was allocated to GHC based upon various allocation percentages dependent upon the type of service provided. For instance, certain costs were allocated based upon GHC’s proportionate share of revenue, labor related costs or other operating expenses; as well as other methods which management believes to be reasonable. These cost allocations were $47.1 million, $42.4 million and $38.4 million in fiscal 2002, 2001 and 2000, respectively. As a result of the spin-off, GHC will be required to perform these general and administrative services using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public company. Management believes GHC may incur incremental costs associated with being an independent public company and the loss of synergies and benefits of economies of scale that existed while a part of GHVI, but does not believe such incremental costs will be material. GHC and NCI will agree contractually to continue certain transitional arrangements and practices for a limited time after the spin-off. In addition, GHC and NCI will agree to certain mutually beneficial commercial arrangements intended to reflect terms similar to those that would be agreed to by parties bargaining at arm’s-length.

Certain assets and liabilities related to GHC have been managed and controlled by GHVI on a centralized basis. Such assets and liabilities have been allocated to GHC in the manner described in the preceding paragraph for allocating general and administrative service costs.

Prior to the spin-off, substantially all of our cash accounts are linked to GHVI’s centralized cash management system. Accordingly, substantially all cash generated from or used in GHC’s operations has been transferred to and from GHVI. For instance, GHVI funds nearly all routine and capital cash disbursements on behalf of GHC. Likewise, on a daily basis, GHC transfers its cash receipts directly to the concentrated bank account of GHVI. The net effect of these cash transfers has been reflected in the “GHVI’s Equity in GHC” account as shown in the equity section of the combined balance sheets. The net transactions with GHVI as reflected in our combined statements of cash flows represent cash activities between GHVI and GHC as previously described. The advances and distributions to and from GHVI as reflected in the combined statements of owner’s equity (deficit) include the cash activities as reflected in the combined statements of cash flows as well as certain non-cash adjustments to GHVI’s equity in GHC. Such non-cash adjustments to GHVI’s equity in GHC principally relate to the distribution of GHVI common and preferred stock in connection with transactions that are directly attributable to GHC subsidiaries. The financing activities between GHVI and GHC have been in the form of equity capital advances and there are no formal repayment or interest arrangements, nor any expectation of any such arrangements in the future. The average balance of GHVI’s equity (deficit) in GHC for the years ended September 30, 2002, 2001 and 2000 were $586.9 million, $42.7 million and $(288.8) million, respectively.

Cash and equivalents not specifically owned by legal entities which comprise GHC were not allocated to GHC in the historical combined financial statements.

The allocation methodology followed in preparing the combined financial statements may not necessarily reflect the results of operations, cash flows or financial position of GHC in the future, or what the results of

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operations, cash flows or financial position would have been had GHC been a separate stand-alone public entity.

The accompanying combined financial statements include the accounts of the Successor Company of GHC and its subsidiaries as of September 30, 2002 and 2001 and for the year ended September 30, 2002, and the Predecessor Company of GHC and its subsidiaries for the two years ended September 30, 2001 as well as affiliated entities of GHVI which are expected to be contributed to GHC in connection with the spin-off. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in unconsolidated affiliated companies, owned 20% to 50% inclusive, are stated at cost of acquisition plus the Company’s equity in undistributed net income (loss) since acquisition. The equity in net income (loss) of these companies is reflected as a component of net income or loss in the combined statements of operations.

In accordance with the Company’s plan of reorganization (see note 3 — “Reorganization”), The Multicare Companies, Inc. (“Multicare”) became a wholly-owned subsidiary of GHVI on October 2, 2001. For purposes of these combined financial statements, the operations of Multicare are attributed to GHC. Under fresh-start reporting, GHC consolidated its 100% interest in Multicare as of September 30, 2001. GHC previously owned 43.6% of Multicare. Following a restructuring transaction effective October 1, 1999, GHC gained managerial, operational and financial control of Multicare, and consequently consolidated the results of Multicare, with a 56.4% minority interest. (See note 6 — “Significant Transactions and Events”)

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the combined financial statements for the periods presented include all necessary adjustments for a fair presentation of the financial position and results of operations for the periods presented.

Factors Affecting Comparability of Financial Information

As a consequence of the implementation of fresh-start reporting effective September 30, 2001 (see note 3 — “Reorganization”), the financial information presented in the combined statements of operations and cash flows for the year ended September 30, 2002 are generally not comparable to the financial results for the corresponding periods in the previous two years. To highlight the lack of comparability, a solid vertical line separates the pre-emergence financial information from the post-emergence financial information in the accompanying combined financial statements and the notes thereto. Any financial information herein labeled “Predecessor Company” refers to periods prior to the adoption of fresh-start reporting, while those labeled “Successor Company” refer to periods following GHC’s adoption of fresh-start reporting.

The lack of comparability in the accompanying combined financial statements is most apparent in GHC’s capital costs (lease, interest, depreciation and amortization), as well as with minority interests, and debt restructuring and reorganization costs. Management believes that business segment operating revenues and EBITDA of the Successor Company are generally comparable to those of the Predecessor Company.

Pending Spin-off

In February 2003, GHVI’s board of directors approved in principle a plan to spin-off it’s eldercare operations to the shareholders of GHVI. In the spin-off, each of GHVI’s shareholders will receive a pro rata share of the voting common stock of GHC in a special dividend and GHC will become a separately traded, publicly held company.

GHVI’s board of directors believes that a separation into two independent public companies will better align management incentives with business specific operating performance, isolate inherent business risks, provide each organization with the ability to independently access capital markets and eliminate existing customer/competitor conflicts.

Following the spin-off, the operations of GHVI’s inpatient services segment, rehabilitation therapy business, management services and certain other ancillary service businesses will continue to operate under the name Genesis ElderCare.

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The spin-off is subject to several conditions, including financing and GHC’s receipt of an Internal Revenue Service ruling that, for U.S. federal income tax purposes, the spin-off generally will not be taxable.

Description of Business

GHC’s business is comprised of two primary business segments, inpatient services and rehabilitation therapy services. These segments are supported by complementary service capabilities.

GHC provides inpatient services through skilled nursing and assisted living centers primarily located in the eastern United States. As of May 2003, the Company has 227 owned, leased, managed and jointly-owned eldercare centers with 27,491 beds, of which 5 centers having 718 beds have been identified as held for sale. Revenues of GHC’s owned and leased centers constitute approximately 90% of GHC’s revenues, and are presented in GHC’s segment information as inpatient services revenues. Management fees earned from eldercare centers that are managed and/or jointly-owned by GHC are included in all other revenues presented in GHC’s segment information. (See note 21 — “Segment Information”)

GHC provides an extensive range of rehabilitation therapy services, including speech pathology, physical therapy and occupational therapy. These services are provided by approximately 4,300 licensed rehabilitation therapists and assistants employed or contracted at substantially all of the eldercare centers operated by GHC, as well as by contract to healthcare facilities operated by others and through any one of our 14 certified outpatient rehabilitation agencies. After the elimination of intercompany revenues, the rehabilitation services segment constitutes approximately 7% of GHC’s revenues.

GHC also provides an array of other specialty medical services, including portable x-ray and other diagnostic services and respiratory therapy services.

(2) Summary of Significant Accounting Policies

Revenue Recognition/Contractual Allowances

Within the Company’s inpatient services segment, revenue and the related receivables are recorded in the accounting records on an accrual basis at the Company’s established billing rates in the period the related services are rendered. The provision for contractual adjustments, which represents the differences between the established billing rates and predetermined rates, is also recorded on an accrual basis and deducted from gross revenue to determine net revenue. The Company recorded contractual allowances from continuing operations of $354.8 million, $364.2 million and $362.7 million in fiscal year 2002, 2001 and 2000, respectively.

Within the Company’s rehabilitation therapy services business and other ancillary service businesses, the Company records revenues at the time services or products are provided or delivered to the customer. Upon delivery of products or services, the Company has no additional performance obligation to the customer. The Company receives payments through reimbursement from Medicaid and Medicare programs and directly from individual residents (private pay), private third-party insurers and long-term care facilities.

Cash and Equivalents, Primarily Restricted

Short-term investments that have a maturity of ninety days or less at acquisition are considered cash equivalents. Investments in cash equivalents are carried at cost, which approximates fair value. The Company’s cash balances at September 30, 2002 and 2001 principally consist of restricted cash, respectively. Restricted cash includes cash held by the Company’s wholly-owned captive insurance subsidiary, Liberty Health Corp., LTD (“LHC”) which is substantially restricted to securing the outstanding claims losses of LHC. Restricted cash includes cash held in trust on behalf of our eldercare residents and cash that is restricted under certain of our loan agreements.

Restricted Investments in Marketable Securities

Restricted investments in marketable securities, which are comprised of fixed interest securities, equity securities and money market funds are considered to be available for sale and accordingly are reported at fair value with unrealized gains and losses, net of related tax effects, included within accumulated other comprehensive income (loss) as a separate component of owner’s equity. Fair values for fixed interest securities and equity securities are based on quoted market prices.

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A decline in the market value of any security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Premiums and discounts on fixed interest securities are amortized or accreted over the life of the related security as an adjustment to yield. Realized gains and losses for securities classified as available for sale are derived using the specific identification method for determining the cost of securities sold.

Marketable securities are held by the Company’s wholly-owned captive insurance subsidiary, LHC and are substantially restricted to securing the outstanding claims losses of LHC.

Allowance for Doubtful Accounts

The Company utilizes the “Aging Method” to evaluate the adequacy of its allowance for doubtful accounts. This method is based upon applying estimated standard allowance requirement percentages to each accounts receivable aging category for each type of payor. The Company has developed estimated standard allowance requirement percentages by utilizing historical collection trends and its understanding of the nature and collectibility of receivables in the various aging categories and the various segments of the Company’s business. The standard allowance percentages are developed by payor type as the accounts receivable from each payor type have unique characteristics. The allowance for doubtful accounts is determined utilizing the aging method described above while also considering accounts specifically identified as uncollectible. Accounts receivable that Company management specifically estimates to be uncollectible, based upon the age of the receivables, the results of collection efforts or other circumstances, are reserved for in the allowance for doubtful accounts until they are written-off.

Management believes the assumptions used in the aging method employed in fiscal 2002 and 2001, coupled with continued improvements in our collection patterns, suggest the allowance for doubtful accounts is adequately provided for.

Property and Equipment

As part of fresh-start reporting, substantially all property and equipment was re-valued to estimated fair value as of September 30, 2001, which became the new cost basis. In addition, the depreciable lives of certain assets were changed. All capital additions made subsequent to September 30, 2001 are stated at cost.

Depreciation is calculated on the straight-line method over estimated useful lives of 20-35 years for building improvements, land improvements and buildings, and 3-15 years for equipment, furniture and fixtures and information systems. Expenditures for maintenance and repairs necessary to maintain property and equipment in efficient operating condition are charged to operations as incurred. Costs of additions and betterments are capitalized. Interest costs associated with construction or renovation are capitalized in the period in which they are incurred.

Total depreciation expense for the years ended September 30, 2002, 2001 and 2000 was $35.7 million, $45.1 million and $51.2 million, respectively.

Long-Lived Assets

The Company accounts for long-lived assets, other than goodwill with an indefinite useful life, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to the future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

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Loss Reserves For Self-Insured Programs

Workers’ compensation and general and professional liability

Certain of the Company’s workers’ compensation, and general and professional liability coverage is provided by the Company’s wholly-owned insurance company, Liberty Health Corp., LTD (“LHC”).

Outstanding losses and loss expenses comprise estimates of the amount of reported losses together with a provision for losses incurred but not reported, based on the recommendations of an independent actuary using the past experience of the Company and the industry.

Effective June 1, 2000, the Company began insuring a substantial portion of its professional liability risks through LHC. Specifically, the Company is responsible for the first dollar of each claim (on a claims-made basis), up to a self-insurance retention limit determined by the individual policies, subject to aggregate limits for each policy year. The self-insured retention limits amount to $22 million, $19 million and $14 million for the policy years ended May 31, 2003, 2002 and 2001, respectively. For policy years 2001 and 2002, any costs above these retention limits are covered by third party insurance carriers. For policy year 2003 (June 2002 to May 2003), the Company has retained an additional self-insurance layer of $5 million. Since the June 1, 2000 inception of the self-insurance program through September 30, 2002, the Company’s cumulative self-insurance retention levels are $42 million and its provision for these losses is $28.2 million. Assuming actual losses were to reach the retention limits in each of the three policy years, the Company’s additional exposure is approximately $13.8 million which, if incurred, would be recognized as an increase to other operating expenses in the Company’s combined statements of operations in the period such exposure became known. In addition, the Company has provided $3.7 million for the estimated costs of claims incurred but not reported as of September 30, 2002.

Beginning in 1994, the Company insured its workers compensation exposure, principally via self-insurance retentions and large deductible programs through LHC.

Over the past three years, the majority of the Company’s workers compensation coverage was structured as follows: For policy year 2001 (June 1, 2000 — May 31, 2001) the Company was insured on a first dollar coverage basis for its Multicare subsidiaries, and insured through an incurred loss retrospectively rated policy for its non-Multicare subsidiaries; and for policy years 2002-2003 (June 1, 2001 — May 31, 2003) it has large deductible programs, the deductibles for which are insured through LHC.

For policy year 2001, the Company’s incurred losses recognized through September 30, 2002 were $15.5 million. The Company’s development factors are updated quarterly and are based upon commonly used industry standards. Any changes to the incurred losses are recognized quarterly as an adjustment to salaries, wages and benefits in the Company’s combined statements of operations. The Company is insured through a third-party insurer for aggregate claims in excess of $44.1 million.

For policy years 2003 and 2002, the Company is self-insured up to the first $0.5 million per workers compensation incident. All workers compensation claims above $0.5 million per incident are insured through a third-party insurer. The Company has aggregate self-insured retentions of $52.8 million and $48 million in policy years 2003 and 2002, respectively. Workers compensation claims above these aggregate limits are insured through a third party-insurer as of September 30, 2002. The Company’s provision for losses in these policy years is $30.1 million. The Company’s reserve levels are evaluated on a quarterly basis. Any necessary adjustments are recognized as an adjustment to salaries, wages and benefits in the Company’s combined statements of operations.

The Company records outstanding losses and loss expenses for both general and professional liability and workers compensation liability based on the estimates of the amount of reported losses together with a provision for losses incurred but not reported, based on the recommendations of an independent actuary, and management’s judgment using its past experience and industry experience. As of September 30, 2002, the estimated range of discounted exposure for these liabilities is $57.1 million to $74 million. The Company’s recorded reserves for these liabilities were $59.2 million as of September 30, 2002 of which $2.1 million is included in accrued expenses and the remainder in self-insurance liability reserves in the Company’s combined balance sheet. The Company (through LHC) has restricted investments in marketable securities of

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$86.1 million at September 30, 2002 which are substantially restricted to securing the outstanding claim losses of LHC.

General and professional liability and workers compensation claims are discounted at a rate of 4.5% in 2002 and 2001, which estimates the present value of funds required to pay losses at a future date. Had the Company provided losses at undiscounted levels at September 30, 2002 and 2001, the reserve for outstanding losses and loss expenses would have been increased by approximately $6.6 million in 2002 and $6 million in 2001.

Management believes, based on the recommendations of an independent actuary, that the provision for outstanding losses and loss expenses will be adequate to cover the ultimate net cost of losses incurred as of the balance sheet date but the provision is necessarily an estimate and may ultimately be settled for significantly different amounts. It is at least reasonably possible that management will revise this estimate significantly in the near term. Any subsequent revisions are recorded in the period in which they are determined.

Health Plan

The Company offers employees an option to participate in a self-insured health plan. Health claims under this plan are self-insured with a stop-loss umbrella policy in place to limit maximum potential liability for both individual claims and total claims for a plan year. Health insurance claims are paid as they are submitted to the plan administrator. The Company maintains an accrual for claims that have been incurred but not yet reported (IBNR) to the plan administrator and therefore have not been paid. The IBNR reserve is based on the historical claim lag period and current payment trends of health insurance claims (generally 2-3 months). The liability for the self-insurance health plan is recorded in accrued compensation in the accompanying combined balance sheets.

Income Taxes

GHC does not file a separate federal tax return. It is included in the consolidated federal tax return filed by GHVI.

The tax provisions reflected in the combined statements of operations and the deferred and current tax amounts reflected in the combined balance sheets have been computed based on GHC’s separate company book/tax differences to arrive at GHC’s taxable income. GHC’s net operating loss carryforward represents unutilized taxable losses after reduction for cancellation of debt income available for net operating loss (“NOL”) carryforwards.

At September 30, 2002 and 2001, GHC’s deferred tax balances were determined by reference to the differences in book and tax values of assets and liabilities.

Current and deferred taxes calculated under the separate company approach to intercorporate tax allocation followed in preparing the combined financial statements may not necessarily reflect the impact of income taxes on results of operations, cash flows or financial position of GHC in the future.

For the years ended September 30, 2002, 2001 and 2000, GHC provided $27.3 million, $0, and $0, respectively for income taxes from continuing operations, and utilized no NOL carryforwards. At September 30, 2002 and 2001, GHC had deferred tax assets in excess of deferred tax liabilities, inclusive of tax benefits related to net operating loss carryforwards. Because management believes it is more likely than not that the deferred tax assets will not be realized, the net deferred tax assets in their entirety remain subject to a 100% valuation allowance. At September 30, 2002, based on its interpretation of applicable provisions of the Internal Revenue Code, GHC had approximately $300 million of NOL carryforwards, utilization of which is subject to limitation. Pursuant to SOP 90-7, (as defined in note 4 — “Fresh-Start Reporting”) future utilization of deferred tax assets existing at the October 2, 2001 bankruptcy emergence date were applied first as a reduction of identifiable intangible assets and, then, as an increase to owner’s equity.

Comprehensive Income (Loss)

Pursuant to the adoption of SFAS No. 130, “Reporting Comprehensive Income”, comprehensive income (loss) includes all changes to shareholders’ equity during a period, except those resulting from investments by

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and distributions to shareholders. The components of comprehensive income (loss) are shown in the combined statements of owner’s equity (deficit). See note 22 – “Comprehensive Income (Loss)”.

Unfavorable Leases

At September 30, 2002, an unfavorable lease credit of $23.4 million is carried on the combined balance sheets in long-term liabilities. The unfavorable lease credit was established at September 30, 2001 in accordance with the implementation of fresh-start reporting. Amortization of unfavorable leases is computed using the straight-line method over the individual terms of each unfavorable lease. See note 12 —“Leases and Lease Commitments”.

Stock Option Plan

GHVI applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, GHVI has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123.

In fiscal 2002, GHVI adopted the 2001 Stock Option Plan (the “2001 Plan”). The aggregate number of shares of common stock that may be issued under the 2001 Plan is 3,480,000, of which 3,305,000 may be issued to non-directors and 175,000 may be issued solely to directors.

GHC’s employees participate in the 2001 Plan. Prior to the spin-off, a majority of employee stock options under the 2001 Plan were tendered in consideration for either cash or an accelerated vesting of restricted stock grants held by certain key executives.

The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period. Pro forma compensation expense has been allocated to GHC using management’s estimate of the portion of stock option grants made to employees that provide services to GHC.

	Successor Company	Predecessor Company

	2002	2001	2000

Net income (loss) as reported	$37,551	$113,854	$(844,720)
Less: pro forma compensation expense adjustment	(8,029)	—	(261)

Net income (loss) as adjusted	$29,522	$113,854	$(844,981)

The fair value of stock options granted in 2002 and 2000 is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for 2002 and 2000: dividend yield of 0% (2002 and 2000); expected volatility of 36.92% (2002) and 179.22% (2000); a risk-free return of 3.8% (2002) and 5.17% (2000); and expected lives of 8.1 years (2002) and 6.6 years (2000).

GHVI did not make any stock option grants in 2001 and as a result of GHVI’s deteriorating stock price following its voluntary petition for relief under Chapter 11 Bankruptcy, there were no outstanding stock options with intrinsic value during the year ended September 30, 2001. Consequently, there is no compensation cost in fiscal 2001 pursuant to the provisions of SFAS 123.

Reimbursement of Managed Property Labor Costs

The Company manages the operations of 68 eldercare centers. Under a majority of these arrangements, the Company employs the operational staff of the managed business for ease of benefit administration and bills the related wage and benefit costs on a dollar-for- dollar basis to the owner of the managed property. In

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this capacity, the Company operates as an agent on behalf of the managed property owner and is not the primary obligor in the context of a traditional employee/employer relationship. Historically, the Company has treated these transactions on a “net basis”, thereby not reflecting the billed labor and benefit costs as a component of its net revenue or expenses. For the years ended September 30, 2002, 2001 and 2000 the Company billed its managed clients $140.5 million, $153.6 million, and $154.7 million, respectively for such labor related costs.

Earnings Per Share

Historical earnings per share have not been presented as GHC was wholly-owned by GHVI for all periods presented in the accompanying combined financial statements.

Use of Estimates

The Company has made a number of estimates relating to the reporting of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these combined financial statements in conformity with accounting principles generally accepted in the United States of America. Some of the more significant estimates impact accounts receivable, long-lived assets and loss reserves for self-insurance programs. Additionally, the preparation of these combined financial statements required an extensive use of estimates to allocate assets, liabilities, revenues and expenses to GHC. Actual results could differ significantly from those estimates. See note 5 — “Certain Significant Risks and Uncertainties”.

Cumulative Change in Accounting Principle

Effective October 1, 1999, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities” (“SOP 98-5”). The statement requires costs of start-up activities, including organizational costs, to be expensed as incurred. Start-up activities are defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new process in an existing facility, or commencing a new operation. The cumulative effect of expensing all unamortized start-up costs at October 1, 1999 was $10.4 million.

Derivative Financial Instruments

The Company follows the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133.

In the normal course of business, GHC’s operations are exposed to risks associated with fluctuations in interest rates. For all periods presented, GHC was considered in GHVI’s overall risk management strategy. As part of this strategy, GHVI managed its risks based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. GHVI primarily utilized interest rate swap and cap agreements to economically hedge or reduce these exposures. As a stand-alone company, GHC intends to routinely monitor its risks associated with fluctuations in interest rates. Management of GHC plans to address these risks through controlled risk management, including the use of derivative financial instruments to economically hedge or reduce these exposures. Management of GHC does not expect to enter into financial instruments for trading or speculative purposes.

It will be GHC’s accounting policy to recognize all derivative financial instruments for which it is obligated on the balance sheet at fair value. Changes in the fair value of a derivative that is designated as and meets the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified to earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap and cap agreements are included in interest expense.

GHC has recognized an allocated portion of interest expense in the accompanying statements of operations using a weighted average rate that considers the impact of GHVI’s interest rate swap and cap agreements. The GHVI interest rate swap and cap agreements were in force for the last two weeks of the year ended September 30, 2002, and therefore had an insignificant impact on the statement of operations in fiscal 2002. Because such interest rate swap and cap agreements are held by GHVI and are not a contractual

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obligation of GHC, the fair value of these derivative financial instruments was not recognized on the balance sheet of GHC. If such derivative financial instruments were a contractual obligation of GHC, and GHC were to assume an allocated portion of such derivative financial instruments at the approximate percentage of GHVI debt allocated to GHC, an allocated fair value of the derivative financial instruments of $1.7 million would have been classified in other long-term liabilities in the combined balance sheet at September 30, 2002 related to cash flow hedges, and $1 million of after tax net unrealized losses related to interest rate swap and cap agreements would be included in accumulated other comprehensive income at September 30, 2002.

The fair value of the GHVI interest rate swap and cap agreements at September 30, 2002 were determined based upon confirmations from third party financial institutions.

New Accounting Pronouncements

In May 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002” (“SFAS 145”). SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, which required that gains and losses from extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Under SFAS 145, gains or losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 (“APB 30”), “Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business.” Applying the criteria in APB 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. SFAS 145 is effective for fiscal years beginning after May 15, 2002 for provisions related to SFAS No. 4, effective for all transactions occurring after May 15, 2002 for provisions related to SFAS No. 13 and effective for all financial statements issued on or after May 15, 2002 for all other provisions of SFAS 145. The most significant impact of the adoption of SFAS 145 is that effective October 1, 2002 any gains or losses on the extinguishment of debt that were classified as extraordinary items in prior periods that do not meet the new criteria of APB 30 for classification as extraordinary items have been reclassified. This reclassification includes the $1.0 billion gain recognized in fiscal 2001 in connection with the discharge of liabilities subject to compromise upon the Company’s emergence from Chapter 11 bankruptcy which is now included in income from continuing operations.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (the “Interpretation”), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The new requirements are effective for interim and annual financial statements ending after December 15, 2002. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee. This is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. GHVI has provided $22.8 million of financial guarantees that are attributable to GHC’s operations prior to December 31, 2002, related to loan and lease commitments of five jointly-owned and managed companies. The adoption of the Interpretation did not have any impact on the combined financial statements of GHC.

In January 2003, FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities” with the objective of improving financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that

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by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the “primary beneficiary” of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003, with early adoption permitted. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has concluded that one of its joint venture partnerships that operates four eldercare centers requires consolidation under FIN 46 because the Company holds a majority of the related financial risks and rewards, despite the Company’s lack of voting control. This partnership has assets of $7.3 million, annual revenues of approximately $15.5 million, and de minimus net income. Effective in the second fiscal quarter of 2003, the Company will begin consolidating this entity, which is held for sale. Upon consolidation, the Company will eliminate its $2.4 million investment in this partnership. GHC’s maximum exposure to loss as a result of its involvement with this partnership is $13.7 million, consisting of GHC’s $2.4 million equity investment and an $11.3 million financial guarantee related to the lease obligations of the joint venture partnership.

(3) Reorganization

GHC is wholly-owned by GHVI. On June 22, 2000, (the “Petition Date”) GHVI and certain of its direct and indirect subsidiaries filed for voluntary relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On the same date, GHVI’s 43.6% owned affiliate, The Multicare Companies, Inc. and certain of its direct and indirect subsidiaries (“Multicare”) and certain of its affiliates also filed for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court (singularly and collectively referred to herein as “the Chapter 11 cases” or other general references to these cases unless the context otherwise requires).

GHVI and Multicare’s financial difficulties were attributed to a number of factors. First, the federal government made fundamental changes to the reimbursement for medical services provided to individuals. The changes had a significant adverse impact on the healthcare industry as a whole and on GHVI’s and Multicare’s cash flows. Second, the federal reimbursement changes exacerbated a long-standing problem of inadequate reimbursement by the states for medical services provided to indigent persons under the various states Medicaid programs. Third, numerous other factors adversely affected GHVI’s and Multicare’s cash flows, including increased labor costs, increased professional liability and other insurance costs, and increased interest rates. Finally, as a result of declining governmental reimbursement rates and in the face of rising inflationary costs, GHVI and Multicare were too highly leveraged to service their debt, including long-term lease obligations.

On October 2, 2001, (the “effective date”), GHVI and Multicare consummated a joint plan of reorganization (the “Plan”) under Chapter 11 of the Bankruptcy Code (the “Reorganization”) pursuant to a September 20, 2001 order entered by the Bankruptcy Court approving the Plan proposed by GHVI and Multicare. In general, the Plan provided for the resolution of all claims against GHVI and Multicare as of the Petition Date in exchange for new indebtedness, preferred stock, warrants and/or common stock of GHVI. In addition, Multicare became GHVI’s wholly-owned subsidiary and a new board of directors was constituted. (See note 6 — “Significant Transactions and Events”)

In accordance with SOP 90-7 (as defined in note 4 — “Fresh-Start Reporting”), GHVI recorded all expenses incurred as a result of the Bankruptcy filing separately as debt restructuring and reorganization costs. For purposes of preparing the accompanying combined statements of operations, debt restructuring and reorganization costs specifically attributable to GHC have been allocated accordingly. Certain debt restructuring and reorganization costs were allocated to GHC based upon GHC’s proportionate share of revenue. A summary of the principal categories of debt restructuring and reorganization costs and gain on discharge of debt from continuing operations follows (in thousands):

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	Successor Company	Predecessor Company

	2002	2001	2000

Professional, bank and other fees	$1,475	$40,932	$18,236
Employee benefit related costs	—	10,834	3,578
Swap termination fee	—	—	28,331
Fresh-start valuation adjustment	—	691,291	—
Gain on discharge of debt	—	(1,011,345)	—
Other	1,700	3,679	—

	$3,175	$(264,609)	$50,145

The fresh start valuation adjustment represents the net write-down to fair value of the GHC’s assets and liabilities at September 30, 2001. The gain on debt discharge in 2001 represents the relief of GHC’s proportionate share of GHVI’s obligations for liabilities subject to compromise.

(4) Fresh-Start Reporting

Upon emergence from Chapter 11 proceedings, GHC adopted the principles of fresh-start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting By Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”)/(“fresh-start reporting”). For financial reporting purposes, GHC adopted the provisions of fresh-start reporting effective September 30, 2001. In connection with the adoption of fresh-start reporting, a new entity was deemed created for financial reporting purposes, the provisions of the Plan were implemented, assets and liabilities were adjusted to their estimated fair values and GHC’s accumulated owner’s deficit was eliminated.

The reorganization value of GHC, before consideration of post filing current and long term liabilities or minority interests, was determined with the assistance of financial advisors in reliance upon various valuation methods, including discounted projected cash flow analysis, price/earnings ratios, and other applicable ratios and economic industry information, and through negotiations with the various creditor parties in interest.

The following reconciliation of the Predecessor Company’s combined balance sheet as of September 30, 2001 to that of the Successor Company was prepared to present the adjustments that give effect to the reorganization and fresh-start reporting.

The adjustments entitled “Reorganization” reflect the consummation of the Plan, and are summarized as follows:

•	Other long-term assets – represents the write-off of unamortized financing fees associated with debts that were discharged in connection with the Plan.

•
Current installments of long-term debt and long-term debt – represents the allocation of GHVI newly issued joint and several debt in accordance with the Plan, as well as debts specifically held by GHC subsidiaries that were deemed unimpaired in accordance with the Plan.

•
Liabilities subject to compromise – represents the write-off of liabilities that were discharged under the Plan and the reclassification of debt obligations to appropriate debt accounts of debts specifically held by GHC subsidiaries that were deemed unimpaired in accordance with the Plan.

•	Owner’s equity (deficit) – represents the recapitalization of GHVI’s investment in GHC following the discharge of liabilities subject to compromise in accordance with the Plan.

The adjustments entitled “Fresh-Start Adjustments” reflect the adoption of fresh-start reporting, including management’s estimates of the fair value of its assets and liabilities by utilizing both independent appraisals and commonly used discounted cash flow valuation methods. The fresh-start adjustments are summarized as follows:

•	Property and equipment, net – represents the net write-down of property and equipment to its fair value.

•	Other long-term assets – represents the write-down of cost report receivables due principally from the Medicare program. In connection with the reorganization, the Company entered into a global

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settlement with the federal government regarding various unresolved reimbursement appeal issues. As a result of the settlement, the Company agreed not to further pursue collection of certain of its cost report receivable accounts due from Medicare.

•	Identifiable intangible assets – represents the fair value of customer contracts, trademarks and tradenames, and non-compete agreements.

•	Goodwill, net – represents the write-off of all unamortized goodwill, which was deemed unrecoverable.

•
Other long-term liabilities – represents the write-off of $40.1 million of deferred gains recorded on sale lease back transactions, offset by the recognition of $33.1 million of net unfavorable lease liabilities recognized in order to carry certain above market operating leases at fair value.

•	Minority interest – represents the elimination of GHC’s joint venture partners’ minority interest in Multicare.

•	Owner’s equity (deficit) – represents the offsetting net loss recognized in fresh-start reporting related to the previously described fresh-start adjustments.

Several of the Company’s subsidiaries did not file for Chapter 11 protection. The non-filing subsidiaries were not subject to the fresh-start reporting provisions under SOP 90-7 and, consequently, their balance sheets are reflected in the combined balance sheet at historical carrying value.

	Predecessor Company	Reorganization	Fresh-Start Adjustments	Successor Company
(in thousands)

Assets:
Cash and equivalents	$4,599	$—	$—	$4,599
Restricted investments in marketable securities	12,932	—	—	12,932
Accounts receivable, net	203,996	—	—	203,996
Prepaid expenses and other current assets	30,527	—	—	30,527

Total current assets	252,054	—	—	252,054

Property and equipment	1,246,725	—	(457,728)	788,997
Accumulated depreciation	(239,903)	—	236,560	(3,343)

Property and equipment, net	1,006,822	—	(221,168)	785,654
Restricted investments in marketable securities	38,693	—	—	38,693
Other long-term assets	97,405	(21,294)	(26,470)	49,641
Identifiable intangible assets	—	—	10,799	10,799
Goodwill, net	520,453	—	(520,453)	—

Total assets	$1,915,427	$(21,294)	$(757,292)	$1,136,841

Liabilities and Owner’s Equity (Deficit)
Current installments of long-term debt	$—	$33,818	$—	$33,818
Accounts payable	39,165	—	—	39,165
Accrued expenses	45,953	—	162	46,115
Accrued compensation	71,080	—	—	71,080
Accrued interest	7,346	—	—	7,346
Current portion of self-insured liability reserves	12,932	—	—	12,932

Total current liabilities	176,476	33,818	162	210,456

Liabilities subject to compromise	1,938,477	(1,938,477)	—	—
Long-term debt	10,441	283,898	—	294,339
Self-insurance liability reserves	26,834	—	—	26,834
Other long-term liabilities	40,149	—	(7,084)	33,065
Minority interest	28,800	—	(28,800)	—
Owner’s equity (deficit)	(305,750)	1,599,467	(721,570)	572,147

Total liabilities and owner’s equity (deficit)	$1,915,427	$(21,294)	$(757,292)	$1,136,841

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Accounting Pronouncements Adopted in Fresh-Start Reporting

As of September 30, 2001, and in accordance with the early adoption provisions of SOP 90-7, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141 “Business Combinations” (“SFAS No. 141”), Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), and Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

The principal provisions of SFAS No. 141 require that all business combinations be accounted for by the purchase method of accounting and identifiable intangible assets are to be recognized apart from goodwill.

The principal provisions of SFAS No. 142 require that goodwill and other intangible assets deemed to have an indefinite useful life are not amortized but rather tested annually for impairment. Under SFAS No. 142, intangible assets that have finite useful lives continue to be amortized over their useful lives. SFAS No. 142 requires companies to test intangible assets for impairment that are not amortized at least annually by comparing the fair value of those assets to their recorded amounts. See note 10 — “Goodwill and Identifiable Intangible Assets”.

The principal provisions of SFAS No. 144 address financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes Statement of Accounting Standards No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS No. 121”), it retains many of the fundamental provisions of that statement. Under SFAS No. 144, assets held for sale or discontinued businesses are removed from the financial results of continuing operations. See note 20 — “Assets Held for Sale or Closed”.

(5) Certain Significant Risks and Uncertainties

Spin-off

GHC has not yet operated as a stand-alone company, and will have a new board of directors appointed by GHVI. Following the spin-off, GHC will have less financial and other resources than the larger pre-spin-off GHVI. GHC’s ability to satisfy its obligations and maintain profitability will be solely dependent upon the future performance of its operating businesses, and GHC will not be able to rely upon the financial and other resources of those business lines remaining with GHVI.

GHC’s corporate functions, including legal functions, treasury administration, insurance administration, internal audit, human resource management, and corporate accounting and income tax administration have been performed by GHVI. There can be no assurances that these costs will not increase, perhaps substantially, after the spin-off. Following the spin-off, GHC also will be responsible for the additional costs associated with being an independent public company, including costs related to public reporting, corporate governance, listed and registered securities and investor relations.

GHC and NCI will agree contractually to continue certain transitional arrangements and practices for a limited time after the spin-off. In addition, GHC and NCI will agree to certain mutually beneficial commercial arrangements intended to reflect terms similar to those that would be agreed to by parties bargaining at arm’s-length.

Management is in the process of creating its own corporate business functions to replace many of the corporate business functions GHVI currently provides. GHC may incur costs for these functions that are higher than the amounts reflected in the accompanying historical combined financial statements.

Revenue Sources

GHC receives revenues from Medicare, Medicaid, private insurance, self-pay residents, other third party payors and long-term care facilities which utilize the Company’s other ancillary services.

The Medicaid and Medicare programs are highly regulated. The failure of the Company or its customers to comply with applicable reimbursement regulations could adversely affect the Company’s business. The Company monitors its receivables from third party payor programs and reports such revenues at the net realizable value expected to be received.

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On December 15, 2000, Congress passed the Benefits Improvement Protection Act that increased the nursing component of federal prospective payment system’s rates by approximately 16.7% for the period from April 1, 2001 through September 30, 2002. The legislation also changed the 20% add-on to 3 of the 14 rehabilitation resource utilization group categories to a 6.7% add-on to all 14 rehabilitation resource utilization group categories beginning April 1, 2001. The Medicare Part B consolidated billing provision of the Balance Budget Refinement Act was repealed except for Medicare Part B therapy services and the moratorium on the $1,500 therapy caps was extended through calendar year 2002. These changes had a positive impact on operating results.

A number of provisions of the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act enactments, providing additional funding for Medicare participating skilled nursing facilities, expired on September 30, 2002 (the Skilled Nursing Facility Medicare Cliff). Effective October 1, 2002, Medicare rates adjusted for the Skilled Nursing Facility Medicare Cliff were increased by a 2.6% annual market basket adjustment. For GHC, the net impact of these provisions is estimated to adversely impact annual revenue beginning October 1, 2002 by approximately $24 million. The expiration of these provisions after considering the 2.6% annual market basket adjustment, has reduced our Medicare per diems per beneficiary, on average, by approximately $24, resulting in reduced revenue and EBITDA of approximately $11.9 million in the Company’s first six months of fiscal 2003.

The Centers for Medicare and Medicaid Services issued proposed fiscal 2004 rules increasing payments by the full market basket increase, or 2.9%, and increasing the base rate by an additional 3.26% to correct forecast errors. The proposed increases are in line with fiscal 2004 budget legislation put forth by the House of Representatives and the Senate, which passed as the first congressional budget resolution. The Centers for Medicare and Medicaid Services could make changes in the final rules. By law, final rules for the coming fiscal year must be issued by August 1st. There are no assurances that the final rules will include the level of rate increases currently proposed.

The Skilled Nursing Facility Medicare Cliff could adversely impact the liquidity of GHC’s other service related business customers, resulting in their inability to pay GHC, or to pay GHC timely, for its products and services. This factor, coupled with the adverse impact of the Skilled Nursing Facility Medicare Cliff to the liquidity of GHC’s inpatient services segment, could require it to borrow in order to fund working capital needs, and in turn, cause GHC to become more highly leveraged.

There are additional provisions in the Medicare statute affecting rehabilitation therapy, diagnostic services and the payment for services in other health settings. In February 2003, Congress passed legislation adjusting practitioner fee schedules. The Congressional action prevented a formula driven reduction in fee schedules. This restoration of rates affected not only doctors, but also payment for most professional practitioners including licensed rehabilitation professionals. In addition, effective January 1, 2003, the moratorium on implementing payment caps on Medicare Part B rehabilitation therapy services expired. The Centers for Medicare and Medicaid Services has issued instructions indicating that the agency will delay enforcement until mid-year and that the agency has clarified that any implementation would be prospective from the date that instructions are effective. Beginning July 1, 2003, such therapy caps are expected to reduce our annual net revenues by approximately $18.9 million and EBITDA by approximately $4.9 million.

It is not possible to quantify fully the effect of potential legislative or regulatory changes, the administration of such legislation or any other governmental initiatives on GHC’s business. Accordingly, there can be no assurance that the impact of these changes or any future healthcare legislation will not further adversely affect GHC’s business. There can be no assurance that payments under governmental and private third party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. GHC’s financial condition and results of operations may be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

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GHC’s inpatient services segment earned revenues from the following payor sources for the periods presented:

	Fiscal year ended

	2002	2001	2000

Medicaid	48%	48%	49%
Medicare	30%	28%	25%
Private pay and other	22%	24%	26%

	100%	100%	100%

(6) Significant Transactions and Events

Multicare Joint Venture Restructuring

In fiscal 1998, Genesis ElderCare Corp., a Delaware corporation of which GHVI owned 43.6%, acquired Multicare pursuant to a tender offer and merger. Multicare was in the business of providing eldercare and specialty medical services in selected geographic regions. Contemporaneous with the acquisition, GHVI entered into a management agreement pursuant to which GHVI managed Multicare’s operations. The operations of Multicare have been attributed to GHC for the purposes of preparing GHC’s carve out financial statements. In connection with the respective investments in the common stock of Genesis ElderCare Corp., GHVI and its joint venture partners entered into a put/call agreement relating to their respective ownership interests in Genesis ElderCare Corp. Under the put/call agreement, GHVI had the option to purchase Genesis ElderCare Corp. common stock held by its joint venture partners at a price determined pursuant to the terms of the put/call agreement (the “call”). GHVI’s joint venture partners had the option to sell such Genesis ElderCare Corp. common stock to GHVI at a price determined pursuant to the put/call agreement (the “put”). The put did not include a guaranteed return to the venture partners and it could be satisfied at the company’s election by the issuance of its common stock. Also, under the terms of the put /call agreement, management believed that the call provisions would be exercised before the put provisions were effective, which was in October 2002.

In fiscal 2000, GHVI entered into a restructuring agreement with its Multicare joint venture partners. Under the agreement, in exchange for 24,369 shares of GHVI’s Series H Senior Subordinated Convertible Participating Cumulative Preferred Stock and 17,631 shares of GHVI’s Series I Senior Convertible Exchangeable Participating Cumulative Preferred Stock (collectively, the “Series H and I Preferred”) the other joint venture partners, among other things:

•	terminated the put option under the put/call agreement;

•	amended the call option to provide GHVI with the right to purchase all of the shares of common stock of Genesis ElderCare Corp. not owned by GHVI for $2.0 million in cash at any time prior to the October 8, 2009 expiration. GHVI’s joint venture partners continued to own 56.4% of Genesis ElderCare Corp.’s common stock;

•	granted GHVI an irrevocable proxy to vote the shares of common stock of Genesis ElderCare Corp. held by GHVI’s joint venture partners on all matters to be voted on by shareholders, including the election of directors;

•	granted GHVI the right to appoint two-thirds of the members of the Genesis ElderCare Corp. board of directors;

•	granted GHVI the right to appoint 100% of the members of the operating committee of the Genesis ElderCare Corp. board of directors; and

•	provided, in a separate but related transaction, a $50.0 million infusion of cash in the form of the joint venture partners’ purchase of GHVI common stock.

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The put had no fair value at the time of the restructuring. Management based its estimate of the fair value of the put on its ability to issue common stock to satisfy the put obligation. Management also did not recognize any fair value of the amended call option because management did not anticipate exercising the call at the time of the restructuring. Therefore, in connection with the joint venture restructuring transaction, GHC recorded a $420.0 million non-cash charge representing the then estimated fair value of the Series H and I Preferred.

Amendments made to the stockholders’ agreement and the put/call agreement previously described in connection with the joint venture restructuring gave GHVI managerial, operational and financial control of Multicare, such that GHC began consolidating the financial statements of Multicare effective October 1, 1999.

In fiscal 2000 and fiscal 2001, GHC accounted for Multicare using the consolidation method of accounting with a 56.4% minority interest. In fiscal 2002, Multicare became a wholly owned subsidiary, in accordance with the Court approved Plan of Reorganization and GHC began accounting for Multicare as a consolidated subsidiary with no minority interest.

Sale of Ohio Operations

On May 31, 2000, Multicare sold 14 eldercare centers with 1,128 beds located in the state of Ohio for $33 million. GHC recorded a loss on sale of the Ohio properties of $7.9 million, which is included in other operating expenses in the combined statement of operations.

(7) Restricted Investments in Marketable Securities

Marketable securities (classified as available for sale) are held by the Company’s wholly-owned subsidiary, LHC, incorporated under the laws of Bermuda. LHC provides various insurance coverages to GHC, GHVI and to unrelated entities, most of which are managed by the Company.

The current portion of restricted investments in marketable securities represents an estimate of the level of outstanding losses the Company expects to pay in the succeeding year.

Marketable securities at September 30, 2002 of Company consist of the following (in thousands):

	Amortized cost	Unrealized gains	Unrealized losses	Fair value

Fixed interest securities:
U.S. mortgage backed securities	$5,464	$774	$—	$6,238
Corporate bonds	12,209	633	(42)	12,800
Government bonds	1,413	22	(95)	1,340
Term deposits	2,495	—	—	2,495
Equity securities	1,103	—	—	1,103
Money market funds	62,171	—	—	62,171

	$84,855	$1,429	$(137)	$86,147

Less: Current portion of restricted investments				(15,074)

Long-term restricted investments				71,073

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Marketable securities at September 30, 2001 of the Company consisted of the following (in thousands):

	Amortized cost	Unrealized gains	Unrealized losses	Fair value

Fixed interest securities:
U.S. mortgage backed securities	$7,554	$616	$—	$8,170
Corporate bonds	6,600	189	—	6,789
Equity securities	1,580	—	(509)	1,071
Term deposits	1,497	—	—	1,497
Money market funds	34,098	—	—	34,098

	$51,329	$805	$(509)	$51,625

Less: Current portion of restricted investments				(12,932)

Long-term restricted investments				38,693

Fixed interest securities held at September 30, 2002 mature as follows (in thousands):

	2002

	Amortized cost	Fair value

Due in one year or less	$2,365	$2,381
Due after 1 year through 5 years	12,892	13,792
Due after 5 years through 10 years	3,271	3,578
Over 10 years	558	627

	$19,086	$20,378

Actual maturities may differ from stated maturities because borrowers have the right to call or prepay certain obligations with or without prepayment penalties.

In the normal course of business, LHC’s bankers have issued letters of credit totaling $74.9 million in 2002 and $39.7 million in 2001 in favor of insurers. Cash and equivalents in the sum of $2.5 million, term deposits in the sum of $2.5 million and investments with an amortized cost of $81.1 million and a market value of $82.4 million were pledged as security for these letters of credit as of September 30, 2002.

(8) Property and Equipment

Property and equipment at September 30, 2002 and 2001 consist of the following (in thousands):

	2002	2001

Land	$77,505	$83,933
Buildings and improvements	587,641	613,139
Equipment, furniture and fixtures	88,682	81,107
Construction in progress	12,823	10,818

	766,651	788,997
Less: accumulated depreciation	(38,204)	(3,343)

Net property and equipment	$728,447	$785,654

In accordance with the provisions of fresh-start reporting, the Company revalued its property and equipment to estimated fair value at September 30, 2001, with the exception of certain subsidiaries that were not party to the Chapter 11 cases. Such subsidiaries’ property and equipment, and related accumulated depreciation, remain at their historical carrying value.

Property and equipment includes an allocation of equipment with a net carrying value of $9.0 million at September 30, 2002 and 2001 of information systems related equipment that is managed and controlled by GHVI on a centralized basis. The allocation of such equipment was based upon GHC’s proportionate share of revenue.

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(9) Other Long-Term Assets

Other long-term assets at September 30, 2002 and 2001 consist of the following (in thousands):

	2002	2001

Notes receivable and revenue bonds, net	$15,250	$12,726
Deferred financing fees, net	5,052	4,904
Cost report receivables, net	3,461	11,223
Property deposits and funds held in escrow	13,836	12,174
Investments in unconsolidated affiliates	13,739	8,614
Other, net	2,431	—

Other long-term assets	$53,769	$49,641

Notes receivable and revenue bonds, net at September 30, 2002 and 2001 bear interest at rates ranging from 7.25% to 10.45% and mature at various times ranging from 2003 to 2029. The majority of the mortgage notes and revenue bonds are secured by first or second mortgage liens on underlying facilities and personal property, accounts receivable, inventory and/or gross facility receipts, as defined.

GHC has agreed to provide third parties, including facilities under management contract, with $7.4 million of working capital lines of credit. The unused portion of working capital lines of credit was $5 million at September 30, 2002. See note 18 – “Commitments and Contingencies”.

(10) Goodwill and Identifiable Intangible Assets

The combined statements of operation for the years ended September 30, 2001 and 2000 include $15.4 million and $19.5 million of goodwill amortization, respectively. In connection with the adoption of fresh-start reporting, GHC’s goodwill of approximately $520 million was written down to zero. Consequently, there is no goodwill to amortize in the year ended September 30, 2002. The following table adjusts the reported loss from continuing operations for the years ended September 30, 2001 and 2000 on a pro forma basis assuming the provisions of SFAS No. 142 were adopted effective October 1, 1999 (in thousands):

	Predecessor Company
	2001	2000

Income (loss) from continuing operations – as reported	$147,071	$(794,753)
Add: after-tax goodwill amortization	15,437	19,480

Income (loss) from continuing operations – as adjusted	$162,508	$(775,273)

In adopting the requirements of fresh-start reporting, GHC recognized certain identifiable intangible assets, which were established at September 30, 2001 at their estimated fair value and, in accordance with SFAS No. 142, are being amortized on a straight-line basis over their estimated useful lives. Identifiable intangible assets at September 30, 2002 and 2001, consist of the following:

	2002	2001

Customer contracts	$—	$4,299
Trademarks and tradenames	—	5,000
Non-compete agreements	—	1,500

Identifiable intangible assets	$—	$10,799

Identifiable intangible assets were reduced to zero in the year ended September 30, 2002 pursuant to SOP 90-7 as a consequence of the utilization of deferred tax assets. See note 13 — “Income Taxes”.

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(11) Long-Term Debt

Long-term debt at September 30, 2002 and 2001, including debt allocated or directly attributed to GHC, consist of the following (in thousands):

	September 30, 2002		September 30, 2001

	Total GHVI	Allocated toGHC	Total GHVI	Allocated toGHC

Allocated debt of GHVI	$603,416	$252,738	$527,605	$214,737
Mortgages and other secured debt		73,738		113,420

		326,476		328,157
Less:
Current portion of long-term debt		(45,566)		(33,818)

Long-term debt		$280,910		$294,339

GHVI and each of its subsidiaries that are named as guarantors under GHVI’s senior credit facility and senior secured notes (“joint and several debt”) have granted the lenders first priority liens and security interests in all unencumbered property, including but not limited to: fee owned property, bank accounts, investment property, accounts receivable, equipment and general intangible assets. GHVI’s senior credit facility and senior secured notes limit, among other things, GHVI’s ability to incur additional indebtedness or contingent obligations, permit additional liens, to make additional acquisitions, to sell or dispose of assets, to create or incur liens on assets, to pay dividends on common stock and to merge or consolidate with any other person or entity.

The joint and several debt instruments require GHVI to maintain compliance with certain financial and non-financial covenants, including minimum EBITDAR (as defined); limitations on capital expenditures, maximum leverage ratios, minimum fixed charge coverage ratios and minimum net worth. GHVI was in compliance with all covenants applicable at September 30, 2002.

Allocated debt of GHVI

Included in GHC’s financial statements is an allocated portion of GHVI’s joint and several debt issued in connection with the Reorganization of GHVI in 2001. For the purpose of preparing the carve-out financial statements at September 30, 2001, GHC’s allocation of joint and several debt was based upon the level of debt estimated to be attributed to the operations of GHC upon emergence from bankruptcy. This allocation is consistent with the capital structure agreed to by creditors and the bankruptcy court. Specifically, the initial debt allocation equals three times fiscal 2001 EBITDA, as adjusted. EBITDA, as adjusted, is calculated by subtracting from revenue all operating expenses and lease expense before certain charges described in note 17 — “Loss on Impairment and Other Charges”. Joint and several debt at September 30, 2002 was derived by rolling forward the joint and several debt balance attributed to GHC at September 30, 2001. During fiscal 2002, joint and several debt of $10 million was borrowed by GHC in order to exercise an option to purchase three eldercare centers. Also during fiscal 2002, approximately $28 million of joint and several debt was borrowed by GHC to refinance several higher rate fixed mortgages. As a result of this allocation approach, joint and several debt of $252.7 million and $214.7 million at September 30, 2002 and 2001, respectively is allocated to GHC. The weighted average interest rate on the allocated debt at September 30, 2002 and 2001 was 6.4% and 8.8%, respectively.

Mortgages and other secured debts

At September 30, 2002 and 2001, GHC had $73.7 million and $113.4 million of other secured debt consisting principally of revenue bonds and secured bank loans, including loans insured by the Department of Housing and Urban Development. These loans are secured by the underlying real and personal property of individual eldercare centers and have fixed rates of interest ranging from 3% to 11%, with a weighted average rate of 8.8% at September 30, 2002.

The maturity of total debt of $326.5 million at September 30, 2002 is as follows: $45.6 million in fiscal 2003, $5.8 million in fiscal 2004, $5.9 million in fiscal 2005, $6.0 million in fiscal 2006, $206.7 million in fiscal 2007 and $56.5 million thereafter.

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(12)     Leases and Lease Commitments

The Company leases certain facilities under operating leases. Future minimum payments for the next five years under non-cancelable operating leases at September 30, 2002 are as follows (in thousands):

Minimum Payment
Year ending September 30,

2003	$33,138
2004	32,806
2005	29,710
2006	25,866
2007	21,774
Thereafter	47,826

For the year ended September 30, 2002, the Company incurred $29.1 million of lease obligation costs. The Company classifies operating lease costs associated with its eldercare centers and corporate office sites as lease expense in the combined statements of operations, while the operating lease costs of other health service sites are included within other operating expenses.

In connection with the adoption of fresh-start reporting, the Company recorded an unfavorable lease credit associated with 40 leased properties which is amortized using the straight-line method over the remaining lives of the leases. The unfavorable component of these lease contracts was estimated using market comparable lease coverage ratios for similar assets. The unfavorable lease liability at September 30, 2002 of $23.4 million will be amortized as a reduction to lease expense over the remaining lease terms, which have a weighted average term of five and one half years.

Eighteen of our eldercare centers are leased from ElderTrust, a real estate investment trust, at an annual cash basis lease cost of $16.7 million.

(13)     Income Taxes

Total income tax expense for the years ended September 30, 2002, 2001 and 2000 was as follows (in thousands):

	Successor Company	Predecessor Company

	2002	2001	2000

Income from continuing operations before equity in net income
(loss) of unconsolidated affiliates and minority interests	$27,300	$—	$—
Loss from discontinued operations	(3,902)	—	—

Total	$23,398	$—	$—

The components of the provision for income taxes on income (loss) from continuing operations for the years ended September 30, 2002, 2001 and 2000 were as follows (in thousands):

	Successor Company	Predecessor Company

	2002	2001	2000

Current:
Federal	$—	$—	$—
State	—	—	—

	—	—	—

Deferred:
Federal	22,890	—	—
State	4,410	—	—

	27,300	—	—

Total	$27,300	$—	$—

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Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to net income (loss) from continuing operations before income taxes, equity in net income (loss) of unconsolidated affiliates and minority interests (in thousands):

	Successor Company	Predecessor Company

	2002	2001	2000

Computed “expected” tax	$24,500	$47,632	$(324,118)
Increase (reduction) in income taxes resulting from:
State and local income taxes, net of federal tax benefits	2,796	—	—
Amortization of goodwill	—	4,813	5,250
Targeted jobs tax credit	(1,301)	(1,157)	(1,389)
Write-off of non deductible goodwill	—	257,721	47,352
Change in valuation allowance	—	(308,395)	272,296
Other, net	1,305	(614)	609

Total income tax expense	$27,300	$—	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2002 and 2001 are presented below (in thousands):

	2002	2001

Deferred Tax Assets:
Accounts receivable	$13,679	$24,354
Accrued liabilities and reserves	43,456	42,411
Net operating loss carryforwards	117,000	117,000
Net unfavorable leases	8,352	10,517
Other	9,773	4,679

Deferred tax assets	192,260	198,961

Valuation allowance	(130,797)	(148,657)

Net deferred tax assets	61,463	50,304

Deferred Tax Liabilities:
Accrued liabilities and reserves	(8,304)	(7,774)
Depreciation	(53,159)	(42,530)

Total deferred tax liability	(61,463)	(50,304)

Net deferred tax liability	$—	$—

GHC does not file a separate federal tax return. It is included in the consolidated federal tax return filed by GHVI.

The tax provisions reflected in the combined statements of operations and the deferred and current tax amounts reflected in the combined balance sheets have been computed based on GHC’s separate company book/tax differences to arrive at GHC’s taxable income. GHC’s net operating loss carryforward represents unutilized taxable losses after reduction for cancellation of debt income available for net operating loss (“NOL”) carryforwards.

At September 30, 2002 and 2001, GHC’s deferred tax balances were determined by reference to the differences in book and tax values of assets and liabilities.

Current and deferred taxes calculated under the separate company approach to intercorporate tax allocation followed in preparing the combined financial statements may not necessarily reflect impact of income taxes on the results of operations, cash flows or financial position of GHC in the future.

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For the years ended September 30, 2002, 2001 and 2000, GHC provided $27.3 million, $0, and $0, respectively for income taxes from continuing operations, and utilized no NOL carryforwards. At September 30, 2002 and 2001, GHC had deferred tax assets in excess of deferred tax liabilities, inclusive of tax benefits related to net operating loss carryforwards. Because management believes it is more likely than not that the net deferred tax assets will not be realized, the net deferred tax assets in their entirety remain subject to a 100% valuation allowance. At September 30, 2002, based on its interpretation of applicable provisions of the Internal Revenue Code, GHC had approximately $300 million of NOL carryforwards, utilization of which is subject to limitation. Pursuant to SOP 90-7, future utilization of deferred tax assets existing at the October 2, 2001 bankruptcy emergence date were applied first as a reduction of identifiable intangible assets and, then, as an increase to owner’s equity.

(14)     Related Party Transactions

Historically, cash collected by GHC in excess of operating needs has been transferred to GHVI, and GHC’s cash requirements have been funded by GHVI. Other than net income, all capital transactions between GHC and GHVI have been recorded in the intercompany capital account.

GHVI provided certain general and administrative services to GHC, including finance, legal, treasury, information systems and human resources. The cost for these services was allocated to GHC based upon various allocation percentages dependent upon the type of service provided. For instance, certain costs were allocated based upon GHC’s proportionate share of revenues, labor related costs or other operating expenses; as well as other methods which management believes to be reasonable. These cost allocations were $47.1 million, $42.4 million and $38.4 million in fiscal 2002, 2001 and 2000, respectively. As a result of the spin-off, GHC will be required to perform these general and administrative services using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public company. GHC and NCI will agree contractually to continue certain transitional arrangements and practices for a limited time after the spin-off. In addition, GHC and NCI will agree to certain mutually beneficial commercial arrangements intended to reflect terms similar to those that would be agreed to by parties bargaining at arm’s-length.

NeighborCare provides institutional pharmacy services to GHC. Sales to GHC affiliates totaled $100.5 million, $98.1 million and $99.9 million in fiscal 2002, 2001 and 2000, respectively.

(15)     GHVI’s Equity in GHC

			Predecessor Company
	Successor Company

	2002	2001	2000

Balance at beginning of year	$571,955	$(486,499)	$(91,106)
Net income (loss)	37,551	113,854	(844,720)
Net transactions with GHVI	(7,581)	944,600	449,327

Balance at end of year	$601,925	$571,955	$(486,499)

Prior to the spin-off, substantially all of our cash accounts are linked to GHVI’s centralized cash management system. Accordingly, substantially all cash generated from or used in GHC’s operations has been transferred to and from GHVI. For instance, GHVI funds nearly all routine and capital cash disbursements on behalf of GHC. Likewise, on a daily basis, GHC transfers its cash receipts directly to the concentrated bank account of GHVI. The net effect of these cash transfers has been reflected in the “GHVI’s Equity in GHC” account as shown in the equity section of the combined balance sheets. The net transactions with GHVI as reflected in our combined statements of cash flows represent cash activities between GHVI and GHC as previously described. The advances and distributions to and from GHVI as reflected in the combined statements of owner’s equity (deficit) include the cash activities as reflected in the combined statements of cash flows as well as certain non-cash adjustments to GHVI’s equity in GHC. Such non-cash adjustments to GHVI’s equity in GHC principally relate to the distribution of GHVI common and preferred stock in connection with transactions that are directly attributable to GHC subsidiaries. The financing activities between GHVI and GHC have been in the form of equity capital advances and there are no formal repayment or interest arrangements, nor any expectation of any such arrangements in the future. The average balance of GHVI’s equity (deficit) in GHC for the years ended September 30, 2002, 2001 and 2000 were $586.9 million, $42.7 million and $(288.8) million, respectively.

(16)     Stock Option Plans

In fiscal 2002, GHVI adopted the 2001 Stock Option Plan (the “2001 Plan”). The aggregate number of shares of common stock that may be issued under the 2001 Plan is 3,480,000, of which 3,305,000 may be issued to non-directors and 175,000 may be issued solely to directors.

GHC’s employees participate in the 2001 Plan. In May 2003, GHVI accepted for exchange and cancellation employee stock options (“Options”) to purchase 1,724,000 shares of its common stock, par value $0.02 per share (“Common Stock”) granted pursuant to the 2001 Plan. These Options were tendered in consideration for either an accelerated vesting of restricted stock grants held by certain key executives and/or

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cash. Specifically, those holders of Options who had received awards of more than 2,000 restricted shares of GHVI’s Common Stock under the 2001 Plan and properly tendered their Options received the acceleration of vesting of all such restricted shares plus a cash payment of $2.50 per share underlying the Option for Options having an exercise price below $20.00 per share, and those holders of Options who had not received awards of more than 2,000 restricted shares and properly tendered their Options received, for those Options having an exercise price of at least $20.00 per share, a cash payment of $2.00 per share underlying the Option, and, for those Options having an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the Option.

The information in the following table is based upon an allocation of stock option grants made to employees that provide services to GHC.

	Option Price Per Share	Outstanding	Exercisable	Available for Grant

Balance at September 30, 2001	—	—	—	—

Authorized	—	—	—	2,183,726
Granted	$18.75-$20.33	1,251,250	—	(1,251,250)
Exercisable	—	—	254,587	—

Balance at September 30, 2002	$18.75-$20.33	1,251,250	254,587	932,746

(17)     Loss on Impairment of Assets and Other Charges

	Successor Company	Predecessor Company

	2002	2001	2000

Multicare joint-venture restructuring charge	$—	$—	$420,000
Asset impairments	1,456	—	233,525
Uncollectible receivables	—	47,753	32,955
Other charges	—	25,339	38,638

Charges included in operating expenses	$1,456	$73,092	$725,118

Multicare joint-venture restructuring charge

In fiscal 2000, GHC entered into a restructuring agreement with its Multicare joint-venture partners which resulted in certain changes in control such that GHC began consolidating the financial statements of Multicare effective October 1, 1999. In connection with the restructuring transaction, GHC recorded a non-cash charge of $420.0 million representing the then-estimated fair value of GHVI Series H and I Preferred Stock issued as consideration for the restructuring of the Multicare joint venture. The $420.0 non-cash charge is included in other operating expenses in the combined statements of operations. The offsetting credit is included in GHVI’s equity in GHC. See note 6 — “Significant Transactions and Events.”

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Asset impairments

During 2000, in connection with budget preparations for the forthcoming year and in accordance with SFAS No. 121, management reviewed the current and projected undiscounted cash flows of each eldercare center. This review indicated that the assets of certain eldercare centers were impaired. The fair market value of businesses deemed potentially impaired were then estimated and compared to the carrying values of the long-lived assets. Any excess long-lived asset carrying value over the estimated fair value was written-off. Fair value was estimated using a per bed value determined by management. The total loss for SFAS No. 121 impairments of $234 million was associated with 49 eldercare centers. Of this charge, $28.9 million relates to discontinued businesses and is included in the loss from discontinued operations in the combined statements of operations. Also, during fiscal 2000, management closed or terminated the leases of six underperforming eldercare centers. As a result, a charge of $28.4 million was recorded to account for certain impaired and abandoned assets of these eldercare centers. In 2002, the Company wrote-off $1.5 million of long-lived assets that it deemed impaired related to two eldercare center projects still in the development stages.

Uncollectible receivables

During fiscal 2001 and 2000, the Company performed periodic assessments of the collectibility of amounts due from certain current and former customers in light of the adverse impact of changes to the Medicare reimbursement system on their liquidity and profitability. In certain cases, customers filed for protection under Chapter 11 of the Bankruptcy Code. As a result of the Company’s assessments, the carrying value of notes receivable, advances and trade receivables due from these customers was written down by $27.4 million and $20.5 million in fiscal 2001 and fiscal 2000, respectively.

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In fiscal 2001, management performed a re-evaluation of its allowance for doubtful accounts triggered by deterioration in the agings of certain categories of receivables. Management believed that such deterioration in the agings were due to several prolonged negative factors related to the operational effects of the bankruptcy filings such as personnel shortages and the time demands required in normalizing relations with vendors and addressing a multitude of bankruptcy issues. As a result of this re-evaluation, management determined that an increase in the allowance for doubtful accounts of $20.4 million was necessary.

In fiscal 2000, management performed an assessment of the collectibility of certain aged amounts due from third party payors (principally Medicare and Medicaid) and concluded that $12.5 million was unrecoverable.

Other charges

In fiscal 2001 and 2000, as a result of adverse claims development management re-evaluated the levels of reserves established for certain self-insured and other programs, including workers’ compensation, health insurance and general liability insurance, resulting in charges of $12.3 million and $20.0 million, respectively.

In fiscal 2001 and 2000, GHC incurred charges of $13.0 million and $18.6 million, respectively, principally related to contract and litigation matters and settlements, and certain other charges.

(18)     Commitments and Contingencies

Financial Commitments

Requests for providing commitments to extend financial guarantees and extend credit are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the need for any reserves for possible credit and guarantee losses.

GHC has extended $7.4 million in working capital lines of credit to certain jointly owned and managed companies, of which $5.0 million were unused at September 30, 2002. Credit risk represents the accounting loss that would be recognized at the reporting date if the affiliate companies were unable to repay any amounts utilized under the working capital lines of credit. Commitments to extend credit to third parties are conditional agreements generally having fixed expiration or termination dates and specific interest rates and purposes.

GHC is a party to joint venture partnerships whereby its ownership interests are 50% or less of the total capital of the partnerships. GHC accounts for these partnerships using the equity method of accounting and, therefore, the assets, liabilities and operating results of these partnerships are not consolidated with GHC’s. The carrying value of GHC’s investment in joint ventures is $13.7 million and $8.6 million at September 30, 2002 and 2001, respectively.

Although GHC is not contractually obligated to fund operating losses of these partnerships, in certain cases, and GHC has extended credit to such joint venture partnerships in the past and may decide to do so in the future in order to realize economic benefits from our joint venture relationship. Management assesses the creditworthiness of such partnerships in the same manner it does other third-parties. As of September 30, 2002, GHVI has provided $11.5 million of financial guarantees related to loan commitments of four jointly owned and managed companies. GHVI has also provided $11.3 million of financial guarantees related to lease obligations of one jointly-owned and managed company that operates four eldercare centers that are attributed to GHC’s operations. The guarantees are not recorded as liabilities on GHC’s balance sheet unless it is required to perform under the guarantee. Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties. Following the spin-off, GHC may continue to be obligated under these guarantee agreements.

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Legal Proceedings

GHC is a party to litigation arising in the ordinary course of business. Management does not believe the results of such litigation, even if the outcome is unfavorable, would have a material adverse effect on the financial position of GHC.

(19)     Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at September 30, 2002 and 2001 consist of the following (in thousands):

	2002		2001

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and equivalents, primarily restricted	$7,420	$7,420	$4,599	$4,599
Restricted investments in marketable securities	86,147	86,147	51,625	51,625
Accounts receivable, net	200,158	200,158	203,996	203,996
Accounts payable	38,117	38,117	39,165	39,165
Debt	326,476	344,137	328,157	350,585

The carrying value of cash and equivalents, net accounts receivable and accounts payable is equal to its fair value due to their short maturity. The Company’s restricted investments in marketable securities are carried at fair value.

The fair value of debt, is computed using discounted cash flow analysis, based on GHVI’s estimated incremental borrowing rate at the end of each fiscal period presented.

(20)     Assets Held for Sale or Closed

In the normal course of business, GHC continually evaluates the performance of its operating units, with an emphasis on selling or closing under-performing or non-strategic assets. On September 30, 2001, GHC adopted the provisions of SFAS 144. Under SFAS 144, discontinued businesses, including assets held for sale, are removed from the results of continuing operations. The results of operations in the current and prior year periods, along with any cost to exit such businesses in the current year period, are classified as discontinued operations in the combined statements of operations. Businesses sold or closed prior to our adoption of SFAS 144 continue to be reported in the results of continuing operations.

Since the Company’s adoption of SFAS 144, it has classified several businesses as held for sale or closed. An increasing trend in malpractice litigation claims, rising costs of eldercare malpractice litigation, losses associated with these malpractice lawsuits and a constriction of insurers have caused many insurance carriers to raise the cost of insurance premiums or refuse to write insurance policies for nursing homes. These problems are particularly acute in the state of Florida where, because of higher claim amounts, general liability and professional liability costs have become increasingly expensive. This increase in insurance costs prompted GHC to sell its otherwise profitable operations in the state of Florida. Since its inception, GHC has continued to develop its eldercare network in concentrated geographic markets in the eastern United States. The geographic location of the Company’s eldercare centers in the states of Illinois and Wisconsin relative to its strategic markets, combined with the operating performance of those centers, has prompted GHC to identify those assets as held for sale. In addition to these assets, the Company has identified 12 eldercare centers in other states, one rehabilitation services clinic, one physician services practice, and its ambulance business as held for sale or closed due to under-performance.

Consolidated interest expense has been allocated to discontinued operations for all periods presented based on allocated debt expected to be repaid in connection with the sale of the assets, as required under GHVI’s senior credit facility. The amount of after-tax interest expense allocated to discontinued operations in fiscal 2002, fiscal 2001 and fiscal 2000 was $3.7 million, $8.6 million and $10.9 million, respectively.

GHC has separately classified $46.1 million of carrying value associated with assets held for sale in the combined balance sheet at September 30, 2002.

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The following table sets forth the components of net revenue and loss from discontinued operations for the fiscal periods presented (in thousands):

	Successor Company	Predecessor Company

	2002	2001	2000

Net revenues	$232,351	$229,716	$210,668

Net operating loss of discontinued businesses	$(3,518)	$(33,217)	$(39,555)
Loss on discontinuation of businesses	(6,487)	—	—
Income tax benefit	3,902	—	—

Loss from discontinued operations, net of taxes	$(6,103)	$(33,217)	$(39,555)

The loss on discontinuation of businesses includes the write-down of assets to estimated net realizable value.

(21)     Segment Information

The Company’s principal operating segments are identified by the types of products and services from which revenues are derived and are consistent with the reporting structure of the Company’s internal organization.

The Company includes in inpatient services revenues all room and board charges and ancillary service revenue for its eldercare customers at the eldercare centers which the Company owns or leases.

The Company includes in rehabilitation services all revenue earned from the provisions of speech pathology, physical therapy and occupational therapy.

The accounting policies of the segments are the same as those of the combined organization. All intersegment sales prices are market based.

The Company’s capital costs in the following segment information (depreciation and amortization, lease expense, and interest), as well as minority interests for the year ended September 30, 2002 reflect the provisions of the Plan and the impact of fresh-start reporting. These costs for periods prior to the Company’s emergence from bankruptcy generally were recorded based on historical costs or contractual agreements and do not reflect the provisions of the Plan. Accordingly, capital costs of the Successor Company for the year ended September 30, 2002 are not comparable to those of the Predecessor Company in prior years.

Summarized financial information concerning the Company’s reportable segments is shown in the following table. The “All other services and corporate functions” category of revenues and EBITDA represents operating information of business units below the prescribed quantitative thresholds that trigger segment reporting requirements, and our corporate support functions. These operating business units in this category derive revenues from the following services: management services, consulting services, homecare services, physician services, diagnostic services, hospitality services, respiratory health services, staffing services and other healthcare related services. The “Other adjustments” category consists of certain expenses that have not been allocated to our reportable segments or the “All other services and corporate functions” category. This approach to segment reporting is consistent with the Company’s internal financial reporting and the information used by the chief operating decision maker regarding the performance of our reportable and non-reportable segments.

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	Successor Company	Predecessor Company

(in thousands)	2002	2001	2000

Revenues:
Inpatient services — external	$1,204,320	$1,138,154	$1,118,672
Rehabilitation services:
External	89,200	74,017	64,247
Intersegment	84,239	79,580	76,706
All other services and corporate functions:
External	68,646	78,992	79,165
Intersegment	86,553	74,618	65,947
Elimination of intersegment revenues	(170,792)	(154,198)	(142,653)

Total net revenues	1,362,166	1,291,163	1,262,084

EBITDA (1):
Inpatient services	139,287	116,829	119,993
Rehabilitation services	28,643	24,993	22,930
All other services and corporate functions	(38,883)	(31,896)	(30,877)
Other adjustments (2)	(1,456)	(73,092)	(725,118)
Net loss on sale of eldercare centers	—	(540)	(7,922)

Total EBITDA	127,591	36,294	(620,994)

Capital and other:
Combined:
Depreciation and amortization	(37,288)	(66,209)	(74,016)
Interest expense	(17,128)	(98,602)	(180,899)
Debt restructuring and reorganization costs	(3,175)	264,609	(50,145)
Income tax expense	(27,300)	—	—
Equity in net income (loss) of unconsolidated affiliates	1,196	(10,228)	(2,505)
Minority interests	(242)	21,207	133,806

Income (loss) from continuing operations	43,654	147,071	(794,753)
Loss from discontinued operations	(6,103)	(33,217)	(39,555)
Cumulative effect of accounting change, net of taxes	—	—	(10,412)

Net income (loss)	$37,551	$113,854	$(844,720)

(1)
EBITDA is defined by GHC as earnings before interest, taxes, depreciation and amortization expense of our continuing operations. EBITDA can be calculated through our combined statements of operations by adding back interest expense, income tax expense, depreciation and amortization, equity in net income (loss) of unconsolidated affiliates, minority interest and debt restructuring and reorganization costs to GHC’s income (loss) from continuing operations.

(2)	For a description of other adjustments, see note 17 — “Loss on Impairment of Assets and Other Charges”.

Total assets by segment at September 30, 2002 and 2001 were as follows:

(in thousands)	2002	2001

Inpatient services	$941,314	$973,439
Rehabilitation services	29,925	37,093
All other services and corporate functions	183,241	126,309

	$1,154,480	$1,136,841

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(22)     Comprehensive Income (Loss)

The following table sets forth the computation of comprehensive income (loss) for the years ended September 30, 2002, 2001 and 2000 (in thousands):

	Successor Company	Predecessor Company

	2002	2001	2000

Net income (loss)	$37,551	$113,854	$(844,720)
Unrealized (loss) gain on marketable securities	647	1,981	(1,361)

Total comprehensive income (loss)	$38,198	$115,835	$(846,081)

(23)     Quarterly Financial Data (Unaudited)

GHC’s unaudited quarterly financial information is as follows (in thousands):

	Total Net Revenue	Income (Loss) from Continuing Operations	Net Income (Loss)

(Successor Company)
Quarter ended:
December 31, 2001	$335,413	$11,685	$11,148
March 31, 2002	339,314	10,153	7,176
June 30, 2002	340,465	10,275	9,626
September 30, 2002	346,974	11,541	9,601

(Predecessor Company)
Quarter ended:
December 31, 2000	$316,375	$(22,789)	$(26,815)
March 31, 2001	315,778	(31,173)	(35,830)
June 30, 2001	326,390	(24,888)	(28,743)
September 30, 2001	332,620	225,921	205,242

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Genesis HealthCare Corporation
Unaudited Condensed Combined Balance Sheet
March 31, 2003 and September 30, 2002

(in thousands)	March 31, 2003	September 30, 2002

Assets
Current assets:
Cash and equivalents, primarily restricted	$7,361	$7,420
Restricted investments in marketable securities	15,850	15,074
Accounts receivable, net of allowance for doubtful accounts	199,362	200,158
Prepaid expenses and other current assets	28,752	32,405
Assets held for sale	40,315	28,634

Total current assets	291,640	283,691

Property and equipment	722,517	766,651
Accumulated depreciation	(52,144)	(38,204)

	670,373	728,447
Restricted investments in marketable securities	71,769	71,073
Assets held for sale	21,551	17,500
Other long-term assets	40,619	53,769
Goodwill	1,972	—

Total assets	$1,097,924	$1,154,480

Liabilities and Owner’s Equity
Current liabilities:
Current installments of long-term debt	$45,795	$45,566
Accounts payable	31,898	38,117
Accrued expenses	26,127	30,189
Accrued compensation	69,247	73,453
Accrued interest	2,515	2,819
Current portion of self-insurance liability reserves	15,850	15,074

Total current liabilities	191,432	205,218

Long-term debt	233,255	280,910
Self-insurance liability reserves	48,787	42,019
Other long-term liabilities	20,262	23,569
Owner’s equity:
GHVI’s equity in GHC	603,378	601,925
Accumulated other comprehensive income	810	839

Total owner’s equity	604,188	602,764

Total liabilities and owner’s equity	$1,097,924	$1,154,480

See accompanying Notes to Unaudited Condensed Combined Financial Statements

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Genesis HealthCare Corporation
Unaudited Condensed Combined Statements of Operations
For the Six Months Ended March 31, 2003 and 2002

	Six months ended March 31, 2003	Six months ended March 31, 2002
(in thousands)

Net revenues	$685,746	$674,727

Operating expenses:
Salaries, wages and benefits	427,032	399,992
Other operating expenses	155,535	155,103
General and administrative costs	44,162	43,990
Gain on early extinguishment of debt	(1,123)	–
Depreciation and amortization expense	19,458	17,513
Lease expense	13,753	13,005
Interest expense	8,306	8,575

Income before debt restructuring and reorganization costs, income tax expense, equity in net income of unconsolidated affiliates and minority interests	18,623	36,549
Debt restructuring and reorganization costs	—	1,700

Income before income tax expense and equity in net income of unconsolidated affiliates	18,623	34,849
Income tax expense	7,264	13,591

Income before equity in net income (loss) of unconsolidated affiliates	11,359	21,258
Equity in net income of unconsolidated affiliates	428	580

Income from continuing operations	11,787	21,838
Loss from discontinued operations, net of taxes	(7,725)	(3,514)

Net income	$4,062	$18,324

See accompanying Notes to Unaudited Condensed Combined Financial Statements

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Genesis HealthCare Corporation
Unaudited Condensed Combined Statements of Cash Flows
For the Six Months Ended March 31, 2003 and 2002

	Six months ended March 31, 2003	Six months ended March 31, 2002
(in thousands)

Cash flows from operating activities:
Net income	$4,062	$18,324
Net charges included in operations not requiring funds	32,878	30,765
Working capital changes that provided (used) cash:
Accounts receivable	(9,219)	(10,705)
Accounts payable and other accrued liabilities	(4,528)	(21,898)
Other	2,615	5,241

Total adjustments	21,746	3,403

Net cash provided by operations before debt restructuring and reorganization costs	25,808	21,727

Cash paid for debt restructuring and reorganization costs	—	(18,468)

Net cash provided by operating activities	25,808	3,259

Cash flows from investing activities:
Capital expenditures	(19,150)	(13,874)
Net purchases of restricted marketable securities	(909)	(13,039)
Purchase of eldercare centers	—	(10,453)
Purchase of rehabilitation services business	(5,436)	—
Proceeds from sale of eldercare centers	29,556	—

Net cash provided by (used in) investing activities	4,061	(37,366)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	36,000
Repayment of long-term debt	(47,426)	(32,618)
Net transactions with GHVI	17,498	30,600

Net cash provided by (used in) financing activities	(29,928)	33,982

Net decrease in cash and equivalents	(59)	(125)
Cash and equivalents:
Beginning of period	7,420	4,599

End of period	$7,361	$4,474

Supplemental disclosure of cash flow information:
Interest paid	$9,407	$13,466
Taxes paid	$—	$—

See accompanying Notes to Unaudited Condensed Combined Financial Statements

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Genesis HealthCare Corporation
Notes to Unaudited Condensed Combined Financial Statements

(1)     Basis of Presentation

The accompanying unaudited condensed combined financial statements have been prepared on a basis which reflects the historical financial statements of Genesis HealthCare Corporation (GHC or the Company) assuming that the operations of Genesis Health Ventures, Inc. (GHVI) expected to be contributed to GHC prior to the spin-off of GHC to GHVI’s shareholders (the spin-off) were organized as a separate legal entity, owning certain net assets of GHVI. All future references to “NeighborCare” in these combined financial statements mean GHVI’s pharmacy services operation, which will be the only significant remaining business operated by GHVI after the spin-off. Generally, only those assets and liabilities of the ongoing GHC business expected to be transferred to GHC prior to the spin-off were included in the combined balance sheets.

These unaudited condensed combined financial statements and accompanying notes should be read in conjunction with the Basis of Presentation and Summary of Significant Accounting Policies as set forth in notes 1 and 2, respectively to the Combined Financial Statements of GHC as of September 30, 2002 and 2001 and for each of the three years ended September 30, 2002.

The accompanying unaudited condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the combined financial statements for the periods presented include all necessary adjustments for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the six months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

(2)     Related Party Transactions

Historically, cash collected by GHC in excess of operating needs has been transferred to GHVI, and GHC’s cash requirements have been funded by GHVI. Other than net income, all capital transactions between GHC and GHVI have been recorded in the intercompany capital account.

GHVI provided certain general and administrative services to GHC, including finance, legal, treasury, information systems and human resources. The cost for these services was allocated to GHC based upon various allocation percentages dependent upon the type of service provided. For instance, certain costs were allocated based upon GHC’s proportionate share of revenue, labor related costs or other operating expenses; as well as other methods which management believes to be reasonable. These cost allocations were $22.7 million and $21.9 million for the six months ended March 31, 2003 and 2002, respectively. As a result of the spin-off, GHC will be required to perform these general and administrative services using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public company. Management believes GHC may incur incremental costs associated with being an independent public company and the loss of synergies and benefits of economies of scale that existed while we were a part of GHVI, but does not believe such incremental costs will be material. GHC and NCI will agree contractually to continue certain transitional arrangements and practices for a limited time after the spin-off. In addition, GHC and NCI will agree to certain mutually beneficial commercial arrangements intended to reflect terms similar to those that would be agreed to by parties bargaining at arm’s-length.

NeighborCare provides institutional pharmacy services to GHC. Sales to GHC affiliates totaled $39.7 million and $52.9 million for the six months ended March 31, 2003 and 2002, respectively.

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(3)     Long-Term Debt

Long-term debt at March 31, 2003 and September 30, 2002 consists of the following (in thousands):

	March 31, 2003		September 30, 2002

	Total GHVI	Allocated to GHC	Total GHVI	Allocated to GHC

Allocated debt of GHVI	$557,037	$221,983	$603,416	$252,738
Mortgages and other secured debt		57,067		73,738

		279,050		326,476
Less:
Current portion of long-term debt		(45,795)		(45,566)

Long-term debt		$233,255		$280,910

GHVI and each of its subsidiaries that are named as guarantors under GHVI’s senior credit facility and senior secured notes (“joint and several debt”) have granted the lenders first priority liens and security interests in all unencumbered property, including but not limited to: fee owned property, bank accounts, investment property, accounts receivable, equipment and general intangible assets. GHVI’s senior credit facility and senior secured notes limit, among other things, the GHVI’s ability to incur additional indebtedness or contingent obligations, permit additional liens, to make additional acquisitions, to sell or dispose of assets, to create or incur liens on assets, to pay dividends on common stock and to merge or consolidate with any other person or entity.

The joint and several debt instruments require GHVI to maintain compliance with certain financial and non-financial covenants, including minimum EBITDAR (earnings before interest, taxes, depreciation, amortization and rent), limitations on capital expenditures, maximum leverage ratios, minimum fixed charge coverage ratios and minimum net worth. GHVI was in compliance with all covenants applicable at March 31, 2003.

Allocated debt of GHVI

Included in GHC’s financial statements is an allocated portion of GHVI’s joint and several debt issued in connection with the Reorganization of GHVI in 2001. For the purpose of preparing the carve-out financial statements at September 30, 2001, GHC’s allocation of joint and several debt was based upon the level of debt estimated to be attributed to the operations of GHC upon emergence from bankruptcy. This allocation is consistent with the capital structure agreed to by our senior lenders and the bankruptcy court. Specifically, the initial debt allocation equals three times fiscal 2001 EBITDA, as adjusted. EBITDA, as adjusted, is calculated by subtracting from revenue all operating expenses and lease expense before certain charges. Joint and several debt at September 30, 2002 was derived by rolling forward the joint and several debt balance attributed to GHC at September 30, 2001. During the six months ended March 31, 2003, joint and several debt of $13.5 million was repaid by GHC in connection with an excess cash flow provision and $17 million was repaid by GHC from the proceeds on the sale of GHC’s eldercare centers located in the state of Illinois. As a result of this allocation approach, joint and several debt of $222 million and $252.7 million at March 31, 2003 and September 30, 2002, respectively is allocated to GHC. The weighted average interest rate on the allocated debt at March 31, 2003 and September 30, 2002 was 6.8% and 6.4%, respectively.

Mortgages and other secured debts

At March 31, 2003 and September 30, 2002, GHC had $57.1 million and $73.7 million of secured debt consisting principally of revenue bonds and secured bank loans, including loans insured by the Department of Housing and Urban Development. These loans are secured by the underlying real and personal property of individual eldercare centers and have fixed rates of interest ranging from 3% to 11%, with a weighted average rate of 9.1% at March 31, 2003 and 8.8% at September 30, 2002.

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(4)     Comprehensive Income

The following table sets forth the computation of comprehensive income for the six months ended March 31, 2003 and 2002 (dollars in thousands):

	2003	2002

Net income	$4,062	$18,324
Unrealized loss on marketable securities	(29)	(245)

Total comprehensive income	$4,033	$18,079

(5)     Assets Held for Sale or Closed

Since the Company’s adoption of SFAS 144, it has classified several businesses as held for sale or closed. The results of operations in the current and prior year periods, along with any cost to exit such businesses in the current year period, are classified as discontinued operations in the combined statements of operations. An increasing trend in malpractice litigation claims, rising costs of eldercare malpractice litigation, losses associated with these malpractice lawsuits and a constriction of insurers have caused many insurance carriers to raise the cost of insurance premiums or refuse to write insurance policies for nursing homes. These problems are particularly acute in the state of Florida where, because of higher claim amounts, general liability and professional liability costs have become increasingly expensive. This increase in insurance costs prompted GHC to sell its otherwise profitable operations in the state of Florida. Since its inception, GHC has continued to develop its eldercare network in concentrated geographic markets in the eastern United States. The geographic location of the Company’s eldercare centers in the states of Illinois and Wisconsin relative to its strategic markets, combined with the operating performance of those centers, has prompted GHC to identify those assets as held for sale. In addition to these assets, the Company has identified 12 eldercare centers in other states, one rehabilitation services clinic, one physician services practice, and its ambulance business as held for sale or closed due to under-performance.

Consolidated interest expense has been allocated to discontinued operations for all periods presented based on allocated debt expected to be repaid in connection with the sale of the assets, as required under GHVI’s senior credit facility. The amount of interest expense allocated to discontinued operations for the six month periods ended March 31, 2003 and 2002 was $2.8 million and $3.3 million, respectively (after tax, the net impact of these allocations to the loss from discontinued operations is $1.7 million and $2.0 million, respectively).

The current portion of GHC’s assets held for sale at March 31, 2003 of $40.3 million is principally related to properties located in the state of Florida. See note 7 — “Subsequent Events”. The long-term portion of the Company’s assets held for sale at March 31, 2003 is primarily related to its properties located in the state of Wisconsin ($17.5 million).

The following table sets forth the components of net revenue and loss from discontinued operations for the six months ended March 31, 2003 and 2002 (dollars in thousands):

	2003	2002

Net revenues	$95,959	$119,170

Net operating income loss of discontinued businesses	$(5,067)	$(679)
Loss on discontinuation of businesses	(7,597)	(5,082)
Income tax benefit	4,939	2,247

Loss from discontinued operations, net of taxes	$(7,725)	$(3,514)

(6)     Segment Information

Summarized financial information concerning the Company’s reportable segments is shown in the following table for the current quarter and the same period last year. The “All other services and corporate functions” category of revenues and EBITDA represents operating information of business units below the prescribed quantitative thresholds that trigger segment reporting requirements. These business units derive

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revenues from the following services: management services, consulting services, homecare services, physician services, diagnostic services, hospitality services, group purchasing fees, respiratory health services, staffing services and other healthcare related services. The “Other adjustments” category consists of certain expenses that have not been allocated to our reportable segments or the “All other services and corporate functions”. This approach to segment reporting is consistent with the Company’s internal financial reporting and the information used by the chief operating decision maker regarding the performance of our reportable and non-reportable segments.

	Six months ended	Six months ended

(in thousands)	March 31, 2003	March 31, 2002

Revenues:
Inpatient services — external	$601,533	$596,634
Rehabilitation services:
External	55,909	42,093
Intersegment	42,759	41,601
All other services and corporate functions:
External	28,304	36,000
Intersegment	33,369	43,128
Elimination of intersegment revenues	(76,128)	(84,729)

Total net revenues	685,746	674,727

EBITDA:
Inpatient services	56,564	72,180
Rehabilitation services	16,253	15,449
All other services and corporate functions	(27,553)	(24,992)

Total EBITDA	45,264	62,637

Capital and other:
Combined:
Gain on early extinguishment of debt	1,123	—
Depreciation and amortization	(19,458)	(17,513)
Interest expense	(8,306)	(8,575)
Debt restructuring and reorganization costs	—	(1,700)
Income tax expense	(7,264)	(13,591)
Equity in net income of unconsolidated affiliates	428	580

Income from continuing operations	11,787	21,838
Loss from discontinued operations, net of taxes	(7,725)	(3,514)

Net income	$4,062	$18,324

Total assets by segment at March 31, 2003 and September 30, 2002 were as follows:

	March 31, 2003	September 30, 2002

Inpatient services	$892,871	$941,314
Rehabilitation services	40,741	29,925
All other services and corporate functions	164,312	183,241

	$1,097,924	$1,154,480

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(7)     Combined Statement of Owner’s Equity

(in thousands)	GHVI’s equity in GHC	Accumulated other comprehensive income	Total owner’s equity	Total comprehensive income

Balance at September 30, 2002	$601,925	$839	$602,764

Comprehensive income
Net income	4,062		4,062	$4,062
Net unrealized loss on marketable securities		(29)	(29)	(29)

Total comprehensive income				$4,033

Distributions to GHVI, net of advances	(2,609)		(2,609)

Balance at March 31, 2003	$603,378	$810	$604,188

(8)     Subsequent Events

In February 2003, GHC reached two separate agreements to sell its eldercare assets located in the state of Florida. In one transaction, GHC sold four assisted living facilities for $8.5 million in April 2003. In a separate transaction completed in May 2003, GHC sold nine skilled nursing facilities and transferred leasehold rights in one skilled nursing facility and one assisted living facility for $26.3 million, of which
$6 million is in the form of a sellers note receivable. The results of these businesses were accounted for as discontinued operations in the six month periods ended March 31, 2003 and 2002.

The Company has entered into non-binding letters of intent with ElderTrust, a Maryland based real estate investment trust from whom it currently leases or subleases 18 of its eldercare facilities and eight managed and jointly-owned facilities. The principle terms of the letters of intent are as follows:

•
GHC will purchase two skilled nursing facilities having 210 skilled nursing beds and 67 assisted living beds, and three assisted living facilities having 257 beds, for $24.8 million. GHC currently leases these properties from ElderTrust at an annual cash basis and accrual basis lease cost of $2.4 million and $1.5 million, respectively;

•
GHC will pay ElderTrust $32.3 million to reduce annual cash basis and accrual basis lease cost associated with nine properties by $7.1 million and $1.6 million, respectively, and acquire options to purchase seven properties currently subleased to GHC by ElderTrust; and

•	GHVI will pay ElderTrust $5.0 million upon completion of the spin-off in exchange for ElderTrust’s consent to the assignment of all remaining leases and guarantees from GHVI to GHC.

GHC also intends to acquire the remaining ownership interest in an unconsolidated joint-venture partnership that operates four skilled nursing facilities with 600 skilled nursing and 125 assisted living beds. Each of the four eldercare centers are currently leased to the partnership from ElderTrust. The Company intends to purchase its joint venture partner’s interest in the unconsolidated partnership for $3.1 million and purchase one of the four eldercare properties from ElderTrust for $2.6 million. Additionally, GHC will pay ElderTrust $2.5 million to reduce the annual cash basis and accrual basis lease expense of one of the three remaining leased facilities by $0.4 million and $0.2 million, respectively. The lease terms of the three facilities that will continue to be leased from ElderTrust are expected to be extended from 2010 to 2015.

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Independent Auditors’ Report

The Board of Directors
Genesis HealthCare Corporation

Under date of May 30, 2003, we reported on the combined balance sheets of Genesis HealthCare Corporation (the Company) as of September 30, 2002 and 2001, and the related combined statements of operations, owner’ equity and cash flows for each of the years in the three year period ended September 30, 2002, which are included in the Form 10. In connection with our audits of the aforementioned combined financial statements, we also audited the related financial statement schedule in the Form 10. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in note 2 to the combined financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 145 with regard to accounting for extinguishment of debt effective October 1, 2002.

As described in note 4 to the combined financial statements, on October 2, 2001 the Company consummated a Joint Plan of Reorganization (the Plan) which had been confirmed by the United States Bankruptcy Court. The Plan resulted in a change of ownership of the Company and, accordingly, effective September 30, 2001 the Company accounted for the change in ownership through “fresh-start” reporting. As a result, the combined information prior to September 30, 2001 is presented on a different cost basis than that as of and subsequent to September 30, 2001 and, therefore, is not comparable.

As discussed in note 2 to the combined financial statements, the Company changed its method of accounting for the costs of start-up activities effective October 1, 1999.

/s/ KPMG LLP
Philadelphia, Pennsylvania
May 30, 2003

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Schedule II

Genesis HealthCare Corporation
Valuation and Qualifying Accounts
Years Ended September 30, 2002, 2001 and 2000
(in thousands)

Description	Balance at Beginning of Period	Charged to Operations	Charged to Other Accounts (1)	Deductions (2)	Balance at End of Period

Year Ended September 30, 2002
Allowance for Doubtful Accounts	$62,445	21,483	—	47,362	$36,566
Year Ended September 30, 2001
Allowance for Doubtful Accounts	$54,454	27,780	12,509	32,298	$62,445
Year Ended September 30, 2000
Allowance for Doubtful Accounts	$67,489	27,991	16,410	57,436	$54,454

(1)
In fiscal 2001, represents a reclassification of amounts previously reported as a direct reduction to trade receivables, rather than an allowance for doubtful accounts. In fiscal 2000, amount principally represents the beginning period balance of The Multicare Companies, Inc. Beginning October 1, 2000, Genesis HealthCare Corporation changed its method of accounting for Multicare from the equity method of accounting to the consolidation method of accounting.

(2)	Represents amounts written off as uncollectible.

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